UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

NEXTWAVE WIRELESS LLC
(Exact name of registrant as specified in its charter)

Delaware	14-1926116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12670 High Bluff Drive San Diego, California 92130	(858) 480-3100
(Address of Principal Executive Offices, including Zip Code)	(Registrant’s Telephone Number, Including Area Code)

Securities to be Registered Pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered:
None	None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Limited Liability Company Interests, no par value
(Title of class)

i

EXPLANATORY NOTE

NextWave Wireless Inc. (“Old NextWave Wireless”) was formed in 1996 as a wholly owned operating subsidiary of NextWave Telecom, Inc. (“NTI”), which sought to develop a nationwide CDMA-based personal communication services (“PCS”) network. In 1998, Old NextWave Wireless, together with NTI and its other subsidiaries (the “NextWave Telecom group”), filed for protection under Chapter 11 of the United States Bankruptcy Code. In December 2004, Old NextWave Wireless was converted from a corporation to a limited liability company.

On March 1, 2005, the Bankruptcy Court confirmed the plan of reorganization of the NextWave Telecom group. The cornerstone of the plan was the sale of NTI and its subsidiaries, excluding Old NextWave Wireless, to Verizon Wireless for approximately $3.0 billion. With the proceeds of the Verizon Wireless sale, as well as proceeds of prior PCS spectrum license sales to Cingular Wireless, Verizon Wireless and MetroPCS, all creditors of the NextWave Telecom group were paid in full and the NTI equity holders received an aggregate cash distribution of approximately $2.6 billion. In addition, the plan provided for the capitalization and distribution to the NTI equity holders of a new wireless technology company that would bear the NextWave name. Pursuant to the plan, on April 13, 2005, the NextWave Telecom group abandoned substantially all of its PCS assets other than the spectrum licenses, all remaining non-PCS assets and liabilities were contributed to Old NextWave Wireless, and Old NextWave Wireless was capitalized with $550 million in cash. Immediately thereafter, membership interests in our company were distributed to the NTI equity holders. Through this process, Old NextWave Wireless was reconstituted as a company with a new capitalization and a new wireless technology business plan.

Unless the context indicates otherwise, all references in this registration statement to NextWave, the Company, we, us and our refer to NextWave Wireless LLC and its direct and indirect subsidiaries from and after April 13, 2005, the date of our emergence as a new wireless technology company. References to Old NextWave Wireless refer to our existence as a company conducting a separate line of business prior to April 13, 2005.

Since our emergence as a new wireless technology company, we have made several strategic investments and acquisitions, most significantly the acquisition of PacketVideo Corporation, a developer of embedded multimedia software products for mobile phones.

To enable our planned listing on The Nasdaq National Market, our board of managers and a majority in interest of our members has approved the conversion of the Company from a Delaware limited liability company to a Delaware corporation. The corporate conversion will be effected through the merger of the Company with the subsidiary of a newly-formed Delaware corporation to be named NextWave Wireless Inc. We expect to effectuate the corporate conversion merger immediately prior to our planned listing on Nasdaq. In the merger, our equity holders will receive a number of shares of common stock of NextWave Wireless Inc. based on an exchange ratio to be determined by our Board of Managers. Each holder of our limited liability interests will own the same percentage of the outstanding equity of the Company before and immediately after giving effect to the corporate conversion merger. NextWave Wireless Inc. will file a registration statement on Form S-4 to register the issuance of its shares of common stock in the corporate conversion merger.

The organizational chart below provides a summary depiction of our structure after giving effect to the reorganization, our organizational activities and acquisitions and the corporate conversion merger. For more information on the history of our company see “Business-Our History.”

This registration statement contains certain technical terms relating to the wireless industry. For an explanation of such technical terms, see “Glossary of Selected Wireless Terminology” beginning on page 86.

An investment in our securities involves risks. See “Risk Factors” beginning on page 32.

“NextWave Wireless”, “PacketVideo”, “CYGNUS Communications”, “WiMAXplus”, “IBridge” and the NextWave, CYGNUS and PacketVideo logos are our trademarks. Other service marks, trademarks and trade names referred to in this registration statement are the property of their respective owners. As indicated in this registration statement, we have included market data and industry information and forecasts that were obtained from industry publications.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This registration statement and other reports, documents and materials we will file with the Securities and Exchange Commission (the “SEC”) contain, or will contain, disclosures that are forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as “may,” “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other words of similar meaning in connection with any discussion of the timing and value of future results or future performance. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks, uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical results or those anticipated. These risks include, but are not limited to:

•	our limited relevant operating history;

•	our ability to manage growth or integrate recent or future acquisitions;

•	competition from alternative wireless technologies and other technology companies;

•	our ability to develop and commercialize mobile broadband products and technologies;

•	the ability of vendors to manufacture commercial WiMAX equipment and devices;

•	consumer acceptance of WiMAX technology;

•	the success of our WiMAX network launch in Henderson, Nevada;

•	our ability to enter into and maintain network partner relationships;

•	PacketVideo’s reliance on a limited number of mobile phone and device manufacturers and wireless carriers as customers;

•	changes in government regulations;

•	changes in capital requirements;

•	any loss of our key executive officers; and

•	the other risks described under “Risk Factors.”

There may also be other factors that cause our actual results to differ materially from the forward looking statements.

Because of these factors, we caution you that you should not place any undue reliance on any of our forward-looking statements. These forward-looking statements speak only as of the date of this registration statement and you should understand that those statements are not guarantees of future performance or results. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

We are filing this registration statement to register our equity securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are required to file this registration statement because we had approximately 1,385 record holders of our equity securities as of December 31, 2005. This registration statement shall not constitute an offer to sell, nor a solicitation of an offer to buy, our securities.

This summary highlights key aspects of our business that are described in more detail elsewhere in this registration statement. This summary does not contain all of the information that you should consider before making a future investment decision with respect to our securities. You should read this entire registration statement carefully, including the “Risk Factors”, the combined audited financial statements and the notes thereto included elsewhere in this registration statement.

Business Overview

We are an early-stage wireless technology company engaged in the development of next-generation mobile broadband and wireless multimedia products, technologies and services. We believe that mobile broadband represents the next logical step in the evolution of the Internet and that demand for mobile broadband will transform the global $500 billion wireless communications industry from one driven primarily by voice to one driven by broadband connectivity. We expect that mobile WiMAX, a wireless broadband system utilizing a cellular architecture to deliver fully mobile and high quality fixed voice and data services, will play a major role in enabling the widespread delivery of mobile broadband services. We intend to focus our business activities on developing WiMAX certified products and other technologies to extend the broadband experience beyond the home or office and allow people to remain connected to the information and content they need wherever they go.

We have organized our product, technology and service development activities into three major initiatives:

WiMAX Technology Development. Led by the Advanced Technology Group, a part of our NextWave Broadband subsidiary, we are developing WiMAX certified chipsets, base station components and terminal device reference designs to enable integrated local communications networks (commonly called local area networks, or LANs) and geographically dispersed communications networks (commonly called wide area networks, or WANs) wireless broadband solutions. A key design objective of our products and technologies is to improve the ability of mobile WiMAX to cost effectively handle the large volume of network traffic that we believe Voice Over Internet Protocol (“VoIP”) telephony and next-generation wireless multimedia applications such as high resolution streaming video will generate. By enabling mobile WiMAX networks to simultaneously operate over multiple frequency bands, and by implementing a layered network architecture, we expect that our WiMAXplus product line will significantly improve the performance and economics of fixed and mobile WiMAX networks. We intend to sell and/or license our WiMAX certified products and technologies under the WiMAXplus trademark (“WiMAXplus™”) to network infrastructure and device manufacturers and network operators worldwide.

Mobile WiMAX Network Solutions. To stimulate demand for our WiMAXplus products, we have accumulated a spectrum footprint across the U.S. covering a population of over 206 million people, or POPs, including the spectrum we will obtain upon the closing of our pending acquisition of WCS Wireless Inc. Led by the Network Solutions Group, which operates within our NextWave Broadband subsidiary, we intend to work with network partners who are interested in funding the deployment of shared mobile WiMAX networks that operate on our licensed spectrum and utilize network and device equipment which incorporate our WiMAXplus products and technologies. Potential network partners include wireless service providers, cable operators, Internet service providers, and content distributors. To demonstrate the features and capabilities of our network solutions, we are currently building a 28 site mobile WiMAX trial network in Henderson, Nevada

Wireless Multimedia Software. Through our PacketVideo subsidiary, we intend to be a leading provider of the next generation of device embedded multimedia software needed to enable the efficient capture, transmission and manipulation of multimedia content by fourth generation (4G) broadband-enabled mobile devices. At present, PacketVideo is one of the world’s leading providers of embedded multimedia software for mobile phones. PacketVideo licenses its multimedia software to some of the largest wireless handset manufacturers and wireless carriers in the world, who use it to transform a mobile phone into a feature-rich multimedia device that provides people with the ability to stream, download and play video and music, receive live TV broadcasts and engage in two-way video telephony. We also expect that global deployments of mobile broadband networks will create a unique opportunity for software developers such as PacketVideo to create innovative multimedia software applications optimized for the mobile environment.

We believe the combination of our WiMAXplus products and technologies, our device embedded multimedia software products, and our spectrum assets represent a unique platform to provide advanced wireless broadband solutions to the market.

Competitive Strengths

A highly accomplished team of wireless technology professionals. Our technology development efforts are led by a team of highly skilled senior engineers with an average of 19 years experience in the development of wireless communications technologies and solutions. Team members have led major development initiatives at leading technology companies, such as Intel, Motorola, Nokia, QUALCOMM and Texas Instruments. Together they have been instrumental in developing some of today’s dominant wireless technologies. Several members of our team, including our Chief Executive Officer, Allen Salmasi, played key roles at QUALCOMM in the development and successful commercialization of the CDMA wireless technology standard used worldwide today. In addition, our senior team has extensive experience in building and operating wireless networks for companies such as Airtouch, AT&T Wireless, McCaw Cellular, Nextel and SprintPCS.

Significant capital resources. As of April 1, 2006, we had approximately $367 million of cash, cash equivalents and short-term investments. While we anticipate that the costs of our research and development activities will increase as we approach the commercial deployment of our WiMAXplus products and technologies, we believe our working capital position provides us with significant flexibility to continue funding our research and development activities and our operating losses. In addition, we have entered into a commitment letter for a private placement of senior secured notes that would provide us with cash proceeds of $297.5 million available for the sole purpose of financing spectrum acquisitions, including our pending acquisition of WCS Wireless, Inc. We are currently negotiating definitive agreements for the notes placement. To the extent that other attractive opportunities to acquire complimentary businesses or additional spectrum arise, we may need to raise additional funds to capitalize on such opportunities.

Attractive wireless spectrum portfolio, well-suited to support mobile WiMAX.  To date, we have acquired license spectrum and entered into long-term leases that provide us with exclusive leasehold access to licensed spectrum throughout the U.S. With the addition of our pending acquisition of WCS Wireless Inc., we will have compiled a spectrum portfolio covering approximately 206 million persons, or POPs, across the country, with 10MHz or more of spectrum in markets covering 182 million persons. We believe that our spectrum footprint, which will include eight of the top ten and 16 of the top 20 markets in the U.S., makes us attractive to potential network partners. Our spectrum resides in the 2.3GHz and 2.5GHz bands and offers propagation and other characteristics suitable for use with mobile WiMAX. Through a combination of long-term leases and favorably priced acquisitions, we have assembled our spectrum portfolio at an attractive average price per MHz-POP.

Acquisitions and Strategic Investments

Since our emergence as a wireless technology company, we have completed several acquisitions and strategic investments, including the acquisition of PacketVideo Corporation for approximately $46.6 million in July 2005, and transactions to acquire licensed spectrum rights for amounts totaling $98.9 million. In addition, we have entered into a definitive agreement to acquire WCS Wireless Inc., a company holding 2.3GHz spectrum covering a geographic area with a population of approximately 189 million persons, or POPs, for $160.5 million. We have obtained Federal Communications Commission approval and expect to complete this acquisition in the third quarter of 2006. Our recent acquisitions and investments are described in this registration statement in greater detail under the heading “Business - Our History”.

At the time of our emergence on April 13, 2005, we had cash and investment balances of approximately $555.1 million. As of April 1, 2006, our cash and investment balances were $366.6 million, reflecting the use of $98.9 million for the acquisition of wireless spectrum licenses and subsequent lease obligations, $51.1 million for business acquisitions and a joint venture investment, $12.9 million for the acquisition of property and equipment, and $25.6 million primarily for operating activities, including research and development costs. As noted above, we have entered into a commitment letter for a private placement of $350 million aggregate principal amount of senior secured notes that will be issued with an original issue discount of $52.5 million and which will bear interest at a rate of 7% per annum. In connection with the notes placement, we have agreed to issue warrants, at an exercise price of $0.01, to purchase an aggregate of 5% of the outstanding shares of common stock of NextWave Wireless Inc. at the time of issuance. We are currently negotiating definitive agreements for the notes placement. If completed, the notes placement would provide us with cash proceeds of $297.5 million available for the sole purpose of financing spectrum acquisitions, including our pending acquisition of WCS Wireless Inc. for $160.5 million.

Risks Affecting Us

We are an early stage company that recently emerged from Chapter 11 with a new wireless technology business plan and have limited relevant operating history. With the exception of our PacketVideo subsidiary, we have never generated any material revenues and have limited commercial operations. We operate in an extremely competitive environment. If WiMAX technology fails to gain acceptance, we will not be successful in selling WiMAX products and technologies. Our WiMAXplus products and technologies are in the early stages of development and will require a substantial investment before they may become commercially viable. We have made numerous acquisitions and investments since our emergence. We must successfully manage our growth and integrate these recent and any future acquisitions and investments. We are subject to a number of other risks of which you should be aware before making a future investment decision with respect to our securities. These risks are discussed more fully under the heading “Risk Factors.”

Summary Combined Historical Financial and Other Data

You should read the following financial data together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined audited financial statements and the notes to those financial statements included elsewhere in this registration statement.

The following summary consolidated statement of operations data for the three months ended April 1, 2006 and the summary consolidated balance sheet data as of April 1, 2006 was derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

The following summary consolidated statement of operations data for the period from the date of our inception as a new wireless technology company pursuant to the plan of reorganization of Old NextWave Wireless (April 13, 2005) to December 31, 2005 and the summary consolidated balance sheet data as of December 31, 2005 was derived from our audited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this registration statement.

(in thousands)	Three Months Ended April 1, 2006(1)	Inception (April 13, 2005 to December 31, 2005(2)
Consolidated Statement of Operations Data:
Revenues	$5,673	$4,144
Loss from operations	(17,351)	(55,687)
Net loss	(13,698)	(45,952)

Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	366,587	459,231
Wireless spectrum licenses, net	130,889	45,467
Goodwill	27,001	24,782
Other intangible assets, net	17,449	18,100
Total assets	574,110	579,774
Long-term obligations	15,311	14,934
Total members’ equity	530,810	539,364

(1)
Our Board of Managers approved a change, effective January 1, 2006, in our fiscal year end and quarterly reporting periods from quarterly calendar periods ending on December 31 to a 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. The three month period ended April 1, 2006 includes 13 weeks.

(2)
On April 13, 2005, pursuant to the plan of reorganization of the NextWave Telecom group, our equity securities were distributed to the NTI equity holders and we were reconstituted as a company with a new capitalization and a new wireless technology business plan. A summary of the assets and liabilities contributed to NextWave on April 13, 2005 is provided in the Notes to Consolidated Financial Statements included elsewhere in this registration statement. For more information on our emergence as a new wireless technology company, see “Business-Our History.”

Corporate Conversion Merger

To enable our planned listing on The Nasdaq National Market, our board of managers and a majority in interest of our members has approved the conversion of the Company from a Delaware limited liability company to a Delaware corporation. The corporate conversion will be effected through the merger of the Company with the subsidiary of a newly-formed Delaware corporation to be named NextWave Wireless Inc. We expect to effectuate the corporate conversion merger immediately prior to our planned listing on Nasdaq. In the merger, our equity holders will receive a number of shares of common stock of NextWave Wireless Inc. based on an exchange ratio to be determined by our Board of Managers. Each holder of our limited liability interests will own the same percentage of the outstanding equity of the Company before and immediately after giving effect to the corporate conversion merger. In addition, NextWave Wireless Inc. will assume the Company’s obligations under all stock option plans of the Company and its subsidiaries.

Capital Stock

As of June 15, 2006, there were 490,541,783 limited liability company interests (“LLC interests”) outstanding held by approximately 1,391 holders of record. As of June 15, 2006, there were 60,368,530 LLC interests subject to issuance upon the exercise of options and warrants. Our authorized share capital is unlimited.

NextWave Wireless Inc.’s authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.001 per share. The number of shares of NextWave Wireless Inc. common stock to be outstanding immediately after the corporate conversion merger will depend on the exchange ratio to be determined by our Board of Managers.

NextWave Wireless Inc. has applied to have its common stock quoted on The Nasdaq National Market under the ticker symbol “WAVE”.

ITEM 1.	BUSINESS

We are an early-stage wireless technology company engaged in the development of next-generation mobile broadband and wireless multimedia products, technologies and services. For a description of our formation, our emergence from Chapter 11 and our recent investments and acquisitions please see the section entitled “Our History.”

We are developing proprietary chipsets and related network and device products based on the Institute of Electronical and Electronic Engineers 802.16e mobile WiMAX standards. Mobile WiMAX is a wireless broadband system utilizing a cellular architecture to deliver fully mobile and high quality fixed voice and data services. WiMAX, an earlier generation of standards from the Institute of Electronical and Electronic Engineers, refers to a wireless broadband system designed to support fixed terminals. For more information about the fixed and mobile WiMAX standards please see “IEEE 802.16 WiMAX Standard” below.

A key design objective of our products and technologies is to improve the ability of mobile WiMAX to cost effectively handle the large volume of network traffic that we believe Voice Over Internet Protocol (“VoIP”) telephony, high speed web-surfing and next-generation wireless multimedia applications such as high resolution streaming video, high fidelity streaming audio and interactive real-time gaming will generate. We intend to market our 802.16e WiMAX compliant products and technologies under the WiMAXplus trademark (“WiMAXplus™”) to network infrastructure and device manufacturers as well as network operators worldwide. To stimulate demand for our WiMAXplus products, we plan to partner with service providers to build and operate 802.16e WiMAX compliant networks that operate on our licensed spectrum and utilize network and device equipment which incorporate our WiMAXplus products and technologies. In addition, through our PacketVideo subsidiary, we are one of the world’s leading providers of embedded multimedia software for mobile phones. We believe our WiMAXplus enhanced network and subscriber solutions, combined with our wireless multimedia software products and our spectrum assets, will offer wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers a platform to provide advanced wireless broadband services to their customers. To stimulate demand for our WiMAXplus products, we have accumulated a spectrum footprint across the U.S. covering a population of over 206 million people, or POPs, including the spectrum we will obtain upon the closing of our pending acquisition of WCS Wireless Inc.

Mobile Broadband Market

The Internet has evolved into a global system that over one billion people depend on every day. For many, the Internet has become an essential part of their business and personal lives and is the primary means in which they communicate and access information. We believe that a major driver of Internet usage is the rapidly growing adoption of DSL and cable/satellite broadband services that enable people to access the Internet at very high data speeds. Due to broadband connectivity, dependency on the Internet is increasing rapidly. Millions of people now use the Internet as a primary source for multimedia content such as music and movies, as a virtual store to purchase products and services, as a social networking tool, and to engage in bandwidth intensive activities such as high-speed web surfing, VoIP telephony, and interactive real-time gaming. However, while dependency on the Internet continues to grow, these types of critical Internet services and applications often become inaccessible to most people whenever they leave their home or business. This is because widespread deployment of wireless networks capable of providing mobile or nomadic broadband service, with data rates and connection quality comparable to DSL and cable, has not yet occurred.

We believe that market demand for mobile broadband services will transform the global $500 billion wireless communications industry from one driven primarily by voice to one driven by broadband connectivity. This transformation is already starting to occur and according to Yankee Group, an independent market research firm, by 2009, 63% of all wireless phones globally will be used for some sort of mobile data with data revenue accounting for 22% of total wireless revenue.

We believe that mobile broadband will do for the Internet what cellular technology did for wireline telephony -- extend high-speed connectivity outside the home or office and enable people to remain connected to the information and content they need, wherever they go. We call this the “Living in Motion” lifestyle. We are developing our WiMAXplus products and technologies to help make “Living in Motion” a reality and to provide people the ability to use a next-generation mobile device to:

•	Find, purchase, download and listen to their favorite music or audio titles;

•	View high resolution broadcasts of their favorite TV shows;

•	Participate in interactive, real-time gaming;

•	Easily access the full richness of the World Wide Web, including Mobile Web 2.0 services;

•	Remotely access their personal Digital Video Recorders and watch recorded television;

•	Remotely view real-time images from home or office security cameras;

•	Conduct two-way video conferences;

•	Capture and transmit high resolution digital photos or video to friends, family members, and business associates;

•	Download and view movies and other types of video content;

•	Engage in a wide-range of multimedia shopping services customized via location based services;

•	Conduct a broad range of financial transactions; and

•	Make “landline quality”, VoIP telephone calls.

While the mobile broadband transformation of the wireless communications market is still in an early stage of development, we believe it is already having a profound effect on service providers, network infrastructure manufacturers, device manufacturers and content distributors who will need to adapt their businesses to an industry model based on delivering mobile broadband services. Such adaptations will require network operators to make major investments in new wireless broadband network infrastructure equipment and technologies, will require the introduction of new classes of mobile broadband handsets, the development of next-generation device embedded multimedia software, and new techniques to maximize the use of available spectrum. We intend to focus our business activities to capitalize on these market trends.

We believe that several factors are already beginning to drive global market demand for fourth generation (4G) mobile broadband services like mobile WiMAX:

•	Increased demand by cellular phone users around the world for the ability to easily access the Internet and multimedia content on a fully mobile basis;

•	A growing awareness of the limitations of 802.11 Wi-Fi and existing third generation (3G) wireless networks;

•	Broader availability of high-quality, multimedia content optimized for mobile/portable devices;

•	Mandates by public safety agencies for reliable mobile broadband services;

•
The deployment of wireless technologies such as WiMAX to serve as a cost-effective way to deliver broadband to millions of homes in the U.S. and abroad with no or limited (e.g., dial-up) Internet connectivity; and

•	Market demand for fully integrated wireless local area network (LAN) and wide area network (WAN) solutions that utilize both 802.11 Wi-Fi and 802.16e WiMAX technologies.

To complement WiMAX’s ability to provide fully mobile broadband service, we believe that WiMAX can also serve as a cost-effective “last mile” technology suitable to provide stationary broadband service to millions of homes in the U.S. and abroad that have no or limited (e.g., dial-up) Internet connectivity. In the United States alone, we anticipate that WiMAX may be a cost-effective option for some of the over 33 million households that still use a dial-up connection to reach the Internet and the nearly 42 million households that currently have no Internet connection at all.

The introduction of affordable, high-speed Internet service via DSL and cable broadband provided software developers with a unique opportunity to develop entire new categories of software applications. Many of these applications focused on the capture, manipulation, and transmission of multimedia content such as music, images, and video. Several, such as iTunes, Windows Media Player, Google Video, and peer-to-peer applications such as Napster and BitTorrent have achieved extremely high levels of popularity and, in some cases, spawned businesses with market valuations that exceed those of the companies that actually provide broadband connections to end-users. We expect a similar software opportunity to arise with the wide-scale introduction of affordable mobile broadband services and believe that PacketVideo is well positioned to help develop the next generation of innovative mobile software.

IEEE 802.16 WiMAX Standard

WiMAX is an acronym that stands for Worldwide Interoperability for Microwave Access and is a certification mark established by the WiMAX Forum for products that are compliant with the Institute of Electronical and Electronic Engineers (“IEEE”) 802.16 set of standards. WiMAX, which has now become synonymous with the set of IEEE 802.16 standards, specifies an air interface for wireless Metropolitan Area Networks (MANs). Published in April of 2002, the original 802.16 standard specified equipment operating in the 10-66 GHz frequency band which required tall transmission towers and line-of-sight connectivity making the standard most suitable to provide high-bandwidth wireless backhaul services. Subsequently, the IEEE published a series of amendments to the standard to support lower radio frequencies in the 2-11 GHz range, to allow non line-of-sight connectivity, and to address quality of service and interoperability issues. In 2004, the IEEE consolidated these amendments into a new standard called IEEE 802.16-2004 which is often referred to as IEEE 802.16d.

In December of 2005, the IEEE published the 802.16e standard, often referred to as mobile WiMAX, which specified a system to support mobile broadband services via portable devices such as laptops, personal digital assistants (PDA), mobile phones, and other converged devices. The 802.16e standard includes several enhancements to improve mobile system performance including support for inter-cell handoff, sleep modes to support low-power mobile devices and support for broadcast/multicast services. In parallel, in a coordinated effort with the IEEE and the WiMAX Forum, the Telecommunications Technology Association (TTA) in Korea developed WiBro, an 802.16-based standard, which includes support for mobility based on early drafts of the 802.16e amendment. Efforts supported by TTA and IEEE 802.16 to harmonize the WiBro standard with the IEEE 802.16e standard were successful.

Mobile WiMAX is one of several wireless air interface technologies that are currently being deployed or developed to enable the delivery of mobile broadband services to the market. These alternative technologies include CDMA2000, UMTS (Universal Mobile Telecommunications System) and 802.20 (Mobile-Fi). Some of these technologies, such as CDMA 2000 and UMTS, have already been deployed by major wireless carriers and have achieved significant levels of market penetration. We believe that mobile WiMAX will also become a major, global wireless broadband standard and will achieve a significant level of global adoption for the following reasons:

•
Mobile WiMAX enjoys broad support from wireless industry leaders. Members of the WiMAX Forum, an industry organization dedicated to promoting and certifying WiMAX products, include Alcatel, AT&T, Bell Canada, British Telecom, Broadcom, Cisco, Deutsche Telekom, Ericsson, Intel, Korea Telecom, LG Electronics, Lucent, Motorola, NEC, Nokia, Nortel, Samsung, Siemens, Sprint Nextel and Texas Instruments.

•
Companies such as Intel, who are interested in seeing mobile WiMAX integrated into laptops and other mobile computing platforms, are actively working to drive the market adoption of WiMAX and the deployment of WiMAX networks.

•
International support by network operators for WiMAX is growing. At present, numerous WiMAX networks based on the 802.16-2004 standard are currently being deployed by numerous operators in Europe, Asia, South America, and the Middle East.

•	Deployments of 802.16e compliant mobile broadband networks by companies such as Korea Telecom who expect to launch commercial service in 2006 using the WiBro derivative of mobile WiMAX.

•	Mobile WiMAX economics, including network construction and operating costs, are expected to be competitive with those of alternative mobile broadband technologies.

•
Mobile WiMAX incorporates quality of service capabilities that are required to efficiently handle quality of service dependent applications such as VoIP telephony, video conferencing and real-time, interactive gaming.

•
Mobile WiMAX network performance, including the ability to handle the high volumes of traffic associated with VoIP, high speed web-surfing and next-generation wireless multimedia applications, is expected to be competitive with alternative mobile broadband technologies.

Competitive Strengths

Accomplished team of wireless technology development professionals. Our technology development efforts are led by a team of highly skilled senior engineers with an average of 19 years experience in the development of wireless communications technologies and solutions. Team members have led major development initiatives at leading technology companies, such as Intel, Motorola, Nokia, QUALCOMM and Texas Instruments. Together they have been instrumental in developing some of today’s dominant wireless technologies. Our founder and Chief Executive Officer, Allen Salmasi, was a member of the original QUALCOMM executive team and played a key role in the development and successful commercialization of the CDMA wireless technology standard used worldwide today. Many members of our development team worked with Mr. Salmasi at QUALCOMM on this technology initiative and have re-joined him at NextWave to pursue the development of mobile WiMAX technologies and products.

Significant capital resources. As of April 1, 2006, we had approximately $367 million of cash, cash equivalents and short-term investments. While we anticipate that the costs of our research and development activities will increase as we approach the commercial deployment of our WiMAXplus products and technologies, we believe our working capital position provides us with significant flexibility to continue funding our research and development activities and our operating losses. In addition, we have entered into a commitment letter for a private placement of senior secured notes that would provide us with cash proceeds of $297.5 million available for the sole purpose of financing spectrum acquisitions, including our pending acquisition of WCS Wireless, Inc. We are currently negotiating definitive agreements for the notes placement. To the extent that other attractive opportunities to acquire complimentary businesses or additional spectrum arise, we may need to raise additional funds to capitalize on such opportunities.

Attractive wireless spectrum portfolio, well-suited to support mobile WiMAX.  To date, we have acquired license spectrum and entered into long-term leases that provide us with exclusive leasehold access to licensed spectrum throughout the U.S. With the addition of our pending acquisition of WCS Wireless Inc., we will have compiled a spectrum portfolio covering approximately 206 million persons, or POPs, across the country, with 10MHz or more of spectrum in markets covering 182 million persons. We believe that our spectrum footprint, which will include eight of the top ten and 16 of the top 20 markets in the U.S., makes us attractive to potential network partners. Our spectrum resides in the 2.3GHz and 2.5GHz bands and offers propagation and other characteristics suitable for use with mobile WiMAX. Through a combination of long-term leases and favorably priced acquisitions, we have assembled our spectrum portfolio at an attractive average price per MHz-POP.

Unique combination of silicon, software, systems engineering and spectrum. Unlike most other wireless technology development companies, we have assembled a unique combination of assets, including a world class semiconductor design and wireless technology development team, one of the world’s leading providers of device embedded multimedia software, an experienced network design and operations team, and an attractive portfolio of licensed spectrum. We believe that the combination of these assets will enable us to efficiently develop and market WiMAXplus mobile broadband products and positions us well to deliver fully integrated, mobile WiMAX network solutions to potential network partners.

Integrated business model. We believe that our WiMAXplus technology development business, our network solutions business and our multimedia software business each represent standalone business opportunities. We expect these initiatives to be mutually supportive and highly complementary to each other and believe that our multi-initiative business model will provide us with the ability to adapt our business and allocate resources to address rapidly evolving industry trends.

Well established industry position. Our PacketVideo subsidiary has established strong commercial relationships with the wireless industry’s leading device manufacturers, infrastructure manufacturers and network operators. Its customers include leading handset manufacturers such as LGE, Motorola, Nokia and Samsung as well as some of the world’s largest network operators including NTT DoCoMo, Orange, T-Mobile and Verizon Wireless. While some of these customers are also some of PacketVideo’s competitors, we believe that these relationships will be highly valuable as we pursue strategic partnerships and begin to market our WiMAXplus products, technologies and network solutions.

Extensive experience in building and operating wireless networks. Our senior team has extensive experience in building and operating wireless networks for companies such as Airtouch, AT&T Wireless, McCaw Cellular, Nextel and SprintPCS. Members of our Network Solutions Group have spent the last several years conducting extensive field trials of numerous wireless broadband technologies, including 1xEV-DO, TD-CDMA, and Flash-OFDM. In addition, our team has led the development of a next-generation IP core network and back office system (“BOSS”) designed specifically to enable the delivery of highly-differentiated mobile broadband network services.

Business Strategy

Our strategy is focused on the rapid development of our WiMAXplus mobile broadband technologies and solutions, and includes:

Develop the key elements of an end-to-end mobile WiMAX system. In order to achieve our network performance improvement objectives, we intend to develop the key elements of an end-to-end mobile WiMAX network solution that includes proprietary chipsets and related network and device products compliant with the 802.16e WiMAX standard. We anticipate that by incorporating our proprietary technologies on both sides of the radio connection, we will be better positioned to commercialize our WiMAXplus network performance technologies. To date, we have made significant progress in our development efforts and we anticipate that we will begin field testing elements of our WiMAXplus product line in 2007. These field testing activities will be part of a comprehensive technical field trial of 802.16e WiMAX technology in Henderson, Nevada, that will combine our advanced IP core and back-office systems with a 28 site mobile WiMAX network. We expect to implement this trial with vendor partners who are interested in working with us to develop our end-to-end WiMAX system, and believe that the trial will be a critical step towards successful commercialization of our end-to-end WiMAX system solution and the development of our WiMAXplus products and technologies.

Market our WiMAXplus products and technologies to third parties. We intend to market our WiMAXplus products and technologies worldwide to network equipment and device manufacturers and to wireless broadband service providers. We expect that our marketing efforts will benefit from growing worldwide demand for fully-mobile access to the Internet and the delivery of rich-media content to mobile devices. Similar to other proprietary wireless technologies, we believe that the sale or licensing of our WiMAXplus chipsets, network components and device technologies will generate a long-term, recurring revenue stream for our company.

Form strategic relationships with network partners interested in offering wireless broadband services. We intend to implement a shared network model under which NextWave will seek network partners to fund the cost of building and operating a mobile WiMAX network utilizing our licensed spectrum and our WiMAXplus products and technologies. Potential network partners include wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers that wish to provide advanced wireless broadband services to their customers. We believe that our shared network model will be attractive to potential network partners as it will allow them to operate as facility-based service providers at a lower cost than building and operating a network on their own.

Grow and extend PacketVideo’s multimedia software business. We believe that the number of multimedia enabled smartphones as a percentage of global handsets shipped annually will rise significantly over the next several years. We will seek to maintain PacketVideo’s strong position in this growing market through the growth and extension of its existing multimedia software business. At present, the primary competitors for PacketVideo’s multimedia software products are the internal multimedia design teams at the OEM handset manufacturers to whom PacketVideo markets its products and services. Furthermore, we believe that the deployment of mobile broadband networks will spawn the development of entire new categories of software applications that can take full advantage of the distinctive mobility features inherent in mobile broadband systems. While we expect the competition from the OEM internal multimedia design teams and other independent multimedia software providers to increase in the next few years, we expect PacketVideo will be able to leverage its industry position and help develop these types of next-generation mobile broadband software applications.

Identify and pursue acquisitions and investments to accelerate and improve the development of our end-to-end wireless broadband solutions. We believe there are a number of companies participating in the WiMAX technology, wireless broadband and wireless multimedia sectors that could be attractive acquisition or investment candidates. We continue to monitor these opportunities and may pursue those which we believe will enhance our capabilities and product offerings.

Acquire additional wireless spectrum to complement our existing portfolio. We believe that expanding our spectrum footprint will make us more attractive to potential network partners. As such, we are actively evaluating spectrum acquisition and leasing opportunities and will pursue those which allow us to obtain complementary spectrum at prices that we believe to be attractive. We also believe that there may exist opportunities to obtain spectrum internationally which we will continue to monitor.

Our Technologies and Products

WiMAXplus Products and Technologies

Based in San Diego, California, our Advanced Technology Group, a part of our NextWave Broadband subsidiary, is developing 802.16e WiMAX compliant chipsets, network components and device technologies designed to enhance the capabilities and economics of fixed and mobile WiMAX networks. NextWave Broadband was formed as a Delaware corporation in 2004 and did not have any significant operating history prior to our emergence as a new wireless technology company in April 2005. Our Advanced Technology Group includes the historical operations of CYGNUS Communications Inc., a company we acquired in February 2006. CYGNUS was formed as a Delaware corporation in 2004 and operated as a research and development company. We owned approximately 50% of the outstanding equity of CYGNUS from its formation until the 2006 acquisition.

Our Advanced Technology Group’s 802.16e compliant WiMAXplus products are expected to reduce network capital and spectrum costs by enabling fixed and mobile WiMAX to more efficiently handle bandwidth-intensive and quality of service dependent applications such as VoIP telephony, streaming audio and video, video conferencing and real-time gaming. Our Advanced Technology Group’s WiMAXplus products and technologies are intended to enhance the scalability and performance of WiMAX networks by enabling managed quality of service on multiple frequency bands. We believe that enabling WiMAX to operate over multiple frequency bands will significantly improve the economics of WiMAX network deployments for the following reasons:

•	WiMAX network operators will have the ability to assemble a licensed spectrum footprint using multiple frequency bands as opposed to having to acquire scarce spectrum in a single frequency band;

•	carriers will have the ability to address network coverage and capacity issues via the acquisition of low-cost spectrum as opposed to costly cell splitting; and

•	the ability of frequency-agile WiMAX devices to roam between multiple WiMAX networks will be facilitated.

We believe that to fully optimize mobile WiMAX for the efficient delivery of bandwidth intensive multimedia applications requires a total system development strategy that includes all of the key elements of the 802.16e WiMAX air interface. By adopting this approach, we expect to offer network infrastructure and device manufacturers a comprehensive suite of WiMAXplus products including low-power 802.16e compliant digital baseband ASICs and RFICs, software defined radio platforms, base station channel card reference designs and innovative terminal device reference designs.

Our Advanced Technology Group, which now includes the employees of our recently merged CYGNUS subsidiary, is comprised of over 128 employees and is led by a highly accomplished team of senior engineers with an average of 19 years experience in the development of advanced wireless communications technologies and products, such as digital baseband ASICs, radio frequency technologies including multi-band RFICs, advanced antenna systems, SDR, mobile terminal designs and device enabled application software. Our Advanced Technology Group team members have led major technology development initiatives at companies such as Intel, Motorola, Nokia, QUALCOMM and Texas Instruments and have been instrumental in developing some of today’s dominant wireless technologies. Our founder and Chief Executive Officer, Allen Salmasi, was a member of the original QUALCOMM executive team and played a key role in the development and successful commercialization of the CDMA wireless technology standard used worldwide today. Many members of our development team worked with Mr. Salmasi at QUALCOMM on the CDMA technology development and have re-joined him at NextWave to pursue the development of next-generation wireless broadband technologies based on WiMAX.

WiMAXplus products currently under development include:

WiMAXplus Semiconductor Products

Digital Baseband Application Specific Integrated Circuits (ASICs): An ASIC is an integrated circuit or chip customized for a specific purpose. Our family of 802.16e compliant digital baseband ASICs represent the core of our WiMAXplus system architecture and product line. All of our 802.16e compliant, low-power mobile subscriber station (MSS) ASICs are being designed to perform physical layer (PHY) and media access control (MAC) functions and will include optimized scheduling and the ability to support multiple frequency bands.

Radio Frequency Integrated Circuits (RFICs): An RFIC is part of the front-end of a radio system that receives a radio frequency signal, converts it to a lower frequency and modifies it for further processing. Designed to utilize multiple spectral bands to achieve high throughput performance, our WiMAXplus RFICs are part of an advanced radio frequency subsystem that is matched to our family of baseband WiMAXplus ASICs and is expected to enable a mobile device to operate over a wide range of operational frequencies without sacrificing overall performance.

WiMAXplus Network Products

Software Defined Radio (SDR): A SDR system is a radio communication system which uses software to modulate and demodulate radio signals. In a wireless radio network, the design goal of an SDR is to provide for a capability to improve the performance of the baseband portion of the radio sub-system, incorporated into a Base Transceiver Station (BTS) by simply upgrading the SDR’s software. This eliminates the need for costly and time-consuming hardware upgrades. Designed to complement our planned line of WiMAXplus ASICs, our SDR platform will include 802.16e compliant MAC and PHY layer software suitable for both macro and microcell base station deployments and is intended to provide improved operational flexibility and cost-effectiveness by leveraging a design platform that combines programmability as well as ASIC-level performance.

WiMAXplus Channel Card: Our WiMAXplus channel card reference designs will specify a complete WiMAX base station transceiver unit that can be easily installed in third party base station platforms. We intend to incorporate leading-edge architecture and algorithms throughout our channel card design to enable the most cost-effective and high-performance mobile WiMAX network deployment.

Microcell Base Transceiver Station (BTS): A BTS, also known as a wireless base station, includes equipment needed to transmit and receive radio signals (transceiver), antennas, and the electronics required to communicate with other network elements. Unlike a conventional BTS which can provide radio coverage over a radius of several miles, a microcell BTS is much smaller in size and is designed to serve very small geographic areas such as a street corner or a building complex. Our WiMAXplus microcell BTS is an important component of our multi-tiered WiMAXplus system architecture. Designed to complement macro-base station deployments, our microcell BTS is intended to provide low-cost capacity and coverage relief where required. We are designing our microcell BTS to operate as a fully functional single-sector WiMAXplus base station that can be installed on utility poles, side-mounted on buildings, or installed in other unconventional locations.

WiMAXplus Subscriber Products

Mobile Terminal Reference Designs and Software Development Kits (SDK): Our WiMAXplus reference designs and SDKs are intended to accelerate volume sales of our semiconductor products by enabling mobile device manufacturers to reduce the time required to develop and launch WiMAXplus compliant products including handsets and portable computing platforms.

Other WiMAXplus Systems Initiatives

Home Gateway Reference Designs: Our 802.16e compliant home gateway reference designs are intended to provide gateway manufacturers with a specification for an integrated WAN/LAN platform that can simplify the management of and enable multi-platform access to personal multimedia content such as music and audio files.

Advanced Antenna Systems: To improve spectral efficiency and network performance, we are developing an advanced antenna system incorporating technologies such as beamforming and MIMO. These technologies are being designed to work on both the infrastructure and mobile device side of our WiMAXplus network solution.

WiMAXplus Network Solutions

Based in Henderson, Nevada, our Network Solutions Group, a part of our NextWave Broadband subsidiary, intends to build and operate WiMAX compliant networks in partnership with wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers that wish to provide advanced wireless broadband products and services to their customers. We expect these networks to be deployed over our licensed spectrum, to take advantage of our advanced back-office systems, to utilize third party network infrastructure equipment that incorporate our WiMAXplus products and technologies, and to be compatible with mobile devices that utilize the family of WiMAXplus chipsets that we are currently developing.

Our Network Solutions Group’s 33 employees have extensive backgrounds in building and operating wireless networks and in designing and implementing back-office systems. Since 2003, our Network Solutions Group’s engineers have been operating a test-bed facility in Henderson, Nevada, to evaluate the capabilities of various wireless technologies including lxEV-DO, TD-CDMA and Flash-OFDM. These technical evaluations included in-depth assessments of key performance criteria including link budgets, spectral efficiencies, service quality, data rates, connection reliability, mobile capabilities, data link security and cost-per-bit economics.

In parallel to its technology assessment initiatives, our Network Solutions Group has also developed and implemented an advanced IP core network designed to support end-to-end IP connectivity, reduce IP core network costs, quickly enable new services and facilitate easy interconnection between a Network Solutions Group operated network and the existing network infrastructure of our network partners. During the same period, our Network Solutions Group also completed the design and has begun implementation of an advanced back-office system architecture consisting of billing, operational support systems (e.g., Mediation, LDAP and RADIUS) and customer care systems and has implemented a network operations center that will enable our Network Solutions Group to efficiently monitor the performance of its managed networks.

We intend to implement a shared network model under which NextWave will seek network partners to fund the cost of building and operating a mobile WiMAX network utilizing our licensed spectrum and our WiMAXplus products and technologies. We believe that this model will be attractive to potential network partners as it will allow them to operate as facility-based service providers at a lower cost than building and operating a network on their own.

To support our shared network business, our Network Solutions Group will be responsible for providing the following services:

•	RF design;

•	Network construction;

•	Network optimization;

•	Network operations center implementation;

•	IP core network including security integration;

•	Core network integration;

•	Billing and operational support systems;

•	Customer support systems; and

•	Network operations and maintenance, including Network Management Systems (NMS).

Las Vegas Trial Network

To demonstrate the features and capabilities of our end-to-end network solutions, our Network Solutions Group is currently building an 802.16e WiMAX compliant trial network in Henderson, Nevada that is expected to become operational in 2006 We intend to use this trial network to conduct a comprehensive technical field trial of 802.16e WiMAX technology that will combine our advanced IP core and back-office systems with a 28 site radio access network. We expect to implement this trial with vendor partners who are interested in working with us to develop our end-to-end WiMAX system and believe that the trial will be a critical step towards successful commercialization of our end-to-end WiMAX system solution and the development of our WiMAXplus products and technologies. In addition, to accelerate industry development of WiMAX technologies, we intend to make our trial network facilities available to others in the WiMAX industry for the purpose of conducting product evaluations and compatibility testing.

We believe that Las Vegas represents an ideal market for a mobile WiMAX network for the following reasons:

•	Las Vegas is one of the fastest growing metropolitan areas in the country, with demographics that are conducive to the marketing of wireless broadband services;

•	Existing tower inventory and flexible zoning procedures will reduce the time required to deploy a network;

•
As the current operational headquarters for our Network Service Group, most of our network engineering and resources needed to design, build, and operate a mobile WiMAX network are already located in the market; and

•	Las Vegas represents a highly attractive market for the prospective network and service provider partners.

PacketVideo Multimedia Software Products

Based in San Diego, our PacketVideo subsidiary has 119 employees and is one of the world’s leading providers of embedded multimedia software products for mobile devices. PacketVideo was formed as a Delaware corporation in August 1998 and was privately held prior to its acquisition by NextWave in July 2005.

We expect that global deployments of mobile broadband networks will create a unique opportunity for software developers such as PacketVideo to create innovative multimedia software applications optimized for the mobile environment, and believe that PacketVideo is ideally positioned to help develop these types of next-generation, mobile broadband software applications.

PacketVideo’s software, which it licenses to the world’s leading mobile device manufacturers and wireless carriers, transforms a mobile phone or other mobile device into a feature-rich multimedia device that allows people to stream, download, and play video and music, receive live TV, or engage in two way video telephony. PacketVideo’s innovations and engineering leadership have led to breakthroughs in content encoding, content delivery systems, and advanced handset development around the world.

For mobile device manufacturers, shorter product cycles and increasing demand for advanced technologies are driving collaboration with third party solution providers, such as PacketVideo, to aid their product development. We believe that PacketVideo’s technical capabilities and depth of knowledge are key reasons why PacketVideo has been chosen by the world’s largest device manufacturers and wireless carriers to help them quickly develop and introduce new multimedia enabled handsets and multimedia services to the market. Tens of millions of handsets containing PacketVideo software have been shipped worldwide by device manufacturers including LGE, Motorola, Nokia and Samsung. In addition, PacketVideo provides multimedia software solutions to some of the world’s largest wireless carriers including NTT DoCoMo, Orange, T-Mobile and Verizon Wireless. According to IDC, high-end mobile phones and converged mobile devices represented 20% of all mobile phones shipped in 2005. This percentage is expected to increase to 45% of the more than one billion handsets forecasted to be shipped in 2008. We believe that this trend, combined with forthcoming software from PacketVideo that contains major enhancements, will enable PacketVideo to maintain its leading market share position.

PacketVideo’s current suite of device embedded software solutions are based on a modular architecture to enable rapid integration with the industry’s leading hardware platforms and operating systems and support the following set of mobile multimedia applications:

• Video streaming media applications;

• Electronic program guide;

• Content catalog - integrated media navigation;

• Digital camcorder - Video recorder;

• Two-way video telephony communications;

• Digital media broadcast receiver/player;

• Multi-format multimedia player/recorder;

• Digital music download/streaming playback;

• Digital still camera and image organizer;

• Live camera surveillance; and

• Streaming radio player.

Current PacketVideo Embedded Software Products

pv2way™ - PacketVideo Two Way Video Communicator: The pv2way Two Way Video Communicator software enables synchronous two-way voice and video conversations, video conferencing with picture-in-picture, call recording options, and is extendable to IP and SIP-based VoIP, PoC and Push-to-View.

pvPlayer™ - PacketVideo Media Player: The pvPlayer software is built on PacketVideo’s industry leading video engine and supports streaming, progressive download and playback with support available for all major mobile content types. It can be configured as separate audio and video applications or as a single integrated media player.

pvCamcorder™ - PacketVideo Camcorder & Digital Camera: The PacketVideo pvCamcorder & Digital Camera software lets users record audio and videos directly on their phone using PacketVideo’s optimized encoder libraries. Users can play recorded files locally or send them to others. pvCamcorder uses PacketVideo’s author engine and optimized codecs to provide smoother, improved quality recording of audio, video and digital photos.

Future PacketVideo Software Products

The introduction of affordable, high-speed Internet service via DSL and cable broadband provided software developers with a unique opportunity to develop entire new categories of software applications. Many of these applications focused on the capture, manipulation, and transmission of multimedia content such as music, images, and video. Several, such as iTunes, Windows Media Player, Google Video, and peer-to-peer applications such as Napster and BitTorrent have achieved extremely high levels of popularity and, in some cases, spawned businesses with market valuations that exceed those of the companies that actually provide broadband connections to end-users. We believe that a similar opportunity to develop innovative software applications, optimized for the mobile environment, exists with the wide scale introduction of affordable mobile broadband services.

The emergence of mobile broadband will necessitate the development of new categories of software applications optimized to take full advantage of the distinctive mobility features inherent in mobile broadband systems. To be successful, developers of these new software applications must accommodate the complexities (e.g., variable connection rates) and unique capabilities (e.g., mobile positioning) associated with wireless broadband and will need to overcome mobile device (e.g., smartphones) design restrictions such as limited memory and on-board processing capabilities. In addition, mobile application software developers will need to fully understand underlying wireless broadband network technologies such as WiMAX to ensure optimal performance of their multimedia software applications in a challenging wireless environment.  We expect that global deployments of mobile broadband networks will create a unique opportunity for software developers such as PacketVideo to create innovative multimedia software applications optimized for the mobile environment.

We believe that PacketVideo is well positioned to help develop these types of next-generation, mobile broadband software applications for the following reasons:

•	PacketVideo is already the industry’s leading provider of device embedded, mobile multimedia software and has broad experience in developing software for memory and processor limited mobile devices.

•
As part of NextWave, PacketVideo will have full access to the company’s WiMAX technology development activities and will be able to develop new multimedia software applications that take full advantage of the unique capabilities we are designing into our WiMAXplus products and technologies.

•
Unlike the aforementioned PC software environment, there are no dominant mobile device operating systems and, in fact, over two dozen such operating systems are currently in use by mobile handset manufacturers worldwide. PacketVideo’s software has been engineered to work with virtually all of the most popular mobile device operating systems in use today. By maintaining this flexible approach, we expect that PacketVideo’s next generation of mobile broadband software will continue to enjoy wide scale industry adoption.

Spectrum Portfolio

We are actively engaged in obtaining rights to licensed spectrum across the United States as part of our plan to partner with service providers and deploy mobile WiMAX networks. To date, we have acquired spectrum and entered into long-term leases that provide us with exclusive leasehold access to licensed spectrum throughout the U.S. With the addition of our pending acquisition of WCS Wireless Inc., we will have compiled a spectrum portfolio covering approximately 206 million persons, or POPs, across the country, with 10MHz or more of spectrum in markets covering 182 million persons. We are focused on acquiring authorizations to use licensed spectrum in the top 100 U.S. markets, which have population densities and demographics most suitable to drive adoption of wireless broadband. We believe that our spectrum footprint, which will include eight of the top ten and 16 of the top 20 markets in the U.S., makes us attractive to potential network partners. We have also acquired licenses to use spectrum in smaller markets and plan to continue to acquire licenses in these markets to improve our overall coverage footprint.

To date, we have focused our efforts on obtaining licenses or other rights to use 2.3 GHz Wireless Communication Service (“WCS”) spectrum and 2.5 GHz Broadband Radio Service (“BRS”) and Educational Broadband Service (“EBS”) spectrum. We believe these spectrum bands are optimal for the deployment of mobile WiMAX networks and we are engineering our WiMAXplus products and technologies to take advantage of the acquired licenses. We believe that additional spectrum bands are also attractive for the deployment of mobile WiMAX networks, including the 1.7GHz/2.1GHz band (known as the Advanced Wireless Service, or AWS, spectrum band) and in the future we may obtain spectrum in those bands. We recently filed an application with the FCC to qualify for the upcoming AWS spectrum auction scheduled to commence on August 9, 2006 and may decide to participate in the auction. Summary information about our current spectrum holdings, including pending spectrum acquisitions, is set forth below.

Geographic Service Area Designation	Market Name/Coverage Area (1)	Spectrum Band (2)	POPs (mm)

REAG 06	West region (3)	WCS	53.9
REAG 01	Northeast region (3)	WCS	51.4
REAG 05	Central region (3)	WCS	43.7
MEA 44	Los Angeles - San Diego, CA	WCS	24.6
—	New York, NY metropolitan area (4)	EBS	16.7
MEA 18	Chicago, IL (3)	WCS	14.1
MEA 16	Detroit, MI (3)	WCS	10.9
MEA 01	Boston, MA	WCS	9.3
MEA 31	Houston, TX	WCS	7.1
MEA 20	Minneapolis, MN	WCS	6.8
MEA 40	Phoenix, AZ	WCS	5.4
MEA 33	Denver, CO (3)	WCS	5.4
MEA 15	Cleveland, OH (3)	WCS	5.2
MEA 17	Milwaukee, WI	WCS	5.1
MEA 46	Seattle, WA (3)	WCS	5.1
MEA 30	St. Louis, MO	WCS	4.9
MEA 38	San Antonio, TX	WCS	4.0
MEA 45	Portland, OR (3)	WCS	4.0
—	Los Angeles, CA (Orange County) (5)	EBS	3.3
MEA 29	Kansas City, KS/MO (3)	WCS	3.3
MEA 21	Des Moines, IA	WCS	2.9
MEA 9	Jacksonville, FL	WCS	2.8
MEA 34	Omaha, NE	WCS	1.8
—	Las Vegas, NV	BRS	1.7
MEA 03	Buffalo, NY (3)	WCS	1.5
MEA 48	Hawaii (3)	WCS	1.3
—	Albuquerque, NM	BRS	0.8
	Poughkeepsie/Otsego, NY	EBS	0.6

	Total (excluding overlaps)		205.1

(1)
WCS licenses are assigned by the FCC according to MEAs or REAGs (see further explanation below in “WCS Spectrum”). MEAs are named for the largest metropolitan area contained within the licensed geographic service area. An MEA is significantly larger than the metropolitan area for which it is named. REAGs are named for the geographic region the license covers.

(2)	Our WCS and BRS spectrum is held directly through FCC licenses. Our EBS spectrum has been leased on a long-term basis from current license holders.
(3)	Some or all of the spectrum held by NextWave in this market will be obtained through the pending acquisition of WCS Wireless Inc.
(4)
We lease EBS spectrum from multiple parties in the greater New York, NY metropolitan area, including geographic areas in New York, New Jersey and Connecticut. These leases give us access to different amounts of spectrum in specific parts of the market area. The term of these leases range from 20 to up to 60 years when their renewal options are included

(5)
We lease EBS spectrum from The Orange Catholic Foundation in the Los Angeles, CA (Orange County) area. This lease has an initial 10 year term and contains five renewal options for 10 years each to extend the term of the lease.

WCS Spectrum

We have acquired WCS spectrum from third parties pursuant to privately negotiated purchase agreements. The 2.3 GHz WCS band is divided into four frequency blocks, A through D. Blocks A and B have 10MHz of spectrum each and blocks C and D have 5 MHz each We have acquired WCS licenses in the A and B frequency blocks and will acquire WCS licenses in the C and D frequency blocks upon the closing of our pending acquisition of WCS Wireless Inc. The WCS A and B blocks are licensed in 52 individual geographic regions covering the United States, including the Gulf of Mexico, and are called Major Economic Areas (MEA). The WCS C and D blocks are licensed in six larger geographic regions, also covering the United States and are called Regional Economic Area Groupings (REAGs). Both MEAs and REAGs are of various sizes in terms of population and geographic coverage.

WCS licenses are allocated by the FCC for “flexible use.” This means that the spectrum can be used to provide any type of fixed, portable, mobile (except aeronautical mobile) or radiolocation services to individuals and businesses, including the wireless broadband services we intend to offer. Any such offerings must be consistent with international agreements concerning spectrum allocations, and are subject to compliance with technical rules in Part 27, Title 47 of the Code of Federal Regulations.

BRS and EBS Spectrum

We have acquired BRS spectrum licenses from third parties pursuant to privately negotiated purchase agreements. In the future, licenses for vacant BRS spectrum may also be obtained through third parties and FCC auctions. Rights to lease and use EBS spectrum are acquired by commercial interests like us from educational entities through privately negotiated lease agreements. Our long-term leases make available to us exclusive leasehold access to the leased EBS spectrum for a total period of time ranging from 20 to up to 60 years when renewal options are included. On April 27, 2006, the FCC released new rules governing EBS lease terms. EBS licensees are now permitted to enter into lease agreements with a maximum term of 30 years; lease agreements with terms longer than 15 years must contain a “right of review” by the EBS licensee every five years beginning in year 15.

Under current regulations, after giving effect to an FCC-mandated transition of the spectrum to a new band configuration, which must occur in the next 3-4 years, the total spectrum bandwidth licensed by the FCC for EBS and BRS spectrum is 194 MHz. Approximately 75% of this spectrum is licensed for the Educational Broadband Service and 25% is licensed for the Broadband Radio Service. Under FCC rules, regulations and policies (“FCC rules”), up to 95% of the spectrum dedicated to each EBS license can be leased for commercial purposes subject to compliance with FCC rules. After transitioning the EBS and BRS spectrum to the new band plan, individual channels and channel groups of EBS and BRS spectrum will range from 5.5 MHz to 23.5 MHz of spectrum. Most, but not all, EBS and BRS channel groups contain 23.5 MHz of spectrum.

Until 1996, BRS spectrum was licensed according to Geographic Service Areas with a 35-mile radius. These “incumbent” licenses continue to exist today. In 1996, the FCC conducted an auction and assigned licenses for available BRS spectrum according to Basic Trading Areas or BTAs of various sizes. These BTA licenses were granted subject to the prior rights of the incumbent BRS license holders. We have acquired licenses for incumbent BRS licenses, licensed for 35-mile Geographic Service Areas. We may in the future acquire BRS spectrum licensed for BTAs.

EBS spectrum is licensed only for Geographic Service Areas with a 35-mile radius. In the future, vacant EBS spectrum may be assigned by BTAs. EBS spectrum is licensed exclusively to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students (e.g., school districts), and nonprofit organizations whose purposes are educational.

The FCC’s rules for BRS and EBS spectrum were substantially revised in 2004 to provide more flexibility in how the spectrum is licensed and used; proceedings to revise the rules continue today. Use of the spectrum has evolved to include fixed and mobile, digital, two-way systems capable of providing high-speed, high-capacity broadband service, including two-way Internet access service via low-power, cellularized communication systems and single-cell high-power systems. On April 27, 2006, the FCC released additional orders to reform FCC rules related to BRS and EBS spectrum. The new, amended rules will not become effective until July 19, 2006; certain rules will be subject to petitions for reconsideration. For a more detailed description of these new rules, see “Government Regulation - BRS/EBS License Conditions.”

International Investments

We have made international investments to leverage our development activities and to potentially serve as a vehicle to market our WiMAXplus products in international markets. These investments include a 51% interest in Inquam Broadband, a joint venture seeking spectrum licenses located in Germany and a 33% interest in Hughes Systique, an offshore development company located in India. In addition, we have opened a liaison office in Korea, the location of the world’s first commercial metropolitan-area wireless broadband network.

Inquam Broadband

We acquired 51% of the equity of Inquam Broadband Limited, a Cayman Islands corporation, for 1.3 million Euros, or approximately $1.6 million. Inquam Broadband was formed in January 2006 as a joint venture with Inquam-BMR GP, a private investment partnership. We invested in Inquam Broadband for the purpose of investing in and potentially operating broadband telecommunications assets in Germany. Inquam Broadband and its subsidiary have not yet conducted any significant operating activities.

In connection with the formation of Inquam Broadband, we received an option to acquire a 51% equity interest in Inquam Deutschland GmbH for an exercise price of EUR 9,690,000, subject to certain adjustments. Inquam Deutschland, an affiliate of Inquam-BMR GP, holds a nationwide spectrum award of 2x1.25 MHz from the German telecommunications regulatory agency (subject to litigation brought by an international carrier against such regulatory agency attacking the validity of certain spectrum awards). Depending on the resolution of the spectrum held by Inquam Deutschland, we may exercise our option to purchase 51% of Inquam Deutschland and Inquam Broadband may implement and operate a pilot network in Cologne, Germany, together with Netcologne, using the existing spectrum in Inquam Deutschland.

Hughes Systique

In October 2005, we acquired a 33% equity interest in Hughes Systique Corporation for approximately $4.5 million. The remaining equity is owned by Hughes Communications, Inc., the parent company of Hughes Network Systems, and the employees of Systique. Systique is a newly formed offshore development company that specializes in providing software development services to the telecommunications industry using engineers and software developers in India. The President and CEO of Systique, Pradeep Kaul, has more than 33 years of experience in the wireless industry, including as an executive at Hughes Network Systems, and previously formed a successful offshore development company that was sold to Flextronics International. We entered into the relationship with Systique to facilitate and expedite the development of software modules and applications required in connection with our broadband development activities. We have entered into a 24 month service agreement with Systique pursuant to which we have agreed to contract for a minimum level of programmers during the term of the agreement.

Korea Liaison Office

In January 2006, we obtained the necessary governmental approvals to open a corporate liaison office in Korea limited to five employees. Our country manager, Dr. Hyock Jo Kwon, was President and CEO of Shinsegi Telecom Company, which launched the world’s first commercial wireless network based on CDMA technology. Our Korea liaison office occupies leased office space in Seoul’s Korea Stock Exchange Building. The goal of the office is to establish, develop and pursue mutually beneficial business opportunities and technology relationships in wireless communications with Korean corporations and research organizations addressing advance wireless products and services for global markets.

Korea has become a global leader in the wireless broadband industry. Korea Telecom is currently deploying the world’s first mobile broadband network based on the WiBro standard, scheduled for commercial development in June 2006. WiBro was developed by Korea’s Electronics and Telecommunications Research Institute (ETRI) and industry players and has been harmonized to the IEEE 802.16e standard. South Korea’s Telecommunications Technology Association (TTA) was recently named as the world’s second WiMAX Forum certification laboratory to provide testing and certifying services for WiMAX.

Sales and Marketing

WiMAXplus Products & Technologies

We intend to market our 802.16e WiMAX compliant products and technologies under the WiMAXplus trademark to network infrastructure and device manufacturers as well as network operators worldwide. We plan to utilize a company-owned direct sales organization and third party outlets to license our WiMAXplus technologies and will utilize third party sales representatives and stocking distributors as additional channels to market our WiMAXplus chipsets. In addition, we also intend to utilize a direct sales organization and third party outlets to market and/or license our WiMAXplus network products and technologies to network infrastructure manufacturers who intend to market WiMAX network equipment to wireless broadband service providers.

We intend to promote industry awareness of our WiMAXplus products and technologies via the deployment of our Las Vegas trial network, and through industry trade shows, public relations initiatives, trade advertising and our company web site. In addition, we intend to actively work with leading trade publications and industry analysts to educate potential customers on the benefits of our WiMAXplus products and technologies.

WiMAXplus Network Solutions

We intend to provide network design, deployment, and management services primarily to our service provider partners who will help finance the construction and operation of networks based on our WiMAXplus technologies. Because our network services will be provided in connection with our shared network activities, we do not envision the need to develop a separate sales channel to market our network services.

We expect that marketing of the mobile broadband services shared network will be performed by our network partners. We anticipate our network partners to include wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers that have mature retail distribution and customer service capabilities.

In connection with our Las Vegas market trial which is scheduled for later this year, we intend to generate market awareness and promote our network services through print and broadcast advertising, supported by direct marketing, internet sales channels and event marketing initiatives.

Multimedia Software Products

Our PacketVideo subsidiary utilizes a team of strategic account managers to market its multimedia software products to device manufacturers and service provider customers in North America, Asia and Europe. At present, PacketVideo’s customers include BenQ-Siemens, Fujitsu, LGE, Mitsubishi, Motorola, NEC, Nokia, Orange, Panasonic, Samsung, Sanyo, Sony-Ericsson, T-Mobile and Verizon Wireless.

To promote its suite of software products and services, PacketVideo exhibits at high profile wireless trade events including 3GSM World Congress, CTIA, and CTIA Wireless IT & Entertainment.

Geographic Breakdown of Revenues

For the period from inception (April 13, 2005) to December 31, 2005, we have generated $1.9 million of revenues (44.8%) in the United States, $1.3 million (31.9%) in Japan, $0.6 million (13.3%) in Europe and $0.4 million (10.0%) in other regions of the world.

Competition

Advanced Technology Group

We expect the market for our WiMAXplus products and services to be highly competitive and expect that competition will increase in the future. The principal competitive factors include:

• Industry adoption of wireless standards that compete with mobile WiMAX; and

• Mobile WiMAX semiconductors and related products offered by our competitors.

Competing Wireless Broadband Standards

Mobile WiMAX will compete with third generation (3G), CDMA based wireless technologies and fourth generation (4G), Orthogonal Frequency Division Multiple Access (OFDMA) based wireless air-interface technologies that are intended to provide mobile broadband services to the market. Major alternative wireless broadband technologies include:

CDMA2000: CDMA2000 is a registered trademark of the Telecommunications Industry Association and describes a family of 3G mobile telecommunications standards based on the 3GPP2 telecommunications specification. CDMA2000 includes the 1xEV-DO standards which have achieved high levels of industry support in the United States and abroad, including nationwide deployments by Verizon Wireless and Sprint Nextel. It is expected that CDMA2000 may be harmonized with the 802.20 Mobile Broadband Wireless Access OFDMA that is currently under development.

UMTS: Universal Mobile Telecommunications System (UMTS) is a 3G wireless technology, based on the 3GPP specification, that uses W-CDMA (Wideband - Code Division Multiple Access) as its underlying air-interface standard. UMTS has achieved a high level of industry acceptance and has the support of some of the largest GSM wireless network operators in the world. To enhance network performance, UMTS network operators are currently deploying a new WCDMA protocol called High Speed Downlink Packet Access (HSDPA) that is expected to significantly improve downstream network data rates. In the future, it is expected that network operators will also deploy High Speed Uplink Packet Access (HSUPA) that is expected to significantly improve upstream network data rates. In addition, LTE, or Long Term Evolution, is the trade name for research and development work that is underway to identify future OFDMA technologies and capabilities needed to help ensure that 3GPP remains a highly competitive technology in the future.

As providers of mobile WiMAX product and technologies, we may compete indirectly with some or all of well-established, international companies that are engaged in the development, manufacture and sale of products and technologies that support alternative wireless broadband standards, including Alcatel, Ericsson, Huawei, LGE, Lucent, Motorola, Nokia, Nortel, QUALCOMM, Samsung and Siemens.

Competing WiMAX Products and Technology Providers

We will be competing with numerous companies that are developing or marketing WiMAX products and technologies that will directly compete with our WiMAXplus products and technologies including Beceem, Fujitsu, Intel, Motorola, Nortel, RunCom, Samsung, Sequans and WaveSat. Some of these companies have significantly greater financial, technical development, marketing and other resources than we do, are already marketing commercial WiMAX semiconductor products, and have established a significant time to market advantage. In addition, we expect additional competition to emerge in the WiMAX semiconductor and components market from well-established companies, such as Broadcom and Samsung.

Network Solutions

We intend to partner with service providers to build and operate wireless broadband networks that operate over our licensed spectrum and incorporate our WiMAXplus technologies. These networks will be utilized to provide mobile VoIP and broadband services to consumers and businesses in direct competition to some of the largest incumbent wireless operators in the world. These operators have already achieved high levels of market penetration, have established broad product and service distribution networks, and have developed very high levels of brand recognition. Our shared network partners will also have to compete with commercial 802.11 Wi-Fi networks as well as the growing number of municipal wireless broadband networks being sponsored by some major cities across the country such as San Francisco and Philadelphia. These municipal networks, which are often based on the popular 802.11 Wi-Fi standard, are expected to offer individuals with very low cost and nomadic Internet access that would compete with the mobile wireless broadband services our networks are intended to provide. Finally, our shared network partners may compete against emerging wireless multimedia broadcast networks such as Crown Castle’s Modeo and QUALCOMM’s Media Flow networks.

In addition, some incumbent wireless network operators, such as Sprint Nextel, have already announced mobile virtual network operator (MVNO) business relationships with service provider companies such as Internet service providers and cable operators. In some cases these pre-existing MVNO relationships could prevent some of these service providers from entering into shared network arrangements.

Multimedia Software Products

At present, the primary competitors for PacketVideo’s multimedia software products are the internal multimedia design teams at the OEM handset manufacturers to whom PacketVideo markets its products and services. Importantly, these OEMs represent some of PacketVideo’s largest customers. In addition several companies, including Flextronics/Emuzed, Hantro, Nextreaming, Philips Software, Sasken and Thin Multimedia also currently provide software products and services that directly or indirectly compete with PacketVideo. As the market for embedded multimedia software evolves, we anticipate that additional competitors may emerge including Apple Computer, Real Networks and OpenWave.

Intellectual Property

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patent, trademark, trade secret and copyright law as well as confidentiality, non-disclosure and assignment of inventions agreements. We have five U.S. patents, one of which is the subject of extensive foreign filing. We have three patent applications pending in the United States as well as six U.S. provisional patent applications. We have eight pending intent-to-use U.S. trademark applications as well as four U.S. trademark registrations. Due to the early development stage of our WiMAX technology development business, our registered PacketVideo trademark is the only trademark that is currently material to our business.

In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of products with features based upon, or otherwise similar to, those of our products.

Given the rapid pace of technological development in the communications industry, we also cannot assure you that our products do not or will not infringe on existing or future proprietary rights of others. Specifically, more than 20 companies have submitted letters of assurance related to IEEE Standard 802.16 and amendments stating that they may hold or control patents or patent applications, the use of which would be unavoidable to create a compliant implementation of either mandatory or optional portions of the standard. In such letters, the patent holder typically asserts that it is prepared to grant a license to its essential IP to an unrestricted number of applicants on a worldwide, non-discriminatory basis and on reasonable terms and conditions. If any companies asserting that they hold or control patents or patent applications necessary to implement mobile WiMAX do not submit letters of assurance, or state in such letters that they do not expect to grant licenses, this could have an adverse effect on the implementation of mobile WiMAX networks and the sale of our mobile WiMAX products and technologies. In addition, we can not be certain of the validity of the patents or patent applications asserted in the letters of assurance submitted to date, or the terms of any licenses which may be demanded by the holders of such patents or patent applications. If we were required to pay substantial license fees to implement our mobile WiMAX products and technologies, this could adversely affect the profitability of these products and technologies.

Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, we cannot assure you that third parties will not assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If an infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property. However, we cannot assure you that such licenses or rights could be obtained on terms that would not have a material adverse effect on us, if at all.

We license and will continue to seek licenses to certain technologies from others for use in connection with some of our technologies. The typical duration of our license agreements is one year with the opportunity for renewal. While none of our current license agreements are material at the time of this registration statement, the inability to obtain such licenses or loss of these licenses could impair our ability to develop and market our products. If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.

Participation in the WiMAX Standardization Process

The standardization of a wireless broadband technology such as WiMAX is driven by professional associations consisting of experts employed by companies who have an interest in developing the relevant technology. We believe that our participation in these associations is important in order to influence the development of standards and in order to keep up to date with the latest technological developments in our industry.

The most important technological standards in our industry are developed by the Institute of Electrical and Electronics Engineers (IEEE). WiMAX is based on the IEEE standard 802.16e for broadband wireless access. The 802.16e mobile WiMAX standard is the latest generation of the IEEE 802.16 Air Interface standard, which is the state-of-the-art standard for wireless multimedia distribution. It was initially designed for multimedia distribution for outdoor fixed broadband wireless access (BWA) markets where it addresses the “Last Mile” problem for the extension of fiber, cable and DSL networks. It takes the best features from earlier proprietary wireless access systems and combines them to provide a flexible wireless network solution capable of meeting the most stringent requirements for reliable multimedia communications.

NextWave has actively participated in the development of the IEEE 802.16 standard. Ken Stanwood, the CEO of NextWave’s CYGNUS subsidiary has participated in IEEE 802.16 from the very start, and is responsible for much of the core Media Access Control (MAC) layer technology in the standard. He was recently re-elected to an additional two year term as vice chair of IEEE 802.16, a position he has held for two and a half years. In addition, we recently hired Dr. Roger Marks as a Senior Vice President - Industry Relations of our Advanced Technology Group. Dr. Marks currently serves as chairman of IEEE 802.16. Many additional NextWave personnel support the process as task group officers and participants.

Even with the development of the IEEE 802.16 standard, the interoperability of wireless broadband devices and networks is not guaranteed. For example, two vendors could pick the same profile but implement it differently. The companies involved in the development of IEEE 802.16 decided to create another voluntary industry organization, known as the WiMAX Forum that would certify devices and technologies that meet a uniform standard. In April 2001, the WiMAX Forum was established, with Mr. Stanwood as one of the founders. The WiMAX Forum creates and monitors the test specifications for wireless broadband systems and components based on the IEEE 802.16 standard.

The WiMAX Forum now has hundreds of industry participants as members, including AT&T, Cisco, Intel, Motorola, Nokia, Nortel and Samsung. The WiMAX Forum is in the process of certifying fixed WirelessMAN-OFDM systems through independent laboratory conformance testing and plug-fests. Plug-fests are events at which participating companies have the opportunity to test and demonstrate the interoperability of their products based on a set of standards. The WiMAX Forum is embarking on test specifications for WirelessMAN-OFDMA scalable OFDMA mobile systems, commonly referred to as 802.16e systems.

In parallel with efforts by the IEEE and the WiMAX Forum, the Telecommunications Technology Association (TTA) in Korea developed WiBro, an 802.16-based standard, which includes support for mobility based on early drafts of the 802.16e amendment. Efforts supported by TTA and IEEE 802.16 to harmonize the WiBro standard with the IEEE 802.16e standard were successful. WiBro was converted from a wireless standard to a service requiring WiMAX certified equipment in the 2.3 GHz band.

Government Regulation

Overview

Communications industry regulation changes rapidly, and such changes could adversely impact us. The following discussion describes some of the major communications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here also may influence our business.

Communications services are regulated to varying degrees at the federal level by the Federal Communications Commission (“FCC”) and at the state level by public utilities commissions (“PUCs”). NextWave’s suite of wireless broadband products and services is subject to federal regulation in a number of areas, including the licensing and use of spectrum, and the technical parameters, certification, marketing, operation and disposition of wireless devices. Applicable consumer protection regulations also are enforced at the federal and state levels.

The following summary of applicable regulation does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry. Some legislation and regulations are the subject of ongoing judicial proceedings, legislative hearings and administrative proceedings that could change the manner in which our industry is regulated and the manner in which we operate. We cannot predict the outcome of any of these matters or their potential impact on our business. See “Risks Relating to Government Regulation.”

Licensing and Use of Wireless Spectrum

The FCC regulates the licensing, construction, use, renewal, revocation, acquisition and sale of our licensed wireless spectrum holdings. Our wireless spectrum holdings currently include licensed spectrum in the WCS and BRS bands, and leased spectrum in the EBS band. We intend to use this spectrum to provide our suite of WiMAX wireless broadband products and services to our network partners.

Certain general regulatory requirements apply to all licensed wireless spectrum. For example, certain build-out or “substantial service” requirements apply to our licensed wireless spectrum, which generally must be satisfied as a condition of license renewal. The Communications Act and FCC rules also require FCC prior approval for the acquisition, assignment or transfer of control of FCC licenses. In addition, FCC rules permit spectrum leasing arrangements for a range of wireless licenses with FCC oversight. Approval from the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities, also may be required if we sell or acquire spectrum.

The FCC sets rules, regulations and polices to, among other things:

•	grant licenses in the WCS, BRS and EBS bands;

•	regulate the technical parameters and standards governing wireless services, the operation and marketing of radio frequency devices and the placement of certain transmitting facilities;

•	impose build-out or performance requirements as a condition to license renewals;

•	rule on applications for license renewals;

•	rule on assignments and transfers of control of FCC licenses;

•	approve leases covering use of FCC licensees held by other persons and organizations;

•	resolve harmful electrical interference between users of various spectrum bands;

•	impose fines, forfeitures and license revocations for violations of FCC rules; and

•	impose other obligations that it determines to be in the public interest.

Additional, more specific regulatory requirements apply to WCS, BRS and EBS spectrum, and are described below. Compliance with all of the foregoing regulatory requirements, and those listed below, increases our cost of doing business. For a description of an interference issue which may impact use of WCS, BRS and EBS spectrum, see “Risks Relating to Government Regulation-Wireless Devices utilizing WCS, BRS and EBS Spectrum May Be Susceptible to Interference from Satellite Digital Audio Radio Services (“SDARS”).”

WCS License Conditions

WCS licensees must comply with all applicable legal and technical rules imposed by the FCC, including those found in Part 27, Title 47 of the Code of Federal Regulations. WCS licenses are granted for ten-year license terms, and licensees are required to demonstrate that they are providing “substantial service” in their license area within the initial ten-year license term. Substantial service is defined as “service which is sound, favorable, and substantially above a level of mediocre service which just might minimally warrant renewal.” For virtually all WCS licensees, the renewal deadline and the substantial service build-out deadline is July 21, 2007. Failure to make the substantial service demonstration, without seeking and obtaining an extension from the FCC, would result in license forfeiture. Extensions of time to meet substantial service demonstrations are not routinely granted by the FCC.

A coalition of WCS licensees who hold WCS spectrum licensed by the FCC filed a consolidated request for extension of the WCS substantial service deadline. If granted, WCS licensees would have until the later of July 21, 2010, or three years after the FCC adopts an order addressing potential SDARS interference issues, to demonstrate substantial service. If the FCC determines not to grant the extension request, we expect to satisfy the substantial service requirement for each of our WCS licenses before the July 21, 2007 deadline.

BRS-EBS License Conditions

Like WCS licenses, EBS and BRS licenses are granted for ten-year license terms, and licensees must comply with all applicable legal and technical rules imposed by the FCC, including those found in Part 27, Title 47 of the Code of Federal Regulations. Unlike WCS licenses, BRS and EBS licenses were granted at different times and, therefore, do not have a uniform expiration date. BRS and EBS licensees must also demonstrate that they are providing “substantial service” in their license areas. On April 27, 2006, the FCC released a series of orders in which the substantial service deadline for EBS and BRS spectrum was set at May 1, 2011.

From 2004 to 2006, the FCC adopted a number of rule changes which created more flexible BRS/EBS spectrum rules to facilitate the growth of new and innovative wireless technologies and services, including fixed and mobile wireless broadband services. Although the proceedings to reform BRS/EBS rules have largely been completed, they remain subject to legal challenges and, thus, are subject to additional revisions. The FCC replaced the site-based licensing regime with a geographic service area “blanket” licensing regime, and it ordered the 2.5 GHz band to be reconfigured into three segments: upper- and lower-band segments for low-power operations, and a middle-band segment for high-power operations. The new BRS/EBS band configuration also eliminates the use of interleaved channels by licensees in favor of contiguous channel blocks. By creating contiguous channel blocks, and grouping high- and low-power users into separate portions of the BRS/EBS band, the new band plan reduces the likelihood of interference caused by incompatible uses and creates incentives for the development of low-power, cellularized broadband operations, which were inhibited by the prior band plan. The new BRS/EBS band plan will allow licensees to use the 2496-2690 MHz spectrum in a more economically efficient manner and will support the introduction of next-generation wireless technologies. The new rules preserve the operations of existing licensees, including educational institutions currently offering instructional television programming, but require that licensees transition to the new band plan by October 19, 2010 (barring disputes in the transition process), which includes relocating licensees from their current channel assignments to new spectrum designations in the band.

Given the recent adoption of new, amended FCC rules regarding transition to the reconfigured band plan, no transitions have begun, but planning for this work has commenced. For each EBS and BRS licensee, the deadline for filing initial plans for the transition is January 19, 2009. After the initial plan is filed with the FCC, licensees will have a 90-day transition planning period, followed by an additional eighteen months to complete the transition. We and other parties intend to transition the 2.5 GHz band to the new configuration on a market-by-market basis, in a process that may require several years to complete nationally. When the transition is complete, which should occur by October 19, 2010, we believe that the 2.5 GHz band will be more suitable for providing NextWave’s suite of wireless broadband products and services. See, “Risks Relating to Government Regulation-We Will Not Have Complete Control Over our Transition of EBS and BRS Spectrum, Which Could Impact Compliance With FCC Rules.”

Point-to-Point Microwave License Conditions

We hold a number of 18 GHz and 23 GHz point-to-point microwave licenses in Las Vegas that we intend to use as part of our network to transmit or “backhaul” wireless broadband communications traffic to our cell cites and network trial operations center. These licenses are granted based upon applications that demonstrate that the applicant is legally and technically qualified and that the proposed station will not cause impermissible interference to other stations or proposed stations that are entitled to interference protection. These licenses also have license terms of 10 years, and are subject to satisfying construction deadlines that occur 18 months after the licenses are granted. Point-to-point microwave licensees must also comply with certain technical rules contained in Part 101, Title 47 of the Code of Federal Regulations.

New Spectrum Opportunities and Spectrum Auctions

Several FCC proceedings and initiatives are underway that may affect the availability of spectrum for commercial wireless services. These proceedings may make more wireless spectrum available to us and other new wireless competitors. We believe that additional spectrum bands may also be attractive for the deployment of mobile WiMAX networks, including the 1.7GHz/2.1GHz band (known as the Advanced Wireless Service, or AWS, spectrum band). In the future we may obtain spectrum in those bands through secondary markets acquisitions and leases and whatever mechanisms the FCC may establish including participation in FCC auctions. We recently filed an application with the FCC to qualify for the upcoming AWS spectrum auction scheduled to commence on August 9, 2006 and may decide to participate in the auction.

Other FCC Requirements

Internet Access Services

Internet access services are generally considered “information services,” not “telecommunications services,” and are therefore exempt from common carrier regulation by the FCC. Such services are not, however, without regulatory requirements. Providers of facilities-based broadband Internet access services, and providers of interconnected VoIP services, are required to comply with the Communications Assistance for Law Enforcement Act (“CALEA”). Providers of interconnected VoIP services are also required to comply with Enhanced 911 (“E911”) regulations, which require routing of 911 calls to geographically appropriate public safety answering points based on the caller’s location. Certain consumer protection regulations may also apply at the state and federal levels. The regulatory treatment of other IP-enabled services, including the remainder of NextWave’s wireless broadband products and services, is presently under consideration by the FCC.

Voice over Internet Protocol

The FCC has and continues to consider the regulatory status of various forms of VoIP. In 2004, the FCC issued decisions in which it found that: (i) a computer-to-computer VoIP service for which no charge is assessed and conventional telephone numbers are not used, is an unregulated “information service,” rather than a telecommunications service; and (ii) long distance offerings in which calls originate from and terminate to the ordinary public switched telephone network, using regular telephones, but are transmitted in part through the use of IP, are “telecommunications services,” thereby rendering such services subject to the payment of access charges. The FCC also preempted states from exercising entry and related economic regulation of VoIP services that require the use of specialized end user equipment to send/receive calls over a broadband connection to the Internet, and use North American Numbering Plan (NANP) numbers as the identification mechanism for the user’s IP address (such that the NANP number is not necessarily tied to the user’s physical location for either assignment or use). This ruling did not address specifically whether this form of VoIP is an “information service” or a “telecommunications service,” or what regulatory obligations, such as intercarrier compensation and USF contributions, should apply. In 2005, as detailed herein, the FCC subjected "interconnected VoIP" service providers to Enhanced 911 and Communications Assistance for Law Enforcement Act obligations. Issues surrounding whether or how VoIP offerings should be regulated, including whether they should pay access charges and/or contribute to the federal USF, along with the regulatory treatment of other IP-enabled services, is presently under consideration by the FCC.

E911 Services

The FCC has adopted E911 obligations that apply to broadband service providers that offer interconnected VoIP service to end users. E911 systems route 911 calls to a geographically appropriate public safety answering point based on the caller’s location. Unlike basic 911, which merely connects the caller with public safety entities, E911 provides public safety entities with the caller’s call back number and in many cases location information. The FCC order establishing this obligation was not clear as to whether the obligation, which has been effective since November 28, 2005, applies to both wholesale and retail providers of interconnected VoIP service. The obligation can be met through contracting with third parties or purchasing tariffed E911 services from local exchange carriers. There is also pending an FCC proceeding in which the FCC is examining whether to apply a range of additional E911 requirements to interconnected VoIP providers.

CALEA Requirements

Providers of interconnected VoIP and facilities-based broadband Internet access providers are subject to the requirements set forth in CALEA. CALEA requires that our equipment, facilities and services allow for lawfully authorized electronic surveillance by law enforcement agencies based on either industry or FCC standards. In September 2005, the FCC extended CALEA obligations to facilities-based broadband Internet access providers and to interconnected VoIP providers, whether wireline or wireless. The FCC has pending a range of issues involving CALEA, including CALEA compliance extensions and exemptions, cost recovery issues, identification of future services and entities subject to CALEA, and enforcement matters.

Consumer-Related Regulations

The FCC is considering whether Internet access services, regardless of the technology used, should be subject to FCC consumer protection regulations. Various states may also exercise authority over terms and conditions of Internet access services, such as certain billing practices and other consumer-related matters. Compliance with additional consumer-related obligations will result in significant additional costs for us.

Privacy-Related Regulations

In providing NextWave’s suite of wireless broadband products and services to consumers, we may be required to comply with FCC-mandated rules that limit how customer proprietary network information, or CPNI, can be used for marketing purposes, and what we must do to safeguard CPNI. It has recently been reported that the call detail records of both wireline and wireless telephone customers are available from certain Internet-based vendors. Both Congress and state legislatures are considering legislation to criminalize the sale of call detail records and to further restrict the manner in which carriers make such information available. The FCC is investigating these practices and is examining whether existing regulations with respect to CPNI require revision or expansion, which could result in additional costs to us, including administrative or operational burdens on our customer care, sales, marketing and IT systems.

Equipment Certification

Our equipment must conform to a variety of federal regulations that require compliance with administrative and technical requirements as a condition to marketing devices that emit radio frequency energy.

Tower Siting

Wireless systems must comply with various federal, state and local regulations that govern the siting, marking, lighting and construction of transmitter towers and antennas, including regulations promulgated by the FCC and Federal Aviation Administration, or FAA. FCC rules subject certain tower locations to environmental and historic preservation statutory requirements. To the extent governmental agencies impose additional requirements on the tower siting process, the time and cost to construct and deploy towers could be negatively impacted.

E-waste legislation

Electronics waste laws, also known as “E-waste” laws, go into effect July 1, 2006 in California, China, Japan and the European Union (“EU”) and will require electronics developers, manufacturers and distributors to eliminate hazardous substances, such as lead and mercury, in their products and to participate in, and finance, the recycling of E-waste. Congress is considering national legislation that would override state E-waste laws and provide for more consistent application of E-waste standards.

Employees

As of April 30, 2006 we had 315 full-time employees, including 128 in our Advanced Technology Group, 33 in our Network Solutions Group, 119 in PacketVideo and 35 in corporate operations and administration. We are not subject to any collective bargaining agreements and believe that our relationship with our employees is good.

Our History

NextWave Telecom and the PCS Business

Old NextWave Wireless was formed in 1996 as a wholly owned operating subsidiary of NextWave Telecom, Inc. (“NTI”), which sought to develop a nationwide CDMA-based PCS network. In 1998, Old NextWave Wireless, together with NTI and its other subsidiaries (the “NextWave Telecom group”), filed for protection under Chapter 11 of the United States Bankruptcy Code. During the seven-year pendency of the Chapter 11 case, Old NextWave Wireless continued its involvement in the build-out of NTI’s PCS network. Substantially all of the related assets, except the PCS licenses, were abandoned when NTI was sold to Verizon Wireless as part of the plan of reorganization of the NextWave Telecom group described below.

Wireless Broadband Development

Although a commercial wireless broadband business was not developed during the pendency of the Chapter 11 case, the vision for our company was created at that time. Beginning in 2003, NTI began to explore opportunities to create the technology for a broadband wireless network utilizing BRS spectrum in the 2.5 GHz frequency range. In late 2003, NTI received authority from the Bankruptcy Court to construct and test a wireless broadband network in the Las Vegas, Nevada metropolitan area. Old NextWave Wireless acquired the rights to 24 MHz of BRS spectrum in Las Vegas and began work on the test network. In 2004, Old NextWave Wireless acquired preferred stock representing a 50% equity interest in CYGNUS Communications, Inc., a company engaged in the development of wireless communications hardware. Among other reasons, to separate the new prospective BRS spectrum wireless technology business from the PCS business of the rest of the NextWave Telecom group, NTI formed a new subsidiary, NextWave Broadband, to be the operating company for the BRS business. The capitalization of a new wireless technology company was discussed with the stakeholders of the NextWave Telecom group and was made part of the plan of reorganization described below.

Plan of Reorganization and Verizon Wireless Transaction

On March 1, 2005, the Bankruptcy Court confirmed the plan of reorganization of the NextWave Telecom group, including Old NextWave Wireless. In December 2004, Old NextWave Wireless was converted from a corporation to a limited liability company. The plan of reorganization was funded with the proceeds from the sale of NextWave Telecom and its subsidiaries (other than Old NextWave Wireless) to Verizon Wireless for $3.0 billion, in addition to previous PCS spectrum sales to Cingular Wireless, Verizon Wireless and MetroPCS. The plan of reorganization provided for the payment in full of all the creditors of the NextWave Telecom group and the funding of Old NextWave Wireless as a new wireless broadband technology company to be distributed to equityholders, together with an aggregate distribution of $2.6 billion in cash and $149 million principal amount of our Non-Recourse Secured Notes. Prior to the consummation of the plan of reorganization, NTI and its subsidiaries entered into a global settlement agreement with the FCC resolving all outstanding claims of the FCC.

In connection with the sale of NextWave Telecom and its subsidiaries to Verizon Wireless, we agreed to indemnify NextWave Telecom and its subsidiaries against all pre-closing liabilities of NextWave Telecom and its subsidiaries and against any violation of the Bankruptcy Court injunction against persons having claims against NextWave Telecom and its subsidiaries, with no limit on the amount of such indemnity. We are not currently aware of any such liabilities that remain following the plan of reorganization and Verizon Wireless has not made any indemnity claims. All claims made in connection with the Chapter 11 case have been resolved except for Finney v. NextWave, which is described under “Item 8. Legal Proceedings-Finney v. NextWave.”

A total of $165 million is currently held in escrow (the “Escrow Amount”) in order to satisfy any amounts due to Verizon Wireless in the event that the consolidated net loss of the NextWave Telecom group for the taxable year commencing on January 1, 2005, and ending on April 13, 2005 is, subject to certain adjustments, less than $1.362 billion, to cover any tax deficiencies for the pre-closing tax period, and to cover other indemnifiable losses relating to NextWave Telecom and its subsidiaries, as described above. The Escrow Amount will be released in accordance with the escrow agreement upon the expiration of the applicable statute of limitations (including extensions thereof) relating to the tax matters addressed above. In addition, if at any time the Escrow Amount exceeds the amount, in the reasonable judgment of Verizon Wireless of the potential remaining indemnifiable losses described above, or if we have a final resolution with the IRS with respect to certain tax matters, such excess will be released.

To the extent that we are entitled to receive more than $80,810,000 of the Escrow Amount, the FCC will, in accordance with the terms of the global settlement agreement referred to above, be entitled to a sharing payment equal to 20% of any such additional amounts, up to a total potential sharing payment of $16,838,000. The first $800,000 of the sharing payment will be paid to the FCC from a separate sharing payment escrow previously established for the benefit of the FCC. Any Escrow Amount that is distributed in excess of amounts payable to the FCC must be applied to redeem, pro rata, our $149 million of Non-Recourse Secured Notes issued as part of the plan of reorganization and described below. Accordingly, we will not receive any of the Escrow Amount.

As part of the plan of reorganization, we issued $149 million of Non-Recourse Secured Notes to the former equityholders of NextWave Telecom. The notes bear no interest and mature on April 13, 2055. Any claims under the notes will only be satisfied by any released Escrow Amount, net of payments due to the FCC. In the event the escrow is terminated before the maturity date and all released amounts have been paid to the note holders, any notes then outstanding will be null, void and of no effect. No holder of any notes will have any recourse against the Company or its assets or its affiliates, except to the extent that the Company receives any portion of the released Escrow Amount or otherwise does not comply with the indenture governing the notes or the related agreements.

Inception of a Wireless Technology Company

The following steps were taken to organize Old NextWave Wireless as a new wireless technology company as part of the plan of reorganization:

•	The NextWave Telecom group abandoned substantially all of its PCS networks, technology and fixed assets, except the PCS spectrum licenses to be acquired by Verizon Wireless.

•
NTI and its subsidiaries transferred all of their remaining non-PCS assets to NextWave Broadband, except cash and the PCS spectrum licenses to be acquired by Verizon Wireless. The assets contributed primarily consisted of property and equipment not desired by Verizon Wireless, having a fair market value of less than $10 million.

•	NextWave Broadband was transferred to Old NextWave Wireless.

•
Old NextWave Wireless retained its investment in CYGNUS preferred stock and convertible notes, as well as wireless licenses useful for its new technology broadband business with a value of approximately $33.6 million.

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NTI and its subsidiaries, including Old NextWave Wireless, obtained an order providing a release of claims pursuant to Section 1141 of the Bankruptcy Code. To the extent that such release did not eliminate all liabilities of the NextWave Telecom group, NextWave Wireless assumed and agreed to indemnify Verizon Wireless against such liabilities.

•	NTI and its subsidiaries (other than Old NextWave Wireless) were sold to Verizon Wireless for $3.0 billion.

•
Membership units of NextWave were distributed to the former stockholders of NTI, which distribution was exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code. Upon this distribution, on April 13, 2005, Old NextWave Wireless emerged as NextWave Wireless.

•	Simultaneously with the distribution, NextWave was capitalized with $550 million of cash proceeds from the sale to Verizon Wireless and prior PCS spectrum license sales.

•
Pursuant to the plan, the NTI stockholders received the undivided interests in the underlying assets of Old NextWave Wireless as part of their consideration for the redemption of their NTI shares, which was followed by the deemed contribution of these undivided interests to NextWave in return for membership interests in NextWave.

Our Recent and Pending Acquisitions

Since our emergence as a new wireless technology company, we have made several strategic investments and acquisitions, including most significantly:

•	In July 2005 we acquired all of the outstanding shares of PacketVideo Corporation for approximately $46.6 million in cash.

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We have consummated transactions to acquire licensed spectrum rights since our inception for amounts totaling $98.9 million, including our acquisition of WCS licenses from Bal-Rivgam, LLC (“Bal-Rivgam”) for $56.9 million. The Bal-Rivgam acquisition agreement provides that $21.9 million of the proceeds of the purchase would be deposited into escrow until January 2008 to cover any liabilities stemming from Bal-Rivgam's ownership of the licenses prior to closing, claims resulting from breaches of representations or warranties and certain claims under the spectrum licenses.

•
In May 2005, we entered into a definitive agreement to acquire WCS Wireless Inc., which holds spectrum covering 188.8 million persons, or POPs, in the Central, Western, and Northeastern United States, for $160.5 million. The acquisition agreement provides that $8.0 million of the sale proceeds would be deposited into an escrow fund to cover liabilities resulting from breaches of representations and warranties, breaches of covenants and certain pre-closing tax losses. The escrow fund will remain in place until six months after the closing. We have obtained FCC approval and we expect to consummate this transaction in the third quarter of 2006.

Corporate Conversion Merger

To enable our planned listing on The Nasdaq National Market, our board of managers and a majority in interest of our members has approved the conversion of the Company from a Delaware limited liability company to a Delaware corporation. The corporate conversion will be effected through the merger of the Company with the subsidiary of a newly-formed Delaware corporation to be named NextWave Wireless Inc. We expect to effectuate the corporate conversion merger immediately prior to our planned listing on Nasdaq. In the merger, our equity holders will receive a number of shares of common stock of NextWave Wireless Inc. based on an exchange ratio to be determined by our Board of Managers. Each holder of our limited liability interests will own the same percentage of the outstanding equity of the Company before and immediately after giving effect to the corporate conversion merger. In addition, NextWave Wireless Inc. will assume the Company’s obligations under all stock option plans of the Company and its subsidiaries. NextWave Wireless Inc. will file a registration statement on Form S-4 to register the issuance of its shares of common stock in the corporate conversion merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
OF THE CORPORATE CONVERSION MERGER

The following discussion sets forth the material federal income tax consequences of the corporate conversion merger to the Company and the U.S. holders of NextWave Wireless LLC interests. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury regulations promulgated and proposed thereunder, judicial decisions and published administrative rules and pronouncements of the Internal Revenue Service (the “Service”), all as in effect on the date hereof. Changes in these authorities or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

This discussion does not address all of the federal income tax consequences of the corporate conversion merger that may be applicable to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the Tax Code (such as persons who acquired their interests in compensatory transactions, banks, broker-dealers, insurance companies, other financial institutions, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Tax Code, holders who hold their LLC interests as part of a hedge, straddle, constructive sale or conversion transaction, persons who are not residents of the United States, foreign corporations or investors in pass-through entities). In addition, the state, local and foreign tax consequences of the corporate conversion merger are not discussed. Further, the discussion is addressed to existing holders of LLC interests that have held their interests as capital assets (i.e., generally as investments).

General

Based upon representations contained in a representation letter provided by the Company and on certain customary factual assumptions, the corporate conversion merger will be a tax-free incorporation under Section 351 of the Tax Code. As a result, holders of LLC interests will not recognize gain or loss in the corporate conversion merger as a result of their deemed contribution of LLC interests to NextWave Wireless Inc. in exchange for common stock of NextWave Wireless Inc., except to the extent of any cash received in lieu of a fractional share of NextWave Wireless Inc. common stock. Likewise, the Company will not recognize gain or loss as a result of the corporate conversion merger.

Holders of LLC Interests

The tax basis of the stock of NextWave Wireless Inc. received by you (including any fractional share that you are deemed to receive and exchange for cash) generally will equal the tax basis in your LLC interest exchanged therefore less your pro-rata share of the Company’s liabilities assumed by NextWave Wireless Inc. Likewise, your holding period in your NextWave Wireless Inc. common stock received in the corporate conversion merger should include your holding period in the LLC interest surrendered.

Prior to the corporate conversion merger, holders of LLC interests were taxable on their pro-rata share of the income, gains, losses and deductions of the Company -- whether or not distributed -- computed without taking into account any of the income, gains, losses or deductions of NextWave Broadband, Inc. and its subsidiaries. As a result of the corporate conversion merger, holders will cease being partners in a partnership (NextWave Wireless LLC) for federal income tax purposes and become shareholders in a corporation (NextWave Wireless Inc.). Accordingly, as a shareholder, you will only be taxed on actual distributions, if any, by NextWave Wireless, Inc. (e.g., distributions to the extent of NextWave Wireless Inc.’s earnings and profits for federal income tax purposes will be taxable as dividends).

Cash in lieu of Fractional Shares

You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of NextWave Wireless Inc.’s common stock equal to the difference between the amount of cash received and the basis allocated to such fractional share. That capital gain or loss will constitute long-term capital gain or loss if your holding period in the LLC interests surrendered in the corporate conversion merger is greater than 12 months as of the date of the corporate conversion merger.

Holders of Warrants

Persons holding warrants to acquire LLC interests (not including options granted under the Company’s 2005 Unit Plan) will recognize gain or loss in the corporate conversion merger equal to the difference between the fair market value of the warrants to acquire common stock of NextWave Wireless Inc. on the date of the corporate conversion merger and their tax basis in the Company’s warrants. The tax basis in the warrants to acquire common stock in NextWave Wireless Inc. received in the corporate conversion merger will equal such warrants’ fair market value as of the date of the corporate conversion merger and the holding period in such warrants will begin on the day following the date of the corporate conversion merger.

The Company

The Company’s basis in the assets received in the corporate conversion merger will equal the aggregate of the Holders’ bases in their NextWave Wireless LLC interests prior to the corporate conversion merger, allocated among such assets in accordance with the provisions of the Tax Code.

As noted in the Section “Holders of LLC Interests,” as a result of the corporate conversion merger, NextWave Wireless Inc., unlike NextWave Wireless LLC, will itself be subject to federal income tax. Such tax will be based upon the earnings of NextWave Wireless Inc. and all of its domestic subsidiaries, as NextWave Wireless Inc. will be the “common parent” of a consolidated group filing a consolidated federal income tax return.

The Company has not requested a ruling from the Service. Furthermore, the Service has not issued any published guidance with respect to the tax treatment of transactions precisely in the form of the corporate conversion merger. Accordingly, there can be no assurance that the Service will not take a view of the tax consequences of the corporate conversion merger that is contrary to that set forth above.

Reporting Requirements

You will be required to retain records pertaining to the corporate conversion merger and to file with your federal income tax return for the year in which the corporate conversion merger occurs a statement setting forth certain facts relating to the corporate conversion merger.

This discussion of the material federal income tax consequences does not address the tax consequences that may vary with, or are contingent upon, the individual circumstances of each holder of LLC interests. Accordingly, it is recommended that you consult your own tax advisors to determine the particular federal, state, local and other tax consequences to you of the corporate conversion merger.

Available Information

We will be a reporting registrant under the Securities Exchange Act of 1934, as amended, on the effective date of this Registration Statement. Our principal executive offices are located at 12670 High Bluff Drive, San Diego, California 92130. The telephone number of our principal executive offices is (858) 480-3100. Our website address is http://www.nextwave.com. The information included on our website is not included as a part of, or incorporated by reference into, this registration statement.

We will make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have filed or furnished such material to the Securities and Exchange Commission.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference room at 100 F Street., NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and formation statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

RISK FACTORS

Our business involves a high degree of risk. You should carefully consider the following risks together with all of the other information contained in this registration statement before making a future investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, and the value of our securities could decline.

Risks Relating to Our Business

We are an early-stage company and have limited relevant operating history and history of losses.

We emerged from our reorganization in April 2005 with a new business plan and have made several recent acquisitions and investments. As a result, we are at an early stage of our development and have had a limited relevant operating history and, consequently, limited historical financial information. Other than through our PacketVideo business, which we acquired in July 2005, we have never generated any material revenues and have limited commercial operations. In addition, we, along with the companies we have acquired, have a history of losses. Other than our PacketVideo business, we will not have the benefit of any meaningful operations, and we will incur significant expenses in advance of generating significant revenues, particularly from our WiMAX products and network solutions, and are expected to realize significant operating losses for the next few years. We are therefore subject to all risks typically associated with a start-up entity.

We are in the early stages of the implementation of our business plan. If we are not able to successfully implement all key aspects of our business plan, including licensing, developing and deploying the technologies required to provide WiMAX services to network operators, we may not be able to provide the type and quality of services required to achieve our business objectives. In addition, we may not be able to develop a customer base sufficient to generate adequate revenues. If we are unable to successfully implement our business plan and grow our business, either as a result of the risks identified in this section or for any other reason, we may never achieve profitability, in which event our business would fail.

If we fail to effectively manage growth in our business, our ability to develop and commercialize our products will be adversely affected.

Our business and operations have expanded rapidly since the completion of our reorganization in April 2005. For example, from April 13, 2005 through April 1, 2006, the number of our employees has increased from 50 to 315 as a result of organic growth and acquisitions. We acquired PacketVideo in July 2005 and CYGNUS Communications in February 2006 and we are still in the process of integrating these businesses. To support our expanded research and development activities for our mobile WiMAX business and the growth in our PacketVideo business, we must continue to successfully hire, train, motivate and retain our employees. We expect that significant further expansion of our operations and employee base will be necessary. In addition, in order to manage our expanded operations, we will need to continue to expand our management, operational and financial controls and our reporting systems and procedures. We will also need to retain management, key employees and business partners of PacketVideo and CYGNUS. All of these measures will require significant expenditures and will demand the attention of management. Failure to fulfill any of the foregoing requirements could result in our failure to successfully manage our intended growth and development, and successfully integrate PacketVideo and CYGNUS, which would adversely affect our ability to develop and commercialize our products and achieve profitability.

We operate in an extremely competitive environment which could materially adversely affect our ability to win market acceptance of our products and achieve profitability.

We operate in an extremely competitive market and we expect such competition to increase in the future. Set forth below is a brief description of the competitive environment for each of our divisions and PacketVideo:

Advanced Technology Group - As providers of mobile WiMAX product and technologies, we will be competing with well established, international companies that are engaged in the development, manufacture and sale of products and technologies that support alternative wireless standards such as GSM, CDMA2000 and UMTS. Companies that support these alternative wireless technologies include well established industry leaders such as Alcatel, Ericsson, Huawei, LGE, Lucent, Motorola, Nokia, Nortel, QUALCOMM, Samsung and Siemens.

In addition, we will be competing with numerous companies that are currently developing or marketing WiMAX products and technologies including Beceem, Fujitsu, Intel, Motorola, Nortel, RunCom, Samsung, Sequans and WaveSat. Some of these companies have significantly greater financial, technical development, and marketing resources than we do, are already marketing commercial WiMAX semiconductor products, and have established a significant time to market advantage. These companies are also our potential customers and partners and may not be available to us if they develop competing products. In addition, we expect additional competition to emerge in the WiMAX semiconductor and components market including well-established companies such as Samsung and Broadcom

Network Solutions Group - The mobile WiMAX networks that we intend to build in partnership with service providers will be designed to provide end-user services that directly compete with some of the largest incumbent wireless operators in the world. These operators have already achieved high levels of market penetration, have established broad product and service distribution networks, and have developed high levels of brand recognition. Our shared network partners will also have to compete with commercial 802.11 Wi-Fi networks as well the growing number of municipal wireless broadband networks being sponsored by some major cities across the country such as San Francisco and Philadelphia. These municipal networks, which are often based on the popular 802.11 Wi-Fi standard, are expected to offer individuals with low-cost, nomadic Internet access that would compete with the fully mobile wireless broadband services our networks are intended to provide. Finally, our shared network partners may need to compete against emerging wireless multimedia broadcast networks such as Crown Castle’s Modeo and QUALCOMM’s Media Flow networks.

In addition, a growing number of incumbent wireless network operators, such as Sprint Nextel, are developing MVNO business relationships with service provider companies such as Internet service providers and cable operators. These pre-existing MVNO relationships could prevent some of these service provider companies from entering into shared network arrangements.

PacketVideo - At present, the primary competitors for PacketVideo’s multimedia software products are the internal multimedia design teams at the OEM handset manufacturers to whom PacketVideo markets its products and services. Importantly, these OEMs represent some of PacketVideo’s largest customers. In addition several companies, including Flextronics/Emuzed, Hantro, Nextreaming, Philips Software, Sasken and Thin Multimedia also currently provide software products and services that directly or indirectly compete with PacketVideo. As the market for embedded multimedia software evolves, we anticipate that additional competitors may emerge including Apple Computer, Real Networks and OpenWave.

Some of our competitors have significantly greater financial, technological development, marketing and other resources than we do, are already marketing commercial products and technologies and have established a significant time to market advantage. Our ability to generate earnings will depend, in part, upon our ability to effectively compete with these competitors.

We intend to expand our business through additional acquisitions that could result in diversion of resources and extra expenses, which could disrupt our business and increase our expenses.

Part of our strategy is to pursue acquisitions of and investments in businesses and technologies to expand our business and enhance our technology development capabilities. In addition to our CYGNUS and PacketVideo acquisitions, we have made investments in a number of companies including Hughes Systique and Inquam Broadband. The negotiation of potential acquisitions and investments, as well as the integration of acquired businesses or technologies, could divert our management’s time and resources. Acquired businesses and technologies may not be successfully integrated with our products and operations. In addition, our investments, particularly minority investments, may not give us access to new technologies or provide us with business relationships with the other company. We may not realize the intended benefit of any acquisition or investment. Our acquisitions could result in substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, a decrease in our profit margins and amortization of intangibles and potential impairment of goodwill. In addition, our investments could result in substantial cash expenditures, fluctuations in our results of operations resulting from changes in the value of the investments and diversion of management’s time and attention. If acquisitions disrupt our operations or if our investments are not successful, our business, financial condition and results of operations may suffer.

If WiMAX technology fails to gain acceptance, we will not be successful in selling WiMAX products and technologies.

Our business plan is reliant on the deployment and market acceptance of mobile WiMAX networks and WiMAX enabled handsets and devices. WiMAX and the market for WiMAX networks and services has only recently begun to develop and is continuing to evolve. We plan to generate most of our revenue from the sale of WiMAX products and the licensing of mobile WiMAX broadband technologies. There are currently no mobile WiMAX networks in commercial operation and there can be no assurance that commercial mobile WiMAX networks will prove to be commercially viable. Mobile WiMAX will compete with several third generation (3G) and fourth generation (4G) wireless air interface technologies that are currently being deployed or developed to enable the delivery of mobile broadband services to the market, including CDMA2000 and UMTS. In order for WiMAX to gain significant market acceptance among consumers, network operators and telecommunications service providers will need to deploy WiMAX networks. However, many of the largest wireless telecommunications providers have made significant expenditures in technologies that have the potential to be competitive with WiMAX and may choose to continue to develop these technologies rather than utilize WiMAX. Certification standards for WiMAX are controlled by the WiMAX Forum, an industry group. Accordingly, standard setting for WiMAX is beyond our control. If standards for WiMAX change, the commercial viability of mobile WiMAX may be delayed or impaired and our development efforts may also be delayed or impaired or become more costly. The development of mobile WiMAX networks is also dependent on the availability of spectrum. Access to spectrum suitable for mobile WiMAX is highly competitive. We currently contemplate using multiple frequencies for our mobile WiMAX networks. This multi-spectrum approach is technologically challenging and will require the development of new software, integrated circuits and equipment, which will be time consuming and expensive and may not be successful. In order for our business to continue to grow and to become profitable, mobile WiMAX technology and related services must gain acceptance among consumers, who tend to be less technically knowledgeable and more resistant to new technology or unfamiliar services. If consumers choose not to adopt mobile WiMAX technology, we will not be successful in selling WiMAX products and technologies and our ability to grow our business will be limited.

Our WiMAXplus products and technologies are in the early stages of development and will require a substantial investment before they may become commercially viable.

Our WiMAXplus products and technologies are in the early stages of development and will require a substantial investment before they may become commercially viable. While we intend to continue to make substantial investments in development for the foreseeable future, it is possible that our development efforts will not be successful and that our WiMAXplus products and technologies will not result in meaningful revenues. In addition, unexpected expenses and delays in development could adversely affect our liquidity. Our WiMAXplus products and technologies have not been tested, even on a pre-commercial basis. Even if our products and technologies function when tested, they may not produce sufficient performance and economic benefits to justify full commercial development efforts, or to ultimately attract customers. Failure to commercially deploy our WiMAXplus products and technologies will adversely affect our ability to achieve profitability.

Our future WiMAX products may not receive the certification we expect, which may affect our ability to sell our WiMAX products and services.

If our mobile WiMAX technologies and products do not receive WiMAX industry certification, we may not be able to successfully market, license or sell our mobile WiMAX products or technologies. Our WiMAX-based products may not receive the necessary certification in the time frame we expect, or at all, and may therefore not achieve the wide acceptance that we are seeking. In addition, we expect industry standards for WiMAX to evolve and if we are not able to adapt our products and technologies to any such changes, our ability to license or sell our products and technologies would be impaired.

The launch of our WiMAX network in Henderson, Nevada may be delayed or may not be successful, which could harm our business.

We are in the process of building an 802.16e WiMAX compliant trial network in Henderson, Nevada. We expect this trial network to be operational in late 2006 and intend to utilize the network to showcase our advanced IP core network, next generation IP backhaul, NMS and back office system capabilities and to provide potential network partners an opportunity to evaluate the performance of mobile WiMAX technology. We plan to seek network partners to expand this network into a commercial mobile WiMAX network that will cover the greater Las Vegas metropolitan region and serve as a platform to support the initial deployment of our WiMAXplus products.  The trial network and the commercial network development may not be successful or may be delayed or more costly than anticipated.  If either launch is delayed or not successful, the commercial roll-out of our WiMAXplus technologies and products may be delayed, sales and licenses of our WiMAX network technologies and products may be harmed and our ability to attract a network partner could be adversely affected. In addition, we may need to dedicate substantial additional resources and management time and attention to the launch of the trial and commercial networks, which could limit or delay our ability to execute other aspects of our business plan.

The business plan of our Network Solutions Group is dependent on entering into or maintaining network partner relationships.

Our Network Solutions Group intends to build and operate WiMAX compliant networks in partnership with wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers. We have not entered into any of these strategic relationships to date and we may not be able to negotiate these relationships on acceptable terms, or at all. If we are unable to establish and maintain these strategic relationships, we may have to modify our plans for the Network Solutions Group and seek another source of value for our spectrum licenses.

The dependence of our Network Solutions Group on future strategic relationships is subject to a number of risks, including:

• the inability to control the amount and timing of resources that our strategic partners devote to their activities;

• the possibility that our strategic relationship partners could separately move forward with competing products and services developed either independently or with one of our competitors;

• the possibility that our strategic relationship partners may experience financial or technical difficulties;

• business combinations or other changes in our strategic relationship partners business strategy may impact their willingness or ability to complete its obligations under any such relationship; and

• changes in regulations could negatively impact the business environment in which such strategic relationship partners operate.

We may require significant capital to implement our business plan, but we may not be able to obtain additional financing on favorable terms or at all.

While we estimate that our working capital will be sufficient to fund our research and development activities and our operating losses until such point that we begin volume sales of our WiMAXplus chipsets and network component products and enter into licensing arrangements for our WiMAXplus technologies, we may need to secure significant additional capital in the future to implement changes to, or expansions of, our business plan and to become cash flow positive. We may also require additional cash resources to pursue investments or acquisitions, including investments in or acquisitions of other technologies, businesses or spectrum licenses. Sources of additional capital may include public or private debt and equity financings. In order to fund future spectrum acquisitions, including our pending acquisition of WCS Wireless Inc. for $160.5 million, we have entered into a commitment letter for a private placement of $350 million aggregate principal amount of senior secured notes that will be issued with an original issue discount of $52.5 million and which will bear interest at a rate of 7% per annum. The notes placement would provide us with $297.5 million in financing and are currently negotiating definitive agreements for the notes placement. Failure to successfully finalize the senior secured notes placement or to obtain a comparable financing could impair our ability to acquire additional spectrum, or could reduce the amount of working capital available to fund our contemplated development activities, which would impair our ability to achieve commercial deployment of our WiMAXplus products and technologies.

Risks Related to Our PacketVideo Business.

Since our inception in April 2005, substantially all of our revenues have been generated by our PacketVideo subsidiary, which we acquired in July 2005, and we believe that PacketVideo will account for a substantial portion of our revenues until we complete the development and commercialization of our WiMAXplus products and technologies. Our PacketVideo business is subject to a number of risks, including:

Reliance on a limited number of mobile phone and device manufacturers and wireless carriers. For the period from our inception (April 13, 2005) through December 31, 2005, three customers of our PacketVideo subsidiary accounted for 22%, 14% and 11% of our revenues. Aggregated accounts receivable from one customer of our PacketVideo subsidiary accounted for 47% of total gross accounts receivable at December 31, 2005. We expect that our PacketVideo subsidiary will continue to generate a significant portion of its revenues through a limited number of mobile phone and device manufacturers and wireless carriers for the foreseeable future, although these amounts may vary from period-to-period. If any of these customers decides not to embed PacketVideo software into their mobile phones and devices, decides to terminate their license agreements with PacketVideo or otherwise reduces the amount of PacketVideo software they embed in their mobile phones or devices generally, our PacketVideo revenues and results of operations could be materially adversely affected.

Our agreements with mobile phone and device manufacturers are not exclusive and many contain no minimum purchase requirements. Accordingly, mobile phone and device manufacturers may effectively terminate these agreements by no longer embedding PacketVideo’s software into their products. In addition, PacketVideo has indemnified these manufacturers from certain claims that PacketVideo’s software infringes third-party intellectual property rights. Our carrier agreements are not exclusive and generally have a limited term of one or two years with evergreen, or automatic renewal, provisions upon expiration of the initial term. These agreements set out the terms of our distribution relationships with the carriers but generally do not obligate the carriers to market or distribute any of our applications. In addition, the carriers can terminate these agreements early, and in some instances, at any time, without cause.

Many factors outside our control could impair PacketVideo’s ability to generate revenues from mobile phone and device manufacturers and wireless carriers, including the following:

•	a preference for embedded software licensed by one of PacketVideo’s competitors;

•	competing applications;

•	a decision to discontinue embedding our PacketVideo software, or mobile broadband embedded software altogether;

•	a carrier’s decision not to provide mobile broadband applications or content thereby reducing the need for PacketVideo’s applications;

•	a carrier’s network encountering technical problems that disrupt the delivery of content for our applications;

•	a manufacturer’s decision to increase the cost of mobile phones and devices embedded with PacketVideo’s software;

•	a manufacturer’s decision to reduce the price it is willing to pay for embedded software such as PacketVideo’s; and

•	consolidation among manufacturers or wireless carriers or the emergence of new manufacturers or wireless carriers that do not license PacketVideo software.

If wireless subscribers do not increase their use of their mobile phones to access multimedia content, our PacketVideo business may suffer. Our PacketVideo business is reliant on the continued and increased use of mobile phones to access multimedia content by consumers. The market for multimedia content delivery through mobile phones is relatively new. If the market does not continue to develop or develops more slowly than anticipated, mobile phone manufacturers may cease to embed PacketVideo’s software in their handsets and wireless carriers may limit or stop the delivery of multimedia content and the demand for mobile phones with embedded multimedia software may decline. If this occurs, our PacketVideo business would be harmed and our revenues would decline.

If we fail to deliver our PacketVideo applications to correspond with the commercial introduction of new mobile phone models, our sales may suffer. PacketVideo’s business is tied, in part, to the commercial introduction of new mobile phones with enhanced features. Many new mobile phone models are released in the final quarter of the year to coincide with the holiday shopping season. We cannot control the timing of these mobile phone launches. Our PacketVideo software must be modified for each new mobile phone model. If we are unable to release new versions of our PacketVideo software to coincide with these new mobile phone launches, our sales of our PacketVideo software may suffer. In addition, if new mobile phone launches are delayed or if we miss the key holiday selling season, our sales may suffer.

PacketVideo may experience difficulties in the introduction of new or enhanced products, which could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products. The development of new or enhanced embedded multimedia software products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction, commercialization or marketing of new products or product enhancements. The difficulties could result in reduced sales, unexpected expenses or delays in the launch of new or enhanced products, which may adversely affect our results or operations.

We do not have any manufacturing capabilities and will depend on third-party manufacturers and suppliers to manufacture, assemble and package our WiMAXplus semiconductor products.

We are currently designing and developing WiMAXplus semiconductor products including digital baseband ASICs and multi-band RFICs. If we are successful in our design and development activities and a market for these products develops, these products will need to be manufactured. Due to the expense and complexity associated with the manufacturer of digital baseband ASICs and multi-band RFICs, we intend to depend on third-party manufacturers to manufacture these products. The dependence on third-parties to manufacture, assemble and package these products involves a number of risks, including:

•	a potential lack of capacity to meet demand;

•	reduced control over quality and delivery schedules;

•	risks of inadequate manufacturing yield or excessive costs;

•	difficulties in selecting and integrating subcontractors;

•	limited warranties in products supplied to us;

•	price increases; and

•	potential misappropriation of our intellectual property.

We may not be able to establish manufacturing relationships on reasonable terms or at all. The failure to establish these relationships on a timely basis and on attractive terms could delay our ability to launch these products or reduce our revenues and profitability.

Defects or errors in our products and services or in products made by our suppliers could harm our relations with our customers and expose us to liability. Similar problems related to the products of our customers or licensees could harm our business.

Our WiMAX products and technologies that we are developing will be inherently complex and may contain defects and errors that are detected only when the products are in use. Further, because our products and technologies that we are developing will be responsible for critical functions in our customers’ products and/or networks, such defects or errors could have a serious impact on our customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in our products and technologies or those used by our customers or licensees, equipment failures or other difficulties could adversely affect our ability and that of our customers and licensees to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers or licensees may also experience component or software failures or defects which could require significant product recalls, reworks and/or repairs which are not covered by warranty reserves and which could consume a substantial portion of the capacity of our third-party manufacturers or those of our customers or licensees. Resolving any defect or failure related issues could consume financial and/or engineering resources that could affect future product release schedules. Additionally, a defect or failure in our products and technologies that we are developing or the products of our customers or licensees could harm our reputation and/or adversely affect the growth of mobile WiMAX markets.

Because mobile WiMAX is an emerging technology that is not fully developed, there is a risk that still unknown persons or companies may assert proprietary rights to the various technology components that will be necessary to operate a WiMAX network.

As a technology company, we expect to incur expenditures to create and protect our intellectual property and, possibly, to assert infringement by others of our intellectual property. We also expect to incur expenditures to defend against claims by other persons asserting that the technology that will be used and sold by our Company infringes upon the right of such other persons. Because mobile WiMAX is an emerging technology that is not fully developed, there may be a greater risk that persons or entities unknown to us will assert proprietary rights to technology components that are necessary to operate WiMAX networks or products. More than 20 companies have submitted letters of assurance related to IEEE 802.16 and amendments stating that they may hold or control patents or patent applications, the use of which would be unavoidable to create a compliant implementation of either mandatory or optional portions of the standard. In such letters, the patent holder typically asserts that it is prepared to grant a license to its essential IP to an unrestricted number of applicants on a worldwide, non-discriminatory basis and on reasonable terms and conditions. If any companies asserting that they hold or control patents or patent applications necessary to implement mobile WiMAX do not submit letters of assurance, or state in such letters that they do not expect to grant licenses, this could have an adverse effect on the implementation of mobile WiMAX networks and the sale of our mobile WiMAX products and technologies. In addition, we can not be certain of the validity of the patents or patent applications asserted in the letters of assurance submitted to date, or the terms of any licenses which may be demanded by the holders of such patents or patent applications. If we were required to pay substantial license fees to implement our mobile WiMAX products and technologies, this could adversely affect the profitability of these products and technologies.

As the number of competitors in our market increases and the functionality of our products is enhanced, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. Any claims, with or without merit, could be time consuming to address, result in costly litigation, divert the efforts of our technical and management personnel or cause product release or shipment delays, any of which could have a material adverse effect upon our ability to commercially launch our WiMAXplus products and technologies and on our ability to achieve profitability. If any of our products were found to infringe on another company’s intellectual property rights or if we were found to have misappropriated technology, we could be required to redesign our products or license such rights and/or pay damages or other compensation to such other company. If we were unable to redesign our products or license such intellectual property rights used in our products, we could be prohibited from making and selling such products. In any potential dispute involving other companies’ patents or other intellectual property, our customers could also become the targets of litigation. Any such litigation could severely disrupt the business of our customers, which in turn could hurt our relations with our customers and cause our revenues to decrease.

We anticipate that we will develop a patent portfolio related to our WiMAX products and technologies. However, there is no assurance that we will be able to obtain patents covering WiMAX products. Litigation may be required to enforce or protect our intellectual property rights. As a result of any such litigation, we could lose our proprietary rights or incur substantial unexpected operating costs. Any action we take to license. protect or enforce our intellectual property rights could be costly and could absorb significant management time and attention, which, in turn, could negatively impact our operating results. In addition, failure to protect our trademark rights could impair our brand identity.

Other companies or entities also may commence actions or respond to an infringement action that we initiate by seeking to establish the invalidity or unenforceability of one or more of our patents or to dispute the patentability of one or more of our pending patent applications. In the event that one or more of our patents or applications are challenged, a court may invalidate the patent or determine that the patent is not enforceable or deny issuance of the application, which could harm our competitive position. If any of our key patent claims are invalidated or deemed unenforceable, or if the scope of the claims in any of these patents is limited by court decision, we could be prevented from licensing such patent claims. Even if such a patent challenge is not successful, it could be expensive and time consuming to address, divert management attention from our business and harm our reputation.

We are dependent on a small number of individuals, and if we lose key personnel upon whom we are dependent, our business will be adversely affected.

Our future success depends largely upon the continued service of our board members, executive officers and other key management and technical personnel, particularly Allen Salmasi, our Chairman and Chief Executive Officer. Mr. Salmasi has been a prominent executive and investor in the technology industry for over 20 years, and the Company has benefited from his industry relationships in attracting key personnel and in implementing acquisitions and strategic plans. In addition, in order to develop and achieve commercial deployment of our WiMAXplus products and technologies in competition with well-established companies such as Intel, QUALCOMM and others, we must rely on highly specialized engineering and other talent. Our key employees represent a significant asset, and the competition for these employees is intense in the wireless communications industry. We continue to anticipate significant increases in human resources, particularly in engineering resources, through the remainder of 2006. If we are unable to attract and retain the qualified employees that we need, our business may be harmed.

As a start-up company, we may have particular difficulty attracting and retaining key personnel in periods of poor operating performance given the significant use of incentive compensation by well-established competitors. We do not have employment agreements with our key management personnel and do not maintain key person life insurance on any of our personnel. We also have no covenants against competition or nonsolicitation agreements with certain of our key employees. The loss of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could negatively impact our ability to design, develop and commercialize our products and technology.

We may be liable for certain indemnification payments pursuant to the Plan of Reorganization.

In connection with the sale of NTI and its subsidiaries other than Old NextWave Wireless to Verizon Wireless, we agreed to indemnify NTI and its subsidiaries against all pre-closing liabilities of NTI and its subsidiaries and against any violation of the Bankruptcy Court injunction against persons having claims against NTI and its subsidiaries, with no limit on the amount of such indemnity. We are not currently aware of any such liabilities that remain following the plan of reorganization and Verizon Wireless has not made any indemnity claims. To the extent that we are required to fund amounts under the indemnification, our results of operations and our liquidity and capital resources could be materially adversely affected. In addition, we may not have sufficient cash reserves to pay the amounts required under the indemnification if any amounts were to become due.

Risks Relating to Government Regulation

Government regulation could adversely impact our development of wireless broadband products and services, our offering of products and services to consumers, and our business prospects.

The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain. The FCC has jurisdiction over the grant, renewal, lease, assignment and sale of our wireless licenses, the use of wireless spectrum to provide communications services, and the resolution of interference between users of various spectrum bands. Other aspects of our business, including construction and operation of our wireless systems, and the offering of communications services, are regulated by the FCC and other federal, state and local governmental authorities. States may exercise authority over such things as billing practices and consumer-related issues.

Various governmental authorities could adopt regulations or take other actions that would adversely affect the value of our assets, increase our costs of doing business, and impact our business prospects. Changes in the regulation of our activities, including changes in how wireless, mobile, IP-enabled services are regulated, changes in the allocation of available spectrum by the United States and/or exclusion or limitation of our technology or products by a government or standards body, could have a material adverse effect on our business, operating results, liquidity and financial position.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.

Future legislative, judicial or other regulatory actions could have a negative effect on our business. Some legislation and regulations applicable to the wireless broadband business, including how wireless, mobile, IP-enabled services are regulated, are the subject of ongoing judicial proceedings, legislative hearings and administrative proceedings that could change the manner in which our industry is regulated and the manner in which we operate. We cannot predict the outcome of any of these matters or their potential impact on our business.

If, as a result of regulatory changes, we become subject to the rules and regulations applicable to telecommunications providers, commercial mobile service providers or common carriers at the federal level or in individual states, we may incur significant litigation and compliance costs, or we may have to restructure our service offerings, exit certain markets or raise the price of our services, any of which could cause our services to be less attractive to customers. In addition, future regulatory developments could increase our cost of doing business and limit our growth.

We may not have complete control over our transition of EBS and BRS spectrum, which could impact compliance with FCC rules.

The FCC’s rules require transition of EBS and BRS spectrum to the new band plan on a Basic Trading Area (“BTA”) basis. See “Government Regulation-BRS-EBS License Conditions.” We do not hold all of the EBS and BRS spectrum in the BTAs in which we hold spectrum. Consequently, we will need to coordinate with other EBS and BRS licensees in order to transition spectrum we hold or lease. Disagreements with other EBS or BRS licensees about how the spectrum should be transitioned may delay our efforts to transition spectrum, could result in increased costs to transition the spectrum, and could impact our efforts to comply with applicable FCC rules. On April 27, 2006, the FCC implemented new, amended rules related to transition of the spectrum, and it adopted rules that will permit us to self-transition to the reconfigured band plan if other spectrum holders in our BTAs do not timely transition their spectrum.

Our use of EBS spectrum is subject to privately negotiated lease agreements. Changes in FCC rules governing such lease agreements, contractual disputes with EBS licensees, or failures by EBS licensees to comply with FCC rules could impact our use of the spectrum.

All commercial enterprises, are restricted from holding licenses for EBS spectrum. Eligibility for EBS spectrum is limited to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students (e.g. school districts), and nonprofit organizations whose purposes are educational. Access to EBS spectrum can only be gained by commercial enterprises through privately-negotiated EBS lease agreements. FCC regulation of EBS leases, private interpretation of EBS lease terms, private contractual disputes, and failure of an EBS licensee to comply with FCC regulations all could impact our use of EBS spectrum and the value of our leased EBS spectrum. On April 27, 2006, the FCC released new rules governing EBS lease terms. EBS licensees are now permitted to enter into lease agreements with a maximum term of 30 years; lease agreements with terms longer than 15 years must contain a “right of review” by the EBS licensee every five years beginning in year 15. The right of review must afford the EBS licensee with an opportunity to review its educational use requirements in light of changes in educational needs, technology, and other relevant factors and to obtain access to such additional services, capacity, support, and/or equipment as the parties shall agree upon in the spectrum leasing arrangement to advance the EBS licensee’s educational mission. A spectrum leasing arrangement may include any mutually agreeable terms designed to accommodate changes in the EBS licensee’s educational use requirements and the commercial lessee’s wireless broadband operations. In addition, the terms of EBS lease agreements are subject to contract interpretation and disputes could arise with EBS licensees. There can be no assurance that EBS leases will continue for the full lease term, or be renewed, or be extended beyond the current term, on terms that are satisfactory to us. Similarly, since we are not eligible to hold EBS licenses, we must rely on EBS licensees with whom we contract to comply with FCC rules. The failure of an EBS licensee from whom we lease spectrum to comply with the terms of their FCC authorization or FCC rules could result in termination, forfeiture or non-renewal of their authorization, which would negatively impact the amount of spectrum available for our use.

If we do not comply with FCC build- out requirements relating to our spectrum licenses, such licenses could be subject to forfeiture.

Certain build-out or “substantial service” requirements apply to our licensed wireless spectrum, which generally must be satisfied as a condition of license renewal. In particular, the renewal deadline and the substantial service build-out deadline for our WCS spectrum is July 21, 2007. Failure to make the substantial service demonstration, without seeking and obtaining an extension from the FCC, would result in license forfeiture. Extensions of time to meet substantial service demonstrations are not routinely granted by the FCC.

We have no guarantee that the licenses we hold or lease will be renewed.

The FCC generally grants wireless licenses for terms of ten years which are subject to renewal and revocation. FCC rules require all wireless licensees to comply with applicable FCC rules and policies and the Communications Act of 1934 in order to retain their licenses. For example, licensees must meet certain construction requirements, including making substantial service demonstrations, in order to retain and renew FCC licenses. Failure to comply with FCC requirements with respect to any license could result in revocation or non-renewal of a license. There is no guarantee that licenses we hold or lease will remain in full force and effect or be renewed.

New FCC concepts impacting spectrum use could affect our use of wireless spectrum.

The FCC has initiated a number of proceedings to evaluate its rules and policies regarding spectrum licensing and usage. For example, it is considering new concepts that might permit unlicensed users to “share” our licensed spectrum to the extent the FCC believes harmful interference will not occur. These new uses could adversely impact our utilization of our licensed spectrum and our operational costs.

Interference could negatively impact our use of wireless spectrum we hold, lease or use.

Under applicable FCC rules, users of wireless spectrum must comply with technical rules that are intended to eliminate or diminish harmful electrical interference between wireless users. Licensed spectrum is generally entitled to interference protection, subject to technical rules applicable to the radio service, while unlicensed spectrum has no interference protection rights and must accept interference caused by other users.

Wireless devices utilizing WCS, BRS and EBS spectrum may be susceptible to interference from Satellite Digital Audio Radio Services (“SDARS” ).

Since 1997, the FCC has considered a proposal to authorize terrestrial repeaters for SDARS adjacent to the C and D blocks of the WCS band. Authorizing SDARS repeaters adjacent to the WCS band could cause interference to WCS, BRS and EBS receivers. The extent of the interference from SDARS repeaters is unclear and is subject to the FCC’s final resolution of pending proceedings. Because WCS C and D block licenses are adjacent to the SDARS spectrum, the potential for interference to this spectrum is of greatest concern. There is a lesser magnitude concern regarding interference from SDARS to WCS A and B block licenses, and EBS and BRS licenses. If SDARS repeaters cause interference to the WCS C and D blocks we are set to acquire in our pending acquisition of WCS Wireless Inc., our ability to offer that licensed spectrum to potential network partners could be adversely affected and our ability to realize value from this spectrum may be impaired.

Increasing regulation of the tower industry may make it difficult to deploy new towers and antenna facilities.

The FCC, together with the FAA, regulates tower marking and lighting. In addition, tower construction and deployment of antenna facilities is impacted by federal, state and local statutes addressing zoning, environmental protection and historic preservation. The FCC adopted significant changes to its rules governing historic preservation review of new tower projects, which makes it more difficult and expensive to deploy towers and antenna facilities. The FCC is also considering changes to its rules regarding when routine environmental evaluations will be required to determine compliance of antenna facilities with its RF radiation exposure limits. If adopted, these regulations could make it more difficult to deploy facilities.

Risks Relating to An Investment in Our Common Stock

Our operating results are subject to substantial quarterly and annual fluctuations and to market downturns.

We believe that our future operating results over both the short- and long-term will be subject to annual and quarterly fluctuations due to several factors, some of which are outside management’s control. These factors include:

•	significant research and development costs;

•	research and development issues and delays;

•	the timing and costs of our Las Vegas launch;

•	the financial results of our PacketVideo subsidiary;

•	the timing of entering into network partner arrangements and the success of these partnerships;

•	spectrum acquisition costs;

•	manufacturing issues and delays;

•	fluctuating market demand for WiMAX services;

•	impact of competitive products, services and technologies;

•	changes in the regulatory environment;

•	the cost and availability of network infrastructure; and

•	general economic conditions.

These factors affecting our future operating results are difficult to forecast and could harm our quarterly or annual operating results and the prevailing market price of our securities. If our operating results fail to meet the financial guidance we provide to investors or the expectations of investment analysts or investors in any period, securities class action litigation could be brought against us and/or the market price of our securities could decline.

There has been no prior market for our common stock and you may not be able to resell your stock, or may have to sell it at a discount.

There is no public market for our common stock. Although we intend for our common stock to be quoted on The Nasdaq National Market, we cannot predict the timing of the commencement of such quotation or the extent to which a trading market will develop or how liquid that market may become. If an active trading market does not develop or is not sustained, holders of our common stock may have difficulty selling any of their shares of our common stock.

Substantially all of our stock is or will be eligible for future sale which could depress the price of our stock.

Sales of substantial amounts of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. Most of our stockholders are former stockholders of NextWave Telecom Inc. that received shares of our stock in connection with our emergence from bankruptcy. Accordingly, these stockholders may wish to sell their shares of stock upon receipt or shortly thereafter and may not be long-term investors in the company. After the effectiveness of this registration statement, 488,672,267 shares, representing 99.6% of the issued and outstanding shares as of June 15, 2006, will be freely tradeable, subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) imposed upon stockholders deemed to be our affiliates.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the price of our common stock to decline.

Allen Salmasi, our executive officers and others members of our Board of Directors will beneficially own or control approximately 51.4% of our common stock. Accordingly, Mr. Salmasi and the other members of the Board of Directors will be able to significantly influence matters that require stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or other significant corporate transactions. Our controlling stockholders may have interests that differ from your interests and may vote in a way with which you may disagree and which may be adverse to your interests. Corporate action may be taken even if other stockholders oppose them. These stockholders may also delay or prevent a change of control of us, even if that change of control would benefit our other stockholders, which could deprive our stockholders of the opportunity to receive a premium for their shares. The significant concentration of ownership of our common stock may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our shares adversely or if our operating results to not meet their expectations, the price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry and securities analysts publish about us or our business. If these analysts fail to publish reports about us or if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our common stock to decline. Moreover, if one or more analysts who cover us downgrade our common stock or if our operating results do not meet their expectations, the price of our common stock could decline.

The market price for our common stock may be volatile, which could cause the value of your investment to decline.

The stock market in general, and the stock prices of technology and wireless communications companies in particular, have experienced volatility that often has been unrelated to the operating performance of any specific public company. Factors that may have a significant impact on the market price of our common stock include:

•
announcements concerning us or our competitors, including the selection of mobile WiMAX wireless communications technology by telecommunications providers and the timing of the roll-out of those systems;

•	receipt of substantial orders or order cancellations for integrated circuits and system software products for mobile WiMAX networks by us or our competitors;

•	quality deficiencies in technologies, products or services;

•	announcements regarding financial developments or technological innovations;

•	international developments, such as technology mandates, political developments or changes in economic policies;

•	lack of capital to invest in WiMAX networks;

•	new commercial products;

•	changes in recommendations of securities analysts;

•	government regulations, including FCC regulations governing spectrum licenses;

•	earnings announcements;

•	proprietary rights or product or patent litigation;

•	strategic transactions, such as acquisitions and divestitures; or

•	rumors or allegations regarding our financial disclosures or practices.

Our share price may be subject to volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

From time to time, we may repurchase our common stock at prices that may later be higher than the market value of the share on the repurchase date. This could result in a loss of value for stockholders if new shares are issued at lower prices.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to changes in the volatility of the price of our common stock, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources.

Provisions of our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to holders of our common stock, and could make it more difficult for you to change management.

Following our corporate conversion, our Certificate of Incorporation and Bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that holders of our common stock might deem advantageous. Specific provisions in our Certificate of Incorporation and Bylaws will include:

•	our directors serve staggered, three-year terms;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•
our board of directors will be expressly authorized to make, alter or repeal our bylaws, and our stockholders will be able to make, alter or repeal our bylaws by a vote of 66-2/3% of the issued and outstanding voting shares;

•	members of our board of directors can be removed without cause by a vote of 66-2/3% of the issued and outstanding voting shares;

•	any vacancies on the board of directors would be filled by a majority vote of the board;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•
we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

As a result of the provisions of our Certificate of Incorporation and Bylaws, the price investors may be willing to pay in the future for our common stock may be limited.

The issuance of a significant amount of additional common stock would result in dilution to our existing stockholders and could reduce our earnings per share, which in turn could negatively affect the market price of our common stock.

We may need to raise additional funds to fund our operations, to pay for an acquisition or to enter into a strategic alliance, and we might use equity securities, debt, cash, or a combination of the foregoing. If we use equity securities, our stockholders may experience dilution. A significant amount of our common stock coming on the market at any given time could result in a decline in the price of our common stock or increased volatility.

Once we become a public company, we will need to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition could be materially adversely affected.

As a public company, our systems of internal controls over financial reporting will be required to comply with the standards adopted by the Public Company Accounting Oversight Board. We are presently evaluating our internal controls for compliance. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We have commenced a review of our existing internal control structure and plan to hire additional personnel. Although our review is not complete, we have taken steps to improve our internal control structure by hiring dedicated, internal Sarbanes-Oxley Act compliance personnel to analyze and improve our internal controls, to be supplemented periodically with outside consultants as needed. However, we cannot be certain regarding when we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the market value of our common stock. Any failure to maintain effective internal controls also could impair our ability to manage our business and harm our financial results.

As a result of being a public company, we will incur increased costs that may place a strain on our resources or divert our management’s attention from other business concerns.

As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition, which will require us to incur legal and accounting expenses. The Sarbanes-Oxley Act will require us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We expect the corporate governance rules and regulations of the SEC will increase our legal and financial compliance costs and make some activities more costly and time consuming. These requirements may place a strain on our systems and resources and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If the price of our common stock declines significantly, then our common stock may be deemed to be penny stock, which could adversely affect the liquidity of, and market for, our shares.

If our shares are considered penny stock, they would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on some national securities exchanges or quoted on Nasdaq. In this event, some brokers may be unwilling to effect transactions in our shares because of the additional obligations imposed. This could adversely affect the liquidity of our common stock and the ability of investors to sell our common stock. For instance, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock, and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Furthermore, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

ITEM 2.	FINANCIAL INFORMATION

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three months ended April 1, 2006 and the selected consolidated balance sheet data as of April 1, 2006 was derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period

The following selected consolidated statement of operations data for the period from the date of our inception as a new wireless technology company pursuant to the plan of reorganization of Old NextWave Wireless described below (April 13, 2005) to December 31, 2005 and selected consolidated balance sheet data as of December 31, 2005 was derived from our audited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this registration statement.

(in thousands)	Three Months Ended April 1, 2006(1)	Inception (April 13, 2005) to December 31, 2005(2)
Consolidated Statement of Operations Data:
Revenues	$5,673	$4,144
Loss from operations	(17,351)	(55,687)
Net loss	(13,698)	(45,952)

Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	366,587	459,231
Wireless spectrum licenses, net	130,889	45,467
Goodwill	27,001	24,782
Other intangible assets, net	17,449	18,100
Total assets	574,110	579,774
Long-term obligations	15,311	14,934
Total members’ equity	530,810	539,364

(1)
Our Board of Managers approved a change, effective January 1, 2006, in our fiscal year end and quarterly reporting periods from quarterly calendar periods ending on December 31 to a 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. The three month period ended April 1, 2006 includes 13 weeks.

(2)
On April 13, 2005, pursuant to the plan of reorganization of the NextWave Telecom group, our equity securities were distributed to the NTI equity holders and we were reconstituted as a company with a new capitalization and a new wireless technology business plan. A summary of the assets and liabilities contributed to us on April 13, 2005 is provided in the Notes to Consolidated Financial Statements included elsewhere in this registration statement. For more information on our emergence as a new wireless technology company, see “Business-Our History.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the section entitled Risk Factors and elsewhere in this registration statement. Additionally, the following discussion and analysis is based upon our consolidated financial statements as of the date and for the period presented in this registration statement. This following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement.

OVERVIEW

Our Inception

NextWave Wireless Inc. (“Old NextWave Wireless”) was formed in 1996 as a wholly-owned subsidiary of NextWave Telecom Inc. (“NTI”) which sought to develop a nationwide CDMA-based personal communication services (“PCS”) network. Pursuant to the plan of reorganization of NTI and its subsidiaries, NTI and its subsidiaries, excluding Old NextWave Wireless, were sold to Verizon Wireless for approximately $3.0 billion. Prior to this sale, on April 13, 2005, the NextWave Telecom Group abandoned substantially all of its PCS assets other than the spectrum licenses and all remaining non-PCS assets and liabilities were contributed to Old NextWave Wireless. Immediately thereafter, membership interests in NextWave Wireless LLC (together with its subsidiaries, “NextWave”) were distributed to the NTI equity holders and Old NextWave Wireless was capitalized with $550.0 million in cash. Through this process, Old NextWave Wireless was reconstituted as a company with a new capitalization and a new wireless technology business plan.

Our Business

We are an early stage wireless technology company engaged in the development of next-generation mobile broadband and wireless multimedia products, technologies and services. At present, nearly all of our revenues are derived from the sale of device embedded multimedia software solutions by our PacketVideo subsidiary. While we expect to continue to grow and expand our multimedia software business, we expect that following the development of our WiMAX products and technologies the majority of our revenues will ultimately be derived from the sale and licensing of our WiMAX compliant chipsets, network components and device technologies to network infrastructure and mobile terminal manufacturers on a global basis.

At present, the majority of our employees are directly engaged in the design, development, and commercialization of a suite of WiMAX compliant products, including 802.16e compliant digital baseband ASICs and multi-band RFICs, software defined radio platforms, base station channel card reference designs and innovative terminal device reference designs. Our development team is also focused on developing technologies such as advanced antenna systems and advanced cognitive radios that we believe will help stimulate sales of our suite of WiMAX compliant products. All of our WiMAX semiconductor product and technologies are in an early stage of development.

To conserve capital we intend to outsource the production of our semiconductors to third-party chip manufacturers that can rapidly scale production volumes to meet our future needs. We plan to license our reference designs to third party vendors. By adopting this approach, we will be able to continue investing in the research and development needed over the next several years to fully commercialize our WiMAX technologies and semiconductor designs. Although we expect most of our WiMAX semiconductors and products to incorporate the proprietary, performance improving technologies we are currently developing, we intend our products to be WiMAX Forum certified to ensure full interoperability with WiMAX certified products and systems being developed by other companies.

The success of our WiMAX semiconductor and product business will be reliant on market acceptance of WiMAX as a competitive wireless broadband technology and on our ability to differentiate our WiMAX products from those offered by competitors. To help accelerate global market adoption of WiMAX and to showcase the competitive strength of our WiMAX mobile broadband and wireless multimedia products, we intend to make our significant spectrum holdings available to Internet service providers, cable operators, satellite television companies, content developers, existing wireless service providers and other companies interested in funding, on a shared network basis, the deployment of WiMAX networks that utilize our WiMAX mobile broadband and wireless multimedia technologies. We expect these shared networks, which will operate on our spectrum, to represent a major opportunity for us to sell our WiMAX certified semiconductors and products.

Change in Fiscal Year End

Our Board of Managers approved a change, effective January 1, 2006, in our fiscal year end and quarterly reporting periods from quarterly calendar periods ending on December 31 to a 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. Normally, each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks. Fiscal year 2006 will be a 52-week year and the first 53-week year will occur in 2009. The three month period ended April 1, 2006 includes 13 weeks.

Reclassification

To conform to our current presentation in the financial statements for the quarter ended April 1, 2006, we made a reclassification of $1.5 million in amortization expense of leased wireless spectrum assets from previously reported amounts for engineering, research and development expense to general and administrative expense in the consolidated statement of operations for the period from inception (April 13, 2005) to December 31, 2005. This reclassification had no effect on reported operating expenses.

Results for the First Quarter Ended April 1, 2006

Revenues. Revenues for the first quarter of 2006 of $5.7 million were from $2.0 million and $3.7 million in contract services and royalties, respectively. In general, the financial consideration received from wireless carriers and mobile phone and device manufacturers is derived from a combination of technology development contracts and royalties.

Since our inception in April 2005, substantially all of our revenues have been generated by our PacketVideo subsidiary, which we acquired in July 2005. We believe that PacketVideo will continue to account for a substantial portion of our revenues until we complete the development and commercialization of our WiMAXplus products and technologies by the Advanced Technology Group of NextWave. Following the development and commercialization of our WiMAXplus products and technologies, we believe that the sale or licensing of our proprietary WiMAXplus chipsets, network components and device technologies will become an additional source of recurring revenue for us.

We expect that future revenues will be affected by, among other things, new product and service introductions, competitive conditions, customer marketing budgets for introduction of new subscriber products, the rate of expansion of our customer base, price increases, subscriber device life cycles, demand for wireless data services and acquisitions or dispositions of businesses or product lines.

Cost of Revenues. Cost of revenues for the first quarter of 2006 totaled $2.6 million from PacketVideo, inclusive of $0.4 million of amortization on the purchase of intangible assets related to the acquisition of PacketVideo. Cost of revenues includes direct engineering labor expenses, allocated overhead costs and other direct costs related to the execution of technology development contracts as well as costs associated with offshore development contract costs, amortization of acquired software and other costs.

We believe that cost of services as percentage of revenue for future periods will be affected by, among other things, the integration of acquired businesses in addition to sales volumes, competitive conditions, royalty payments on licensed technologies, changes in average selling prices, and our ability to make productivity improvements.

Engineering, Research and Development. Engineering, research and development expenses for the first quarter of 2006 were $10.0 million. Our engineering, research and development expenses primarily consist of compensation and associated costs for the internal and external development of our PacketVideo software of $1.3 million and $8.7 million for our WiMAXplus products and technologies, including our WiMAXplus chipsets.

We devote substantial resources to the development and deployment of our products and technologies and expect engineering, research and development expenses will increase in both absolute terms and as a percentage of revenues until we achieve full commercial deployment of our WiMAXplus technologies and products.

General and Administrative. General and administrative expenses for the first quarter of 2006 were $8.9 million, consisting of $7.8 million and $1.1 million from NextWave and PacketVideo, respectively. Our general and administrative expenses primarily consist of compensation and associated costs of general and administrative personnel of $6.7 million, professional fees of $0.8 million, spectrum lease amortization of $0.5 million, loss on disposal of assets of $0.6 million and losses incurred by our strategic investment of $0.3 million. In addition to our principal executive offices in San Diego, California, we maintain significant operating facilities in Henderson, Nevada.

We expect that general and administrative costs will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations as a public company.

Sales and Marketing. Sales and marketing expenses for the first quarter of 2006 totaled $1.5 million primarily from PacketVideo. The NextWave entities other than PacketVideo are primarily focused on research and development activities and currently do not incur sales and marketing expenses. Our PacketVideo sales and marketing expenses consist primarily of compensation and associated costs for marketing and sales personnel of $1.2 million, expenses associated with marketing, tradeshows, public relations and other promotional activities of $0.1 million, and amortization expenses related to intangible assets of $0.2 million.

We expect sales and marketing expenses to increase in absolute terms with the growth of our business, primarily from our PacketVideo business, in the upcoming year. Additionally, as we achieve full commercial deployment of our WiMAXplus technologies and products, we will increase sales and marketing expenses both in absolute terms, and as a percentage of revenues at NextWave Broadband.

Interest Income. Interest income for the first quarter of 2006 was $3.2 million and consisted of interest earned on our cash and investment balances.

Interest income in the future will be affected by changes in short-term interest rates and changes in our cash and investment balances, which may be materially impacted by development plans, acquisitions and other financial activities.

Interest Expense. Interest expense for the first quarter of 2006 was $0.3 million, consisting primarily of the accretion of discounted wireless spectrum license lease liabilities.

Other Expense, Net. Other expense, net, for the first quarter of 2006 totaled $0.1 million and primarily represented net realized and unrealized foreign currency exchange losses.

Provision for Income Taxes. We are classified as a partnership for U.S. federal and state income tax purposes. Therefore, its income is not subject to federal or state income tax at the entity level. Its income passes through to its members, where it is subject to income tax at the member level. Our corporate subsidiaries or controlled corporations are subject to federal, state and foreign income taxes on corporations. During the first quarter of 2006 these corporate subsidiaries and controlled corporations all had net losses for tax purposes. Our income tax benefit of $0.2 million for the first quarter of 2006 is comprised primarily a reversal of an accrual for federal personal holding company taxes for NextWave Broadband Inc. offset by foreign withholding tax on royalty payments received from PacketVideo customers.

Minority Interest. Minority interest for the first quarter of 2006 totaled $0.7 million and represented our minority partner’s share of losses in the newly formed INQUAM joint venture.

Results For The Period From Inception (April 13, 2005) To December 31, 2005

Revenues. Revenues of $4.1 million that were recognized during the period from inception (April 13, 2005) to December 31, 2005 were from $3.1 million and $1.0 million in contract services and royalties, respectively. In general, the financial consideration received from wireless carriers and mobile phone and device manufacturers is derived from a combination of technology development contracts and royalties.

For the period from inception (April 13, 2005) to December 31, 2005, three customers of our PacketVideo subsidiary accounted for 22%, 14% and 11% of NextWave’s revenues. Aggregated accounts receivable from one customer of our PacketVideo subsidiary accounted for 47% of total gross accounts receivable at December 31, 2005. No other single customer accounted for 10% or more of net revenues during the period from inception (April 13, 2005) to December 31, 2005 or gross accounts receivable at December 31, 2005.

Cost of Revenues. Cost of revenues for the period from inception (April 13, 2005) to December 31, 2005 totaled $4.6 million consisting primarily of $4.3 million from PacketVideo and $0.3 million from NextWave, inclusive of $0.7 million of amortization on the purchase of intangible assets related to the acquisition of PacketVideo. Cost of revenues includes direct engineering labor expenses, allocated overhead costs and other direct costs related to the execution of technology development contracts as well as costs associated with offshore development contract costs, amortization of acquired software and other costs.

Engineering, Research and Development. Engineering, research and development expenses for the period from inception (April 13, 2005) to December 31, 2005 were $17.3 million. Our engineering, research and development expenses primarily consist of compensation and associated costs for the internal and external development of our PacketVideo software of $2.3 million and $15.0 million for our WiMAXplus products and technologies, including our WiMAXplus chipsets.

General and Administrative. General and administrative expenses for the period from inception (April 13, 2005) to December 31, 2005 were $15.3 million, including $1.7 million from PacketVideo. Our general and administrative expenses primarily consist of compensation and associated costs of general and administrative personnel of $11.6 million, professional fees of $2.2 million and spectrum lease amortization expense of $1.5 million.

Sales and Marketing. Sales and marketing expenses for the period from inception (April 13, 2005) to December 31, 2005 totaled $3.0 million, all from PacketVideo, as the remaining NextWave entities are primarily focused on research and development activities and currently do not incur sales and marketing expenses. Our sales and marketing expenses consist primarily of compensation and associated costs for marketing and sales personnel of $2.3 million, amortization expenses related to intangible assets of $0.4 million, additions to the allowance for doubtful accounts of $0.2 million and expenses associated with marketing, tradeshows, public relations and other promotional activities of $0.1 million.

Business Realignment Costs. Business realignment costs for the period from inception (April 13, 2005) to December 31, 2005 were $13.0 million and include non-cash impairment costs of $5.9 million for certain hardware and service costs deemed to have no value in consideration of current technology and marketing trial plans in Henderson, Nevada. The impairment loss recognized was equal to the carrying value of impaired assets. Additionally, we have accrued $7.1 million related to minimum purchase obligations that we currently believe we will not utilize due to the current trial plans in Henderson, Nevada.

Purchased In-Process Research and Development Costs. In conjunction with our acquisition of PacketVideo in 2005, we purchased in-process research and development projects valued at $6.6 million that were expensed upon the date of acquisition.

Interest Income. Interest income for the period from inception (April 13, 2005) to December 31, 2005 was $11.1 million and consisted of interest earned on our cash and investment balances of $11.0 million and $0.1 million from NextWave and CYGNUS, respectively.

Interest Expense. Interest expense for the period from inception (April 13, 2005) to December 31, 2005 was $1.0 million, consisting primarily of the accretion of discounted wireless spectrum license lease liabilities at NextWave.

Other Expense, Net. Other expense, net, for the period from inception (April 13, 2005) to December 31, 2005 totaled $20,000 and represented net realized and unrealized foreign currency exchange losses.

Provision for Income Taxes. Income tax expense of $0.4 million for the period from inception (April 13, 2005) through December 31, 2005 is comprised primarily of $0.3 million for federal personal holding company taxes on the interest income from NextWave Broadband, Inc.’s investments and $0.1 million in foreign withholding tax on royalty payments received from PacketVideo customers.

Liquidity And Capital Resources

Since our inception (April 13, 2005), we had incurred operating losses and negative cash flows and had a retained deficit of $49.2 million at December 31, 2005, consisting of $34.8 million and $14.4 million from NextWave and PacketVideo, respectively. We have funded our operations primarily with the $550.0 million in cash received in our initial capitalization. Our total cash, cash equivalents and short-term investments at December 31, 2005 were $459.2 million. Cash and cash equivalents were $93.6 million at December 31, 2005, consisting of $92.1 million and $1.5 million at NextWave and PacketVideo, respectively, a decrease of $461.5 million from our inception balance of $555.1 million at April 13, 2005. Of this decrease, $365.6 million is the result of our investment in liquid marketable securities that offered a more favorable investment return than if held in cash. We held short-term investments of $365.6 million at December 31, 2005.

During the first quarter of 2006, we incurred operating losses of $17.4 million and our retained deficit at April 1, 2006 totaled $59.7 million, consisting of $44.4 million and $15.3 million, from NextWave and PacketVideo, respectively. Our total cash, cash equivalents and short-term investments at April 1, 2006 were $366.6 million. The following table presents working capital, cash, cash equivalents and short-term investments:

(in thousands)	April 1, 2006	Increase (Decrease) from December 31, 2005 to April 1, 2006	December 31, 2005	Increase (Decrease) from Inception to December 31, 2005	Inception (April 13, 2005)
Working capital	$357,126	$(99,292)	$456,418	$(96,272)	$552,690
Cash and cash equivalents	99,871	6,222	93,649	(461,450)	555,099
Short-term investments	266,716	(98,866)	365,582	365,582	—
Total cash, cash equivalents and short-term investments	$366,587	$(92,644)	$459,231	$(95,868)	$555,099

The following table presents our utilization of cash, cash equivalents and short-term investments from inception (April 13, 2005):

(in thousands)	Three Months Ended April 1, 2006	From Inception (April 13, 2005) to December 31, 2005
Beginning cash, cash equivalents and short-term investments	$459,231	$555,099
Cash paid for acquisition of wireless spectrum licenses and subsequent lease obligations	(80,090)	(18,780)
Acquisition of PacketVideo, net of cash acquired	—	(46,621)
Investment in Systique	—	(4,500)
Cash used by Inquam Broadband Ltd joint venture, net of cash investment from joint venture partner	(1,254)	—
Cash used in all other operating activities	(5,527)	(18,674)
Acquisition of property and equipment	(5,595)	(7,278)
Other, net	(178)	(15)
Ending cash, cash equivalents and short-term investments	$366,587	$459,231

The decrease in cash, cash equivalents and short-term investments during the three months ended April 1, 2006, primarily reflects cash used in operating activities of $6.5 million, consisting of $7.9 million used by NextWave and our joint venture, offset by cash provided by operations of $1.4 million from PacketVideo, and $80.1 million paid for wireless spectrum licenses and subsequent lease obligations and $5.6 million paid for capital expenditures.

The decrease in cash, cash equivalents and short-term investments during the period from inception (April 13, 2005) to December 31, 2005, primarily reflects cash used in operating activities of $18.7 million, consisting of $15.2 million and $3.5 million from NextWave and PacketVideo, respectively, and cash used in investing activities of $51.1 million paid for the acquisition of PacketVideo and our investment in Systique, an early stage software development services company, $18.8 million paid for wireless spectrum licenses and $7.3 million paid for capital expenditures.

In July 2005, we completed our acquisition of PacketVideo for cash of $46.6 million, which includes cash of $0.4 million paid for in closing costs, less cash acquired of $0.3 million.

In July 2005, we entered into a purchase agreement for an office building in Henderson, Nevada for $8.2 million, plus related interior construction costs of approximately $2.5 million, to accommodate our facility requirements and to consolidate current operations from two leased facilities into one. The interior construction costs are payable in the third quarter of 2006. Construction is expected to be completed during fourth quarter of 2006, at which time we expect to occupy the facility and the purchase price will be due and payable.

We have consummated transactions to acquire licensed spectrum rights since our inception for amounts totaling $98.9 million, including our acquisition of WCS licenses from Bal-Rivgam, LLC (“Bal-Rivgam”) for $56.9 million. The Bal-Rivgam acquisition agreement provides that $21.9 million of the proceeds of the purchase would be deposited into escrow until January 2008 to cover any liabilities stemming from Bal-Rivgam's ownership of the licenses prior to closing, claims resulting from breaches of representations or warranties and certain claims under the spectrum licenses.

In May 2006, we entered into a definitive agreement to acquire WCS Wireless Inc., which holds spectrum covering 188.8 million persons, or POPs, in the Central, Western, and Northeastern United States, for $160.5 million. The acquisition agreement provides that $8.0 million of the sale proceeds would be deposited into an escrow fund to cover liabilities resulting from breaches of representations and warranties, breaches of covenants and certain pre-closing tax losses. We have obtained FCC approval and expect to consummate this transaction in the third quarter of 2006.

In the second quarter of 2006, we entered into a lease agreement for wireless spectrum, with an initial period of ten years, with two ten-year extension options, for a total initial period lease payment of $16.0 million, payable in advance. We have paid $1.5 million into an escrow account, and upon approval of the license transfer application by the FCC, we anticipate paying the balance of $14.5 million in the third quarter of 2006.

In June 2006, in order to fund future spectrum acquisitions, including our pending acquisition of WCS Wireless Inc. for $160.5 million, we have entered into a commitment letter for a private placement of $350 million aggregate principal amount of senior secured notes that will be issued with an original issue discount of $52.5 million and which will bear interest at a rate of 7% per annum. In connection with the notes placement, we have agreed to issue warrants, at an exercise price of $0.01 per share, to purchase an aggregate of 5% of the outstanding shares of common stock of NextWave Wireless Inc at the time of issuance. The notes placement would provide us with $297.5 million in financing and we are currently negotiating definitive agreements for the notes placement. If we do not complete the notes placement, we would fund our purchase of WCS Wireless Inc. with our existing cash and investments.

We are participating with other WCS band license holders in a waiver process with the FCC to move the substantial service dates for this license band from July 2007 to July 2010. If the substantial service dates are not extended, in order to meet the current substantial service date of July 2007, we estimate that an expenditure of approximately $40 million would be required over the next 12 months.

We believe that our revenues, cash and short-term investments and financing activities will be sufficient to fund our operating activities until we achieve profitability. We plan to fund our WiMAX technology development activities with our cash and investments until such point that we begin sales of our WiMAXplus chipsets and network component products and enter into licensing arrangements for our WiMAXplus technologies. Our mobile WiMAX network solutions offerings will involve a service business and are not expected to require significant additional capital expenditures beyond what is necessary to complete our Henderson, Nevada office building and our trial network. With the exception of our trial network in Henderson, Nevada, we will not build-out wireless networks but will provide our technologies, services and spectrum to our network partners who are engaged in these activities. In 2006, we expect to expend $5.0 million on the deployment of our trial network in Henderson, Nevada. If that trial network is successful, we anticipate that we will seek a network partner to expand the trial network to cover most of the Las Vegas metropolitan region. Our PacketVideo operations are currently operating cash flow positive and we believe that PacketVideo’s operating cash flows will continue to be adequate to cover its operating costs. However, expansions of PacketVideo’s current operations or future acquisitions could require additional funding.

We may need to secure significant additional capital in the future to implement changes to, or expansions of, our business plan and to become cash flow positive. We may also require additional cash resources for other future developments, including any investments or acquisitions we may pursue, including investments or acquisitions of other business or technologies. If our existing working capital resources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of equity securities or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and the requirement that we comply with operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of intangible assets and investments, and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Revenue Recognition. We derive revenue principally from contracts to provide embedded multimedia software products for mobile phones and related license fees. The timing of revenue recognition and the amount of revenue actually recognized in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates.

For software arrangements with multiple elements, such as those that include rights to software products, customer support, and training services, we allocate revenue to each component of the arrangement based on objective evidence of its fair value, which is specific to us. The objective evidence for each element is based on the sale price of each element when sold or offered for sale separately.

Revenues from software products are generally recognized when the products are delivered. Revenues from customer support and training services are recognized on a straight-line basis over the life of the contract. For engineering design contracts, we recognize revenue pursuant to the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and specifically follow guidance under Percentage of Completion (“POC”). Under the POC method, revenues are recognized on the basis of contract completion to-date or using actual costs incurred to total expected costs under the contract, resulting in the recognition of unbilled receivables or the deferral of costs or profit on these contracts. Deferred costs include all direct material and labor costs and those indirect costs related to contract performance and are reported as deferred contract costs in the consolidated balance sheet. We regularly review project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by us. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Amounts received from customers in excess of revenues earned under the POC method are recorded as advance payments from customers and reported as unearned revenue in the consolidated balance sheet.

Revenues from time and material contracts are recorded at agreed-upon billing rates at the time services are provided.

We earn royalties on licensed embedded multimedia software incorporated into products sold worldwide by our licensees at the time that the licensees’ sales occur. Our licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter. Royalty revenues are recognized when reported by licensees to us and totaled $---3.7 million and $1.0 million during the three months ended April 1, 2006 and the period from the acquisition of PacketVideo (July 19, 2005) to December 31, 2005, respectively.

Valuation of Intangible Assets and Investments. The recorded value of goodwill and other intangible assets, generally acquired through business combinations, may become impaired in the future. As of April 1, 2006, our goodwill and intangible assets, net of accumulated amortization, were $27.0 million and $148.3 million, respectively. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our acquired businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill and intangible assets. We also cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on our reported asset values. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangible assets associated with our acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our results of operations.

Share-Based Payments and Pro forma Stock Based Compensation. We grant options and warrants to purchase our membership interests and common stock of our PacketVideo and CYGNUS subsidiaries to our employees, directors and consultants under our unit and stock option plans. The benefits provided by these plans qualify as share-based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires us to recognize compensation expense based on the estimated fair values of the share-based awards determined on the date of grant for all awards granted, modified or cancelled as of January 1, 2006 (the effective date).

Prior to the effective date, we did not recognize any compensation cost in our income statements for share-based awards granted with an option price equal to the fair market value of respective units or common stock on the date of grant as we accounted for them under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations and adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation” (“SFAS 123”). We provided pro forma net income in accordance with the disclosure only provision of SFAS 123. The stock based compensation expense used in these pro forma amounts is based on the minimum value method option-pricing model. This method required us to use several assumptions to estimate the fair value including the expected life of the option.

We adopted the provisions of SFAS 123R using the prospective transition method, whereby we will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, we no longer provide the pro forma disclosures in reports issued for periods ending after December 31, 2005 as SFAS 123R precludes companies that use the minimum value method for pro forma disclosure from continuing to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB 25. For the three months ended April 1, 2006, we recognized $0.1 million in compensation expense for employee stock options. At April 1, 2006, there was $3.0 million remaining in unrecognized compensation cost related to employee stock options which is expected to be recognized over a weighted average period of 3.7 years.

We believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS 123R and SFAS 123. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123R and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 (SAB 107) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer and willing seller market transaction. If factors change and we employ different assumptions in the application of SFAS 123R in future periods than those currently applied under SFAS 123R and those previously applied under SFAS 123 in determining our pro forma amounts, the compensation expense that we record in the future under SFAS 123R may differ significantly from what we have reported during the first quarter of 2006 and what we have reported as our pro forma expense during the period from inception (April 13, 2005) to December 31, 2005 under SFAS 123.

Litigation. We are currently involved in certain legal proceedings. Although there can be no assurance that unfavorable outcomes in any of these matters would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and intend to vigorously defend the actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. We have not recorded any accrual for contingent liability associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions in our estimates of the potential liability could materially impact our results of operations.

Recent Accounting Pronouncements

We adopted SFAS 123R effective January 1, 2006, which requires us to expense the estimated fair value of employee stock options and similar awards. As a nonpublic entity, we have adopted the provisions of SFAS 123R using the prospective transition method, whereby we will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date. We will no longer provide the pro forma disclosures in reports issued for periods ending after December 31, 2005 as SFAS 123R also precludes nonpublic companies that use the minimum value method for pro forma disclosure from continuing to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB 25. We use the Black-Scholes valuation model as the method for determining the fair value of our equity awards that are issued after January 1, 2006 and will incur expense during 2006 and future years for new awards granted during those periods that cannot yet be quantified. For the three months ended April 1, 2006, we recognized $0.1 million in compensation expense for employee stock options. At April 1, 2006, there was $3.0 million remaining in unrecognized compensation cost related to employee stock options which is expected to be recognized over a weighted average period of 3.7 years.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued staff position 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

FSP 115-1 replaces the impairment evaluation guidance of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”), with references to existing other-than-temporary impairment guidance. EITF 03-1’s disclosure requirements remain in effect, and are applicable for year-end reporting and for interim periods if there are significant changes from the previous year-end. FSP 115-1 also supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP 115-1 applies to reporting periods beginning after December 15, 2005. FSP 115-1 did not have a material impact on our results of operations, or cash flows for the three months ended April 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”), and Statement of Financial Accounting Standard No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires retrospective application to prior periods’ financial statements for reporting a voluntary change in accounting principle, unless impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This standard also distinguishes between retrospective application and restatement. It redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 did not have a significant effect on our consolidated financial statements.

Contractual Obligations

The following table summarizes our contractual obligations at April 1, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period(1)
(in thousands)	Total	Remainder of 2006	Years 2007-2008	Years 2009-2010	Years 2011 and Thereafter
Long-term obligations	$27,804	$281	$5,150	$4,437	$17,936
Operating leases	20,673	4,277	10,021	6,358	17
Services and other purchase agreements	16,939	4,846	12,093	—	—
Capital expenditures	10,675	10,675	—	—	—
Total	$76,091	$20,079	$27,264	$10,795	$17,953

(1)
In May 2006, we entered into a definitive agreement to acquire WCS Wireless Inc., which holds spectrum covering 188.8 million persons, or POPs, in the Central, Western, and Northeastern United States, for $160.5 million. The acquisition agreement provides that $8.0 million of the sale proceeds would be deposited into an escrow fund to cover liabilities resulting from breaches of representations and warranties, breaches of covenants and certain pre-closing tax losses. We have obtained FCC approval and expect to consummate this transaction in the third quarter of 2006.

In the second quarter of 2006, we entered into a lease agreement for wireless spectrum, with an initial period of ten years, with two ten-year extension options, for a total initial period lease payment of $16.0 million, payable in advance. We have paid $1.5 million into an escrow account, and upon approval of the license transfer application by the FCC, we anticipate paying the balance of $14.5 million in the third quarter of 2006.

In June 2006, in order to fund future spectrum acquisitions, including our pending acquisition of WCS Wireless Inc. for $160.5 million, we have entered into a commitment letter for a private placement of $350 million aggregate principal amount of senior secured notes that will be issued with an original issue discount of $52.5 million and which will bear interest at a rate of 7% per annum. In connection with the notes placement, we have agreed to issue warrants, at an exercise price of $0.01 per share, to purchase an aggregate of 5% of the outstanding shares of common stock of NextWave Wireless Inc. at the time of issuance. We are currently negotiating definitive agreements for the notes placement. If we do not complete the notes placement, we would fund our purchase of WCS Wireless Inc. with our existing cash and investments.

We are participating with other WCS band license holders in a waiver process with the FCC to move the substantial service dates for this license band from July 2007 to July 2010. If the substantial service dates are not extended, in order to meet the current substantial service date of July 2007, we estimate that an expenditure of approximately $40 million would be required over the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

At April 1, 2006, our investment portfolio included short-term investment securities with a fair value of $266.7 million. These securities are subject to interest rate risk and will decline in value if interest rates increase. Interest income earned on our investments is affected by changes in the general level of U.S. interest rates. These income streams are generally not hedged.

Due to the relatively short duration of our investment portfolio, an immediate ten percent change in interest rates (e.g. 3.00% to 3.30%) would have no material impact on our financial condition or results of operations.

Foreign Currency Risk

We conduct our business through subsidiaries in Europe, Asia-Pacific and North America. Substantially all of our sales to customers located in foreign countries are denominated in U.S. dollars, minimizing foreign currency risks related to those transactions. Our foreign subsidiaries use the U.S. dollar as their functional currency. Accordingly, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses associated with monetary assets and liabilities are translated at the rates of exchange that approximate the rates in effect at the transaction date. Non-monetary assets and liabilities and related elements of revenues, expenses, gains and losses are translated at historical rates. Resulting exchange gains or losses of these foreign investees are recognized in the consolidated statements of operations. Changes in currency exchange rates have affected, and will continue to affect our operating costs and net income.

ITEM 3.	PROPERTIES

We lease three facilities in the San Diego area, including our principal executive offices, containing an aggregate of 92,347 square feet. The terms of two of these leases include options to extend and the third does not expire until 2010. We also lease two locations in Henderson, Nevada. We plan to replace those leased facilities with an owned 30,000 square foot facility that is currently being constructed. We maintain other leased offices in various locations that are not material.

We believe that our properties are adequate for our business as presently conducted.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding LLC interests as of June 15, 2006 by:

•	each person or entity known to beneficially own more than 5% of our outstanding LLC interests;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership of LLC interests is determined under rules of the SEC and generally includes any interests over which a person exercises sole or shared voting or investment power. The table also includes the number of interests underlying options and warrants that are exercisable within 60 days. Interests subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. As of June 15, 2006, there were 490,541,783 LLC interests outstanding held by approximately 1,391 holders of record.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all LLC interests held by them. Unless otherwise indicated, the address for each executive officer and director listed below is c/o NextWave Wireless LLC, 12670 High Bluff Drive, San Diego, California 92130.

	Securities Beneficially Owned
Name and Address of Beneficial Owner	LLC Interests Beneficially Owned	Percentage of LLC Interests Outstanding
Principal Securityholders:
Navation (1)	90,563,244	18.5%
Manchester Financial Group, LP (2)	56,756,065	11.6%
Resurgence Asset Management (3)	28,313,087	5.8%
Midtown Acquisitions LLC (4)	27,542,239	5.6%
Directors and Executive Officers:
Allen Salmasi (5)	143,783,814	29.1%
Frank A. Cassou (6)	22,711,979	4.6%
George C. Alex (7)	4,685,603	*
Roy D. Berger (8)	5,123,970	1.0%
Kevin M. Finn (9)	6,882,108	1.4%
Mark Kelley (10)	1,855,996	*
Richard Kornfeld (11)	1,608,765	*
Jim Madsen (12)	5,223,559	1.1%
David B. Needham (13)	4,284,439	*
R. Andrew Salony (14)	5,101,611	1.0%
Kenneth Stanwood (15)	1,036,562	*
Lindsay A. (Butch) Weaver, Jr.	0	*
Douglas F. Manchester (16)	57,809,365	11.8%
Jack Rosen (17)	1,301,000	*
Robert T. Symington (18)	424,096	*
William H. Webster (19)	1,000,000	*
All directors and officers as a group (16 persons)	262,832,867	51.4%

* Represents beneficial ownership of less than 1%.

(1)	The address for Navation, Inc. is c/o Mr. Alain Tripod, 15, rue Général-Dufour, Case Postale 5556, CH - 1211 Genéve 11, Switzerland.

(2)	The address for Manchester Financial Group LP is One Market Place, 33rd Floor, San Diego, California 92101.

(3)
Represents shares owned by funds and accounts managed by, or invested side by side with, Resurgence Asset Management, L.L.C. ("RAM"), Resurgence Asset Management International, LLC ("RAMI"), and Re/Enterprise Asset Management, LLC ("REAM", and together with RAM and RAMI, the "Resurgence Companies"). In their capacity as investment advisors and/or general partners, each of the Resurgence Companies exercises voting and investment power over the shares owned by the funds and accounts managed by each of them, respectively. Each of the Resurgence Companies is owned by M.D. Sass Investors Services, Inc. ("MD Sass"). Martin D. Sass serves as Chairman and Chief Executive Officer of MD Sass and each of the Resurgence Companies. Each of the Resurgence Companies and Mr. Sass disclaim beneficial ownership of the securities owned by the entities they advise. The address of the Resurgence Companies is 10 New King Street, White Plains, NY 10604.

(4)
Mr. Thomas L. Kempner, Jr. , Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Eric P. Epstein, Anthony A. Yoseloff and Avram Z. Friedman have voting and/or investment control over the shares held by Midtown Acquisition LLC. The address for Midtown Acquisition LLC is c/o MH Davidson & Co., 885 Third Avenue, Suite 3300, New York, New York 10022.

(5)
Allen Salmasi is Chief Executive Officer of Navation, Inc. Mr. Salmasi may be deemed to beneficially own the shares of common stock held or record by Navation, Inc. Represents shares held by Allen Salmasi directly and indirectly through Navation, Inc. Includes 1,666,672 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(6)	Includes 1,333,344 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(7)
Represents shares held by George C. Alex directly and indirectly through each of George C Alex Grantor Retained Annuity Trust and The Alex Family Foundation. Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(8)	Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(9)
Represents shares held by Kevin M. Finn directly and indirectly through KFMF Co. Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(10)	Includes 666,672 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(11)	Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(12)
Represents shares held by Jim Madsen directly and indirectly through Jarrah Inc. Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(13)	Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(14)	Includes 1,000,000 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(15)
Represents shares held by Kenneth Stanwood directly and indirectly through The Kenneth Stanwood and Ginger Stanwood Family Trust. Includes 713,966 shares underlying options to purchase CYGNUS common stock, which upon NextWave Wireless Inc.’s planned listing on The Nasdaq National Market, will convert into 218,359 shares underlying options to purchase NextWave Wireless Inc. common stock, subject to adjustment based on the corporate conversion merger exchange ratio ultimately determined by our Board of Managers. Includes 486,932 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(16)
Represents shares held by Douglas F. Manchester directly and indirectly through each of Manchester Financial Group, LP and Manchester Grand Resorts, LP. Includes 119,784 shares underlying options to purchase CYGNUS common stock, which upon NextWave Wireless Inc.’s planned listing on The Nasdaq National Market, will convert into 36,634 shares underlying options to purchase NextWave Wireless Inc. common stock, subject to adjustment based on the corporate conversion merger exchange ratio ultimately determined by our Board of Managers. Includes 477,095 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(17)	Includes 110,423 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(18)	Includes 154,174 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

(19)	Includes 143,751 shares underlying options that are exercisable to purchase restricted stock, which are subject to forfeiture prior to their vesting.

ITEM 5.	MANAGERS AND EXECUTIVE OFFICERS

Our Managers and Executive Officers

The following table sets forth names, ages and positions of the persons who are our managers and executive officers as of June 28, 2006:

Name	Age	Position
Allen Salmasi	51	Chairman of the Board of Managers, Chief Executive Officer and President
Frank A. Cassou	49	Executive Vice President - Corporate Development and Chief Legal Counsel, Secretary, Manager
George C. Alex	46	Executive Vice President - Chief Financial Officer
Roy D. Berger	48	Executive Vice President - Chief Marketing Officer
Kevin M. Finn	65	Executive Vice President - Chief Compliance Officer, Manager
Mark Kelley	45	Executive Vice President - Chief Division Officer
Richard Kornfeld	45	Executive Vice President - Chief Strategy Officer
Jim Madsen	46	Executive Vice President - Chief Business Development Officer
David B. Needham	49	President, Network Solutions Group
R. Andrew Salony	54	Executive Vice President - Chief Administration Officer
Kenneth Stanwood	44	President and Chief Executive Officer - CYGNUS Communications
Lindsay A. (Butch) Weaver, Jr.	53	Executive Vice President and Fellow
Douglas F. Manchester (1)(2)(3)	64	Manager
Jack Rosen (3)	59	Manager
Robert T. Symington (1)(2)	42	Manager
William H. Webster (1)(2)(3)	82	Manager

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Corporate Governance Committee.

Following the corporate conversion merger, the persons named above will serve as the directors and executive officers of NextWave Wireless Inc. We expect that the board of directors of NextWave Wireless Inc. will be divided into three classes with the members of each class serving staggered three-year terms. The allocation of directors into the three classes will be determined by our board of managers in connection with the corporate conversion.

Allen Salmasi has served as our Chairman of the Board, Chief Executive Officer and President since our inception. Previously, Mr. Salmasi served as Chairman and CEO of NTI, which he founded in 1995 and subsequently sold to Verizon Wireless in 2005. Prior to NTI, Mr. Salmasi was a member of the Board of Directors, President of the Wireless Telecommunications Division, and Chief Strategic Officer of QUALCOMM Inc. He joined QUALCOMM in 1988 as a result of the merger of QUALCOMM and Omninet Corporation, which Mr. Salmasi founded in 1984. He initiated and led the development of CDMA technologies, standards and the associated businesses at QUALCOMM until 1995. At Omninet, he conceived and led the development of the first OmniTRACS system, which provides two-way messaging and position reporting services to mobile users. From 1979 to 1984, Mr. Salmasi held several technical and management positions at the National Aeronautics and Space Administration Jet Propulsion Laboratory. Mr. Salmasi received two B.S. degrees in Electrical Engineering and Management Economics from Purdue University in 1977. He received his M.S. degrees in Electrical Engineering from Purdue University in 1979 and Applied Mathematics from the University of Southern California in 1983, respectively. He completed his course work at the University of Southern California towards a Ph.D. degree in Electrical Engineering.

Frank A. Cassou is our Executive Vice President, Corporate Development and Chief Legal Counsel and our Secretary. Mr. Cassou held similar positions at NTI, which he joined in 1996. Mr. Cassou has served as a Manager since our inception. Prior to joining NextWave, Mr. Cassou was a partner at the law firm of Cooley Godward LLP, where he practiced corporate law representing telecommunications and technology companies. He was outside corporate counsel to QUALCOMM from June 1991 through February 1996, representing the company in its public financing and acquisition transactions, licensing agreements and the formation of strategic partnerships.

George C. Alex serves as our Chief Financial Officer. Mr. Alex joined NextWave Telecom in 2001 as Senior Vice President, Finance. Formerly, he was Chief Financial Officer of Network Plus Corp., an integrated communications provider and a Managing Director of Prudential Securities, where he headed the telecommunications practice. During his career as an investment banker, Mr. Alex completed transactions that raised more than $20 billion for his clients and executed M&A assignments in excess of $6 billion.

Roy D. Berger serves as our Chief Marketing and Corporate Communications Officer. Mr. Berger joined NTI in 1996 as Vice President, Business Planning and subsequently served in a number of executive marketing and business development positions. Prior to joining NextWave, Mr. Berger spent ten years at NYNEX, where he held senior management positions in both the telecommunications and computer retailing/distribution divisions, including Vice President-Personal Communication Services and Vice President-Marketing for NYNEX Mobile Communications. Before joining NYNEX, Mr. Berger held senior management positions with several leading companies in the personal computer retailing industry.

Kevin M. Finn serves as our Chief Compliance Officer and as a Manager. Mr. Finn joined NTI in 1995 where he was formerly Senior Vice President, Special Projects. From 1992 until 1995, Mr. Finn served as President of Marin-Finn Industries, Inc. Prior to that, he served as Vice President and General Manager of Densitron Technology plc., and from 1986 to 1988, Mr. Finn was Executive Vice President of Omninet Inc. Mr. Finn was a Vice President of Sony Corporation of America and General Manager of its Component Products Division from 1983 to 1987.

Mark Kelley serves as the Chief Division Officer of NextWave Broadband’s Advanced Technology Group. Mr. Kelley has more than 25 years experience in engineering, communication systems planning and analysis. Prior to joining NextWave in 2005, Mr. Kelley was Chief Technical Officer of Leap Wireless. Formerly, he served as Vice President of Wireless System Design for QUALCOMM, where he was responsible for all wireless infrastructure system design activities, including radio and fixed network system planning, project engineering and the development of QUALCOMM’s commercial CDMA network planning software product. As a Director of Planning for Wireless Design Firm LLC, Mr. Kelley led the design of the world’s first GSM system in Germany. Earlier in his career, Mr. Kelley developed custom ASICs at Hughes Microelectronics. Mr. Kelley holds a Bachelor of Science degree in Electrical Engineering from San Diego State University.

Richard Kornfeld serves as our Chief Strategy Officer. Before joining us, Mr. Kornfeld was the CEO of Staccato Communications, Inc.  Prior to this, Mr. Kornfeld was the Vice President and General Manager of Texas Instruments’ Wireless Center responsible for the Wireless Chipset Business.  He joined Texas Instruments through the acquisition of Dot Wireless, Inc., which he co-founded and served as the Chairman, CEO and President. Prior to founding Dot Wireless, Mr. Kornfeld had been a founding member of NTI, where he was the Senior Vice President and General Manager of the Consumer Products division. Previously, Mr. Kornfeld was Vice President of Engineering at QUALCOMM, Inc. During his 10-year tenure, he helped QUALCOMM grow from a 20-person startup to a world leader in telecommunications, currently employing more than 7,000 people.  Prior to QUALCOMM, Mr. Kornfeld held various technical positions at M/A-Com Linkabit. Mr. Kornfeld is a graduate from the School of Engineering, University of California.

Jim Madsen serves as our Chief Business Development Officer. Formerly, Mr. Madsen held several executive management positions at NTI which he co-founded in 1995. From 1989 to 1995, at QUALCOMM, Mr. Madsen headed CDMA Business Development where he led the company’s PCS business development, marketing and sales initiatives, and also served as Director of Marketing for OmniTRACS’ satellite data communications business and was responsible for worldwide VLSI components business development and marketing. Mr. Madsen earned his S.B. in mechanical engineering from the Massachusetts Institute of Technology and his M.B.A. from Stanford University.

David B. Needham is the President of NextWave Broadband’s Network Solutions Group. He was formerly the Chief Operating Officer for NTI and has been with NextWave since 1996. Prior to joining NextWave, Mr. Needham served as President and Chief Operating Officer of GE Capital-ResCom. From 1992 to 1994, Mr. Needham served as President of MetroCel Cellular Telephone Company, a joint-venture cellular telecommunications company owned by AT&T Wireless and Airtouch Communications serving the Dallas-Fort Worth area. While at MetroCel, Mr. Needham led the development and commercial launch of Voice Touch, the wireless industry’s first voice-activated switch product, and MetroCel Connect, one of the first wireless direction and information services. From 1989 to 1991, Mr. Needham served as District General Manager for the California Valley and Nevada cellular operations of McCaw Cellular Communications. Mr. Needham earned a Bachelor of Arts degree from Harvard University.

R. Andrew Salony is our Chief Administrative Officer and is responsible for Corporate Planning, Administration and Human Resources. Since joining NTI in 1996, Mr. Salony has served in numerous executive management roles, including Senior Vice President of Marketing, Strategy, Business Development and Human Resources. Prior to his tenure at NextWave, Mr. Salony was a Senior Partner and Managing Director of the wireless division at Warren, Morris and Madison Ltd., a leading boutique executive search firm specializing in telecommunications and entertainment. He began his wireless telecommunications career in 1982 with Communication Industries, where he held executive positions in sales, marketing and general management in the company’s cellular and paging operations. Mr. Salony remained with the company—which was sold to US West in 1986—until 1993, serving as General Manager of the Southern California Region.

Kenneth Stanwood serves as President and Chief Executive Officer of CYGNUS Communications. He was previously CTO of Ensemble Communications which produced LMDS equipment and provided key technology to 802.16 and WiMAX. As a representative of Ensemble, he was one of the founders of the WiMAX Forum and served on its board of directors. Ken is vice-chair of IEEE 802.16 and has been involved with 802.16 and ETSI BRAN for over 5 years. He was a primary designer of the 802.16 MAC layer. He holds 13 patents and numerous patent applications, all related to broadband wireless access. He received his MS degree from Stanford University.

Lindsay A. (Butch) Weaver, Jr. serves as Executive Vice President and Fellow. Mr. Weaver joined QUALCOMM in January 1986. Immediately prior to joining NextWave, Butch Weaver served as Executive Vice President - Engineering of QUALCOMM and one of five QUALCOMM Fellows. Over the last twenty years, his responsibilities at QUALCOMM included leading the development of the OmniTRACS system, leading the development of the CDMA-based wireless technology, and co-leading the overall Engineering Department. Prior to joining QUALCOMM, Mr. Weaver held positions of Engineer through Assistant Vice President at Linkabit. While at Linkabit, he led many developments including the VideoCipher system that enabled the first retail satellite TV distribution in the U.S. He holds over 50 U.S. Patents in areas ranging from CDMA cellular system design to digital frequency synthesizers. Mr. Weaver graduated from MIT with his Bachelors and Masters Degrees in Electrical Engineering and Computer Science.

Douglas F. Manchester has served on our Board of Managers since our inception. He is also chairman of Manchester Financial Group, LP. Douglas Manchester (Papa Doug) is one of San Diego’s leading private developers.

Jack Rosen has served on our Board of Managers since our inception. Mr. Rosen is chief executive of several commercial and residential real estate firms and the current Chairman of the American Jewish Congress. In addition, Mr. Rosen oversees a wide array of healthcare, cosmetic and telecommunications business ventures throughout the US, Europe and Asia. Active in international government and political affairs, Mr. Rosen has participated in numerous commissions and councils for President Bush and former President Clinton. Mr. Rosen is currently a member of the Council on Foreign Relations and the U.S.-Israel Bi-National Commission on Housing and Community Development.

Robert T. Symington has served on our Board of Managers since our inception. Mr. Symington is a Portfolio Manager at Avenue Capital Group. Mr. Symington, through his prior management positions at M.D. Sass and Resurgence Asset Management, was an early investor in NTI. He earned his Bachelor of Arts in English Literature from Dickinson College and his M.B.A. in Finance and Accounting from Cornell University’s Johnson Graduate School of Management.

William H. Webster has served on our Board of Managers since our inception. Judge Webster is a consulting partner in Milbank, Tweed, Hadley & McCloy LLP’s Washington office, where he specializes in arbitration, mediation and internal investigation. Prior to joining Milbank in 1991, Judge Webster began a long and illustrious career in public service. Judge Webster was U.S. Attorney for the Eastern District of Missouri, then a member of the Missouri Board of Law Examiners. In 1970, he was appointed a judge of the U.S. District Court for the Eastern District of Missouri, and then elevated to the U.S. Court of Appeals for the Eighth Circuit. Judge Webster resigned the judgeship to head the Federal Bureau of Investigation. In 1987, he was sworn in as Director of the Central Intelligence Agency. He led the CIA until his retirement from public office in 1991. Judge Webster has received numerous awards for public service and law enforcement and holds honorary degrees from several colleges and universities. Judge Webster currently serves as Vice Chairman of the Homeland Security Advisory Council.

Family Relationships

There are no family relationships between or among any of our managers and executive officers.

Committees of the Board of Managers

Our board of managers has three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee.

The primary purpose of the audit committee is to:

•	assist the board’s oversight of:

• the integrity of our financial statements;

• our compliance with legal and regulatory requirements;

• the application of our codes of conduct and ethics as established by the board of directors;

•
our independent auditors’ qualifications, engagement, compensation and performance, their conduct of the annual audit of our financial statements, and their engagement to provide any other services; and

• the performance of our system of internal controls;

•	prepare the report required to be prepared by the committee pursuant to SEC rules; and

•	maintain and oversee procedures for addressing complaints about accounting matters.

Messrs. Manchester, Symington and Webster serve on the audit committee. Mr. Manchester serves as chairman of the audit committee. Mr. Symington qualifies as an independent “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. In accordance with the rules of Nasdaq and the relevant federal securities laws and regulations, each member of our audit committee is independent within the meaning of such rules.

The primary purpose of the nominating and corporate governance committee is to:

•	identify and to recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

•	review corporate governance on a regular basis;

•	review and recommend changes to the size of the Board;

•	review the manner in which conflicts of interest are addressed; and

•	recommend to the Board any changes in director compensation.

Messrs. Manchester, Rosen and Webster serve on the nominating and corporate governance committee. Mr. Webster serves as the chairman of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is independent within the meaning of the rules of Nasdaq and the relevant federal securities laws and regulations.

The primary purpose of the compensation committee is to:

•	review CEO and other executive officer compensation at least annually;

•	review and approve any annual performance objectives;

•	review and recommend to the Board equity based plans and review all grants under such plans;

•	review any employee retirement or other benefit plans and recommend any desired changes to the Board; and

•	prepare the annual report on compensation to be included in the proxy statement.

Messrs. Manchester, Symington and Webster serve on the compensation committee. Mr. Symington serves as chairman of the compensation committee. Each member of the compensation committee is independent within the meaning of the rules of Nasdaq and the relevant federal securities laws and regulations.

ITEM 6.	EXECUTIVE COMPENSATION

The following table presents information regarding compensation paid by us from inception (April 13, 2005) during the fiscal year ended December 31, 2005 to our Chief Executive Officer and each of our other six most highly compensated executive officers during our most recently completed fiscal year. These executives, together with Allen Salmasi, are referred to as the “named executive officers” elsewhere in this registration statement.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options/SARs (#)
Allen Salmasi, Chief Executive Officer	2005	399,577	--	--	2,500,000

Frank A. Cassou, Chief Legal Counsel	2005	274,095	--	--	2,000,000

George C. Alex, Chief Financial Officer	2005	193,008	--	--	1,500,000

R. Andrew Salony, Chief Administration Officer	2005	188,237	--	26,281	1,500,000

Roy D. Berger, Chief Marketing Officer	2005	186,287	--	--	1,500,000

Jim Madsen, Chief Business Development Officer	2005	186,287	--	--	1,500,000

David B. Needham, Chief Division Officer	2005	186,287	--	26,048	1,500,000

(1) Amounts shown in this column represent housing and car allowances paid to the named executive officers in connection with temporary relocations.

Stock Option Grants in Fiscal 2005

The following table sets forth information regarding stock options granted for the named executive officers during the fiscal year ended December 31, 2005.

Individual Grants
Name	Number of Securities Underlying Options/SARs Granted (#) (1)	% of Total Options/SARs Granted to Employees in Fiscal 2005	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (2)
Allen Salmasi	2,500,000	6.9	$1.00	4/12/15	259.500
Frank A. Cassou	2,000,000	5.5	$1.00	4/12/15	207,600
George C. Alex	1,500,000	4.1	$1.00	4/12/15	155,700
R. Andrew Salony	1,500,000	4.1	$1.00	4/12/15	155,700
Roy D. Berger	1,500,000	4.1	$1.00	4/12/15	155,700
Jim Madsen	1,500,000	4.1	$1.00	4/12/15	155,700
David B. Needham	1,500,000	4.1	$1.00	4/12/15	155,700

(1)
The options granted to the named executive officers vest in equal monthly installments over four years, with the first monthly vesting occurring May 13, 2005. The options will fully vest on April 13, 2009. In the event of certain changes in control, including in the event we are acquired by merger or asset sale, each option will vest and become exercisable unless the option is assumed or replaced by the acquiring entity. The options are exercisable only by the named executive officers during their lifetime, or by the person to whom their rights pass by will or the laws of descent and distribution. The options are exercisable to purchase shares of NextWave restricted stock, which are subject to forfeiture prior to their vesting.

(2)
Based on the grant date present value of $0.1038 per option share which was derived using the Black-Scholes option model, which is not intended to forecast future appreciation of our common share price. The Black-Scholes model was used with the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 3.71%; and expected lives of 2.9 years.

Option Exercises in 2005 and Year-End Option Values

The following table sets forth the number of shares of common stock subject to stock options and/or SARs and the value of such options held by each of our named executive officers as of December 31, 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year
and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#):		Value of Unexercised In-the-Money Options/SARs at FY-End ($):
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Allen Salmasi,	-	-	416,667	2,083,333	-	-
Frank A. Cassou,	-	-	333,334	1,666,666	-	-
George C. Alex,	-	-	250,000	1,250,000	-	-
R. Andrew Salony	-	-	250,000	1,250,000	-	-
Roy D. Berger,	-	-	250,000	1,250,000	-	-
Jim Madsen	-	-	250,000	1,250,000	-	-
David B. Needham	-	-	250,000	1,250,000	-	-

Equity Incentive Plans

2005 Units Plan

Purpose

The NextWave Wireless LLC 2005 Units Plan (the “Plan”) is intended to promote the interests of our company by encouraging our officers, employees, non-employee managers and consultants by providing them with opportunities to acquire or increase their equity interests and to develop a sense of proprietorship in our development and financial success.

Shares Available

The Plan makes available for Awards an aggregate of 75,000,000 LLC interests, subject to certain adjustments. If an Award is cancelled, expires, reacquired by the Company pursuant to any forfeit or otherwise terminated, in whole or in part, any rights to acquire the shares allocable to the unexercised or unvested portion of such Award will again be available for the purposes of the Plan. If a participant pays for any Award through the delivery of previously acquired shares, the number of shares available shall be increased by the number of shares delivered by the participant. Any shares delivered pursuant to an Award may only be authorized and unissued shares and, unless permitted under Delaware law, may not be treasury shares. No fractional shares shall be issued under the Plan.

Eligibility for Participation

Employees, directors and consultants to us or any of our affiliates are eligible to participate in the Plan. The selection of participants is within the sole discretion of our Compensation Committee.

Administration

The Plan is administered by the Compensation Committee. Grants of Awards to members of the Compensation Committee must be ratified by the board of directors. The Compensation Committee has full power and authority under the plan to: (i) designate participants; (ii) determine the type of Awards to be granted to a participant; (iii) determine the number of shares to be covered by in connection with an Award; (iv) determine the terms and conditions of any Award; (v) determine under what circumstances Awards may be settled, exercised, canceled or forfeited; (vi) determine whether other amounts payable with respect to an Award should be deferred either automatically, at the election of the holder or of the Compensation Committee; (vii) interpret and administer the Plan; (viii) establish or waive such rules and regulations and appoint agents for the proper administration of the Plan; and (ix) make any other determination and take any other action it deems necessary or desirable for the administration of the Plan.

Types of Awards

The Plan provides for the grant of any or all of the following types of benefits: (1) options, including nonqualified stock options; (2) restricted shares; (3) performance awards; (4) bonus shares; (5) phantom shares; and (6) other share-based awards (collectively, “Awards”). Awards may be granted singly or in combination as determined by the Compensation Committee. As of the date of this registration statement, the Compensation Committee has only granted options to purchase common stock under the Plan and has not utilized any other form of equity-based grant.

Under the Plan, the Compensation Committee may grant Awards in the form of options to purchase shares of common stock, which may be nonqualified options. The Compensation Committee has discretion to determine the participants and number of shares subject to the option, the time and method of the option’s exercise, and the exercise price per share subject to the option; however, the exercise price shall not be less than 100% of the “Fair Market Value” of a share of common stock on the date the option is granted. For purposes of the Plan, “Fair Market Value” means the closing sale price of a share of common stock on the applicable date (or on the last preceding trading date if the shares were not traded on such date) as reported in The Wall Street Journal, or other reporting service approved by the Compensation Committee. If our common stock is not publicly tradable at the time a determination of its Fair Market Value is required to be made, Fair Market Value shall be determined in good faith by the Compensation Committee.

The Plan also authorizes the Compensation Committee to grant restricted shares. A restricted share is a common stock award prior to the lapse of restriction thereon, which shall not be less than three years. Expect as otherwise determined by the Compensation Committee or the terms of the award that created the restricted share, if a participant’s employment is terminated during the applicable restricted period, all restricted shares will be forfeited by the participant and reacquired by the company. Once the applicable restrictions have lapsed or otherwise been satisfied, the Compensation Committee shall promptly issue the holder of the restricted shares unrestricted shares.

The Compensation Committee has the authority to grant performance awards, which are denominated as a cash amount, upon the achievement of certain performance objectives as the Committee shall establish with respect to the award. The Compensation Committee may determine the performance objectives to be achieved, the length of any performance period, the amount of any performance award and the amount of any payment or transfer to be made pursuant to the award. Performance awards can be payable in cash and/or in shares of common stock.

The Compensation Committee is authorized to grant bonus shares to participants, constituting a transfer of an unrestricted share of common stock as additional compensation to the participant for services to the company. Bonus shares are distributed in lieu of a cash bonus that would otherwise be granted.

The Compensation Committee is also authorized to grant awards of phantom stock. Phantom shares that are vested on the date of grant are distributed in lieu of a cash bonus that otherwise would have been granted. Each phantom share award constitutes an agreement by us and the participant to issue or transfer a specified number of shares or to pay an amount of cash equal to a specified number of shares, or a combination, subject to any restricted period fulfillment or any other period set by the Compensation Committee. During the restricted period, the participant does not have any right to vote or right of ownership in the phantom shares. A phantom share award may provide that an amount equal to a any distribution made during the restricted period be credited to an account.

The Compensation Committee may, in its discretion grant other equity-based awards.

Other Terms of Awards

Subject to the terms of the Plan and any applicable Award agreement, any grant of Awards by us may be in any form the Compensation Committee shall determine. The Plan provides that Awards shall not be transferable other than by will and the laws of descent and distribution. An option Award is transferable pursuant to a domestic relations order. No Award or right under an Award may be assigned, alienated, pledged, attached, sold or otherwise transferred by a participant, and any such attempted transfer is void and unenforceable. The Compensation Committee has discretion to permit an Award of options to be transferred to immediate family members or related family trusts.

No Award shall be granted under the Plan more than ten years after the date it is granted. All certificates for shares delivered under the Plan pursuant to an Award are subject to stop transfer orders and other restrictions that the Compensation Committee deems advisable under the Plan or the rules and regulations of the SEC, and the Compensation Committee may require a legend to be put on such certificates to make appropriate reference to such restrictions.

No shares may be delivered until payment in full is paid pursuant to the Plan or the applicable Award agreement.

Notwithstanding any other provision of the Plan to the contrary, any Award granted under the Plan contains will contain terms that (i) are designed to avoid application of Section 409A of the Internal Revenue Code or (ii) are designed to avoid adverse tax consequences under Section 409A of the Internal Revenue Code.

Amendments and Termination

The Plan may be amended or terminated by our board of directors or the Compensation Committee without the consent of any shareholder or participant, unless such consent is required by law or by the exchange or market on which the shares are listed. The Compensation Committee may waive any conditions or rights under any Award granted. The Compensation Committee is authorized to make adjustments in the terms and conditions of Awards pursuant to unusual events affecting us or our affiliates or our financial statements, or of changes in applicable laws or accounting principles whenever the Compensation Committee determines that adjustments are appropriate to prevent dilution or enlargement of the benefits intended to be made available under the Plan.

Change of Control

If the shares subject to the Plan are changed without the receipt of consideration by us, the Plan and outstanding Awards will be adjusted in the class(es) and maximum number of shares subject to the Plan. In the event of a change in control, if we do not survive as an independent entity, the surviving entity will assume the Awards outstanding under the Plan or substitute similar awards. If we continue as an independent entity or organization, the Awards will continue in full force and effect. Upon a change of control, all Awards will become fully vested immediately prior to such event.

Term of the Plan

The Plan will expire on the tenth anniversary of the date of its adoption unless it is terminated earlier. Any award granted prior to such expiration or termination will extend beyond such expiration or termination date.

CYGNUS 2004 Stock Option Plan

Purpose

CYGNUS Communications, Inc.’s 2004 Stock Option Plan (the “CYGNUS Plan”) is intended to provide a means by which employees, directors and consultants of CYGNUS are given an opportunity to own its common stock, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for CYGNUS’s success.

Shares Available

The CYGNUS Plan makes available an aggregate of 9,966,501 shares of common stock of CYGNUS that may be sold pursuant to an exercise of options. When a stock award expires or is terminated before it is exercised, it is forfeited back to the CYGNUS Plan. To the extent that the aggregate Fair Market Value (as defined below) of the common stock, determined at the time of grant, with respect to which incentive stock options are exercisable for the first time by any option holder exceeds $100,000, the options or portions above $100,000 will be treated as nonstatutory stock options. Upon the effectiveness of this registration statement, and our listing on The Nasdaq National Market, the CYGNUS options will be converted into options to purchase shares of our common stock using a ratio of 0.30584 per share of our common stock for each CYGNUS share, subject to adjustments for stock splits and similar events. Following such conversion, the terms of awards under the CYGNUS Plan will continue to be governed by the terms of that plan.

Administration

The CYGNUS Plan is administered by CYGNUS’s board of directors, unless and until its board delegates administration to a committee. The CYGNUS board has the power to select the eligible persons to whom options will be made, determine when and how each option is granted, the type of option, the provisions of each grant and the amount of shares for which an option will be granted to each person. CYGNUS’s board also has the power to construe and interpret the CYGNUS Plan, place restrictions on the sale or disposition of the options shares and to establish, amend and revoke rules and regulations for its administration and to make it fully effective.

Eligibility for Participation

The CYGNUS Plan permits its board to grant incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. A written option agreement specifies the capacity for option grants in the event one is both an employee and a director or a director and consultant.

Types of Benefits

Under the CYGNUS Plan, the CYGNUS board grants options through a written option agreement. No option may be exercisable after the expiration of ten years from the date it was granted. The exercise price per share of an incentive stock option shall not be less than 100% of the “Fair Market Value” of the CYGNUS common stock subject to the option on the date the option is granted. For purposes of the CYGNUS Plan, “Fair Market Value” means the amount determined in good faith by CYGNUS’s board as the fair market value of the common stock. The CYGNUS board has discretion to determine the consideration to be paid for the options and an option agreement may allow for a delay in payment and payment in whole or in part through cash or any other method of cashless exercise. The CYGNUS board may require an option holder to provide written assurance of securities law compliance. The CYGNUS Plan also provides for the exercise of options upon termination of employment or consulting relationship.

Other Provisions

CYGNUS must keep available at all times the number of shares of its common stock required to satisfy the outstanding options during their terms. CYGNUS will use its reasonable efforts to comply with each regulatory commission or agency that has jurisdiction over the option plan, provided that this undertaking shall not require CYGNUS to register the CYGNUS Plan or any option under the Securities Act.

If any change is made to the common stock subject to the CYGNUS Plan without CYGNUS receiving consideration, the plan and all outstanding options will be appropriately adjusted in the class and maximum amount of shares. Upon an asset sale, merger, consolidation or reverse merger, the surviving entity must either assume or substitute the options. In the event the surviving entity does not assume or substitute these outstanding options, then the vesting of outstanding options will accelerate prior to the event.

Each year, CYGNUS will provide to each option holder a copy of the annual financial report prepared by its independent certified public accountant.

CYGNUS’s board may amend the CYGNUS Plan. If the CYGNUS board seeks an amendment which will increase the number of shares reserved for options under the CYGNUS Plan or modify the requirements as to eligibility for participation, the board must obtain the approval of CYGNUS’s shareholders within twelve months before or after the adoption of the amendment. The CYGNUS board may also suspend or terminate the CYGNUS Plan at anytime, provided consent is obtained from the option holder if the rights and obligations under any option are altered or impaired by its suspension. Unless sooner terminated, the CYGNUS Plan will terminate on August 15, 2014.

Director Compensation

Each of our non-employee directors receives compensation in the amount of $2,000 for each meeting of the board of directors he attends in person and $1,000 for each meeting he attends by telephone. Each non-employee director also receives $1,000 for each committee meeting he attends in person and $750 for each committee meeting he attends by telephone. The outside directors are also reimbursed for expenses incurred in attending any board or committee meetings. In 2005, we granted each of our outside directors 200,000 options to purchase shares of our LLC interests as additional compensation for service on the board and, to the extent applicable, 50,000 options in consideration for service provided to each committee of the board. The exercise price per interests for these options, which were granted under our 2005 Units Plan, is the fair market value of a unit on the date of grant. The options vest in equal monthly installments over two years and have a term of 10 years measured from the vesting commencement date.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is comprised of Messrs. Manchester, Symington and Webster. None of the members of our compensation committee have at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Mr. Symington was appointed to the compensation committee on April 27, 2006, replacing Mr. Salmasi, who resigned in connection with the Company’s registration of its securities under this registration statement. From our inception on April 13, 2005 to April 27, 2006, Allen Salmasi, our Chairman and Chief Executive Officer, was a member of the compensation committee.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 18, 2005, NextWave issued options to purchase 500,000 LLC interests to Manchester Financial Group LP ("Manchester Financial") as consideration for services rendered in connection with the NextWave's acquisition of certain licensed spectrum leases. The options have a one year term and an exercise price of $1.00 per interest. Douglas (Papa Doug) Manchester, a member of our Board of Directors, is the controlling shareholder of the general partner of Manchester Financial.

Code of Business Conduct and Ethics

Our board of managers has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The same Code of Business Conduct and Ethics will be adopted by NextWave Wireless Inc. upon the corporate conversion merger. A copy of our Code of Business Conduct and Ethics will be available on our website at www.nextwave.com. We will also provide a copy of our Code of Business Conduct and Ethics, without charge, to any stockholder who so requests in writing.

ITEM 8.	LEGAL PROCEEDINGS

Proceedings Under Chapter 11 of the Bankruptcy Code

On June 8, 1998, NextWave Personal Communications Inc., NextWave Power Partners Inc., NextWave Partners Inc. and Old NextWave Wireless, all direct and indirect wholly-owned subsidiaries of NextWave Telecom Inc., filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On December 23, 1998, NextWave Telecom Inc. filed its voluntary petition, in order to implement an overall corporate restructuring. On March 1, 2005, the Bankruptcy Court confirmed the Third Joint Plan of Reorganization dated January 21, 2005. The cornerstone of the Plan of Reorganization was the sale of NextWave Telecom and its subsidiaries, excluding Old NextWave Wireless, to Verizon Wireless for approximately $3.0 billion. Pursuant to the Plan of Reorganization, on April 13, 2005, all non-PCS assets and liabilities of the NextWave Telecom group were contributed to Old NextWave Wireless, and Old NextWave Wireless was capitalized with $550 million in cash. Through this process, Old NextWave Wireless was reconstituted as a company with a new capitalization and a new wireless technology business plan. All claims made in connection with the Chapter 11 case have been resolved except for Finney v. NextWave, which is described below. See “Item 1. Business-Our History”

Finney v. NextWave

United States ex rel. Finney v. NextWave Telecom Inc. is a qui tam action filed in federal court in the Southern District of New York, with a corresponding administrative claim in bankruptcy court. Finney (the relator) alleges principally that NextWave Telecom and other defendants, including NextWave Wireless, failed to disclose the existence of a federal statute - the Federal Credit Reform Act - to various agencies of the federal government and to the federal courts. She asserts that decisions issued by the bankruptcy court, the U.S. Court of Appeals for the D.C. Circuit, and the Supreme Court of the United States in connection with the NextWave Telecom group’s reorganization efforts were all flawed because they overlooked the relevance of that statute. She alleges that NextWave Telecom and the other defendants should be held liable because it failed to bring the statute to the attention of these government agencies and courts and seeks damages of more than $9 billion.

The defendants filed a motion to dismiss on numerous grounds, including that the government was well aware of the existence of the Act, that it is not a false claim to fail to inform the government of the existence of a federal statute, that Finney’s claim was effectively a collateral challenge to the decisions of the bankruptcy court and the Supreme Court, and that the action is barred by virtue of the global settlement with the FCC and the consummation of the Verizon Wireless acquisition and the bankruptcy reorganization.

On February 24, 2006, the district court issued an order adopting the defendants’ principal arguments and proposing to dismiss the complaint in its entirety. Prior to dismissing, the district court asked the United States for its consent, and, on March 2, 2006, the United States consented to dismissal. On April 21, 2006, the District Court ruled that defendants were entitled to an award of legal fees. The court has referred the matter to a Magistrate to fix the amount of the fee award.

Finney has now filed a notice of appeal to the United States Court of Appeals for the Second Circuit. We expect to join with the other defendants to promptly file a motion to have the appeal dismissed or the decision below affirmed. We believe that the claims made by Finney are meritless and in fact frivolous and expect that we will prevail on appeal.

Other Litigation

We are currently a party to various other legal proceedings that arise in the ordinary course of our business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or overall trends in results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. For example, we are currently engaged in two separate disputes relating to leases of EBS spectrum covering approximately 1 million POPs in the Toms River, New Jersey geographic area. In each case, the lessor has claimed that we are in breach of the terms of the lease and, in one case, has claimed that the lease has been terminated. We believe that these claims are without merit, and, in any event, any adverse resolution would not have a material adverse effect on our business, results of operations or financial condition.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Holders

As of June 15, 2006, we had approximately 1,391 record holders of our LLC interests. This number does not include the number of persons whose LLC interests are held in nominee or in “street name” accounts through brokers. As of such date, 490,541,783 LLC interests were issued and outstanding. An additional 3,000,000 and 57,368,530 LLC interests were subject to outstanding warrants and options, respectively. In addition, following our corporate conversion, shares of our common stock may become issuable pursuant to the CYGNUS Plan and the PacketVideo Corporation 2005 Equity Incentive Plan.

Dividends

We have never paid any cash dividends on our equity securities. We anticipate that we will retain earnings, if any, to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our equity securities for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results, capital requirements and whatever other factors that our Board of Directors may deem relevant.

Shares Eligible for Future Sale

Of the 490,541,783 LLC interests outstanding as of June 15, 2006, an aggregate of 488,672,267 LLC interests are freely tradable without restriction in the public market unless the shares are held by “affiliates,” as that term is defined in Rule 144(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”). For purposes of Rule 144, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. The freely tradable LLC interests were issued in connection with the plan of reorganization of the NextWave Telecom group (such LLC interests having been issued in a transaction exempt from registration under Section 1145 of the Bankruptcy Code.

The remaining shares of LLC interests outstanding are “restricted securities” under the Securities Act of 1933 and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale and other limitations of Rule 144, as applicable.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding LLC interests; or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A stockholder who is deemed not to have been an “affiliate” of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Interests Issued Pursuant to the Plan of Reorganization

On June 27, 2005, pursuant to our plan of reorganization, which we refer to as the Plan, we issued an aggregate of 488,672,267 LLC interests of NextWave (the “LLC Interests”) with a stated value of $1.00 per LLC Interest. We received no cash consideration for the issuance of the LLC Interests. The LLC Interests were issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 1145(a) of the Bankruptcy Code.

Warrants Issued to Station 4, LLC

On September 1, 2005, we issued a warrant to purchase up to 3,000,000 LLC Interests to Station 4, LLC, a private advisory company, as partial consideration for services to be provided to the Company under a three-year advisory services agreement. The warrants have an exercise price of $1.00 per LLC Interest. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Securities Issued Pursuant to Our 2005 Units Plan

Between April 13, 2005 and June 15, 2006, we granted options to purchase an aggregate of 56,846,030 LLC Interests to certain employees, managers and consultants under the NextWave Wireless LLC 2005 Units Plan at an exercise price of $1.00 per LLC Interest. The options were issued pursuant to an exemption from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefit plans and contracts relating to compensation.

Interests Issued Pursuant to Our Acquisition of CYGNUS Communications Inc.

In January 2006, pursuant to the merger between one of our wholly owned subsidiaries and CYGNUS Communications Inc., a closely-held Delaware corporation (“CYGNUS”), we issued 939,094 LLC Interests in exchange for all the issued and outstanding shares of CYGNUS. In addition, in connection with the merger, we acquired all the issued and outstanding shares held by third-party investors of CYGNUS Acquisition Co., a Nova Scotia unlimited liability company and subsidiary of CYGNUS. As consideration for the CYGNUS Acquisition Co. shares, we issued an aggregate of 1,070,403 LLC Interests. The LLC Interests were sold pursuant to an exemption from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Options Issued to Manchester Financial Group LP

On July 18, 2005, we issued options to purchase 500,000 of our LLC interests to Manchester Financial as consideration for services rendered in connection with our acquisition of certain licensed spectrum leases. The options have a one year term and an exercise price of $1.00 per LLC interest. Douglas (Papa Doug) Manchester, a member of our board of managers, is the controlling shareholder of the general partner of Manchester Financial. The options were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

To enable our planned listing on The Nasdaq National Market, our board of managers and a majority in interest of our members has approved the conversion of the Company from a Delaware limited liability company to a Delaware corporation. The corporate conversion will be effected through the merger of the Company with the subsidiary of a newly-formed Delaware corporation to be named NextWave Wireless Inc. We expect to effectuate the corporate conversion merger immediately prior to our planned listing on Nasdaq. In the merger, our equity holders will receive a number of shares of common stock of NextWave Wireless Inc. based on an exchange ratio to be determined by our Board of Managers. Each holder of our limited liability interests will own the same percentage of the outstanding equity of the Company before and immediately after giving effect to the corporate conversion merger. In addition, NextWave Wireless Inc. will assume the Company’s obligations under all stock option plans of the Company and its subsidiaries. NextWave Wireless Inc. will file a registration statement on Form S-4 to register the issuance of its shares of common stock in the corporate conversion merger.

General

As of June 15, 2006, there were 490,541,783 LLC interests outstanding held by approximately 1,391 holders of record. The number of shares of common stock outstanding after giving effect to our corporate conversion will depend on the reverse split ratio to be determined by our board of managers. After our corporate conversion merger, the authorized capital stock of NextWave Wireless Inc. will consist of 400,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.001 per share.  Our LLC interests are, and the outstanding shares of our common stock will be, fully paid and non-assessable. As of June 15, 2006, there were 59,468,530 LLC interests subject to issuance upon the exercise of options and warrants. In addition, following the corporate conversion merger, shares of NextWave Wireless Inc. common stock may become issuable pursuant to the CYGNUS Plan and the PacketVideo Corporation 2005 Equity Incentive Plan (the “PacketVideo Plan”). See “Subsidiary Option Plans” below.

A description of our LLC interests and the common stock of NextWave Wireless Inc. appears below.

LLC Interests

Distributions. Distributions to interest holders will be apportioned among them in proportion of their ownership of interests. Distributions may not be made selectively to one interest holder or to a group of interest holders. We do not intend to pay any cash distributions to our interest holders for the foreseeable future; we intend to retain any earnings to finance the development and expansion of our business. Payment of any future distributions on our interests will depend upon our earnings and capital requirements and any other factors our Board of Managers considers appropriate.

Voting Rights. Each interest holder is entitled to one vote per interest owned. Investors may vote their interests in person or by proxy on all matters coming before a interest holder vote. Interest holders do not have cumulative voting or pre-emptive rights. Our limited liability company agreement may be amended by the written consent of the corporate governance committee of the Board of Managers and the consent of the holders of a majority of the interests. However, the corporate governance committee may amend our limited liability company agreement without the consent of the holders of a majority of the interests to cure any ambiguity or to correct any inconsistent or incomplete provisions.

Dissolution. Voluntary dissolution of our company may be effected by either (i) the approval of a majority of the Board of Managers and (ii) the entry of a decree of judicial dissolution. After paying all liabilities due to our creditors and establishing reserves to provide for any contingent liabilities that may arise, a final allocation of all of our remaining assets will be made to interest holders in accordance with their percentage ownership.

Transfer Restrictions. An investor’s ability to transfer our membership interests is restricted by federal and state securities laws. The interests are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our limited liability company agreement restricts the transfer of interests. Investors may not transfer their interests if such transfer would:

•	subject us to the reporting requirements of the Securities and Exchange Act of 1934;

•	cause us to lose our status as a partnership for U.S. federal income tax purposes; or

•	cause us to be classified as a “publicly traded partnership” within the meaning of Section 7704 of the United States Internal Revenue Code of 1986.

Subject to the requirements above, a holder of our membership interests may transfer his, her or its interests in each of the following cases:

•	As part of a public sale of our securities; or

•
To an affiliate of the holder (including (i) any partner or member of the holder, (ii) any person controlling, controlled or under common control with such holder, (iii) any spouse, child, grandchild, parent, grandparent or sibling or (iv) a trust or other entity for such holder’s benefit); provided the transferee holds such interests in the same manner as transferor and such transferee executes a joinder agreement.

The restrictions on transfer contained in our limited liability company agreement will terminate upon the earlier to occur of (i) the closing of an underwritten public offering pursuant to an effective registration statement, (ii) the closing of a merger or similar transaction whereby those persons who own 100% of our membership interests immediately prior to such transaction do not hold more than 50% of the voting power after giving effect to such transaction, or (iii) the closing of a sale of all or substantially all of our and our subsidiaries’ assets, taken as a whole, in a transaction or series of related transactions.

Common Stock

Dividend Rights. Holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion or Redemption Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

Comparison of Rights of Interest Holders and Stockholders

General

The rights of our interest holders are governed by the Limited Liability Company Act of the State of Delaware and our limited liability company agreement. On completion of the corporate conversion merger, the rights of NextWave Wireless Inc. stockholders will be governed by the General Corporation Law of the State of Delaware and the certificate of incorporation and by-laws of NextWave Wireless Inc. The following is a summary of the material differences between the current rights of our interest holders and those of the future stockholders of the NextWave Wireless Inc. For a discussion of the material tax consequences of the corporate conversion merger, see “Business-Corporate Conversion Merger.”

The following summary of the material differences between our limited liability company agreement and the NextWave Wireless Inc. certificate of incorporation and bylaws may not contain all the information that is important to you. To review all provisions and differences of such documents in full detail, please read the full text of these documents, the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware. Copies of our limited liability company agreement and NextWave Wireless Inc.’s certificate of incorporation and bylaws are filed as exhibits to this registration statement.

Summary Comparison of Terms of LLC Units of NextWave Wireless LLC
and Shares of NextWave Wireless Inc. Common Stock

LLC Interests	Shares
Liquidity and Marketability
Our limited liability company agreement prohibits the transfer of interests if such transfer would:

•   subject us to the reporting requirements of the Securities and Exchange Act of 1934;
•   cause us to lose our status as a partnership for U.S. federal income tax purposes; or
•   cause us to be classified as a “publicly traded partnership” within the meaning of Section 7704 of the United States Internal Revenue Code of 1986.

Subject to the requirements above, a holder of our LLC interests may transfer his, her or its interests in each of the following cases:

•   As part of a public sale of our securities; or
•         To an affiliate of the holder (including (i) any partner or member of the holder, (ii) any person controlling, controlled or under common control with such holder, (iii) any spouse, child, grandchild, parent, grandparent or sibling or (iv) a trust or other entity for such holder’s benefit); provided the transferee holds such interests in the same manner as transferor and such transferee executes a joinder agreement.

The restrictions on transfer contained in our limited liability company agreement will terminate upon the earlier to occur of (i) the closing of an underwritten public offering pursuant to an effective registration statement, (ii) the closing of a merger or similar transaction whereby those persons who own 100% of our membership interests immediately prior to such transaction do not hold more than 50% of the voting power after giving effect to such transaction, or (iii) the closing of a sale of all or substantially all of our and our subsidiaries’ assets, taken as a whole, in a transaction or series of related transactions.
Shares of NextWave Wireless Inc. will be generally freely transferable. The shares will be listed on The Nasdaq National Market upon official notice of issuance.
Voting Rights and Amendments
Our limited liability company agreement provides that any action by our interest holders requires a vote or consent of at least a majority in interest of our interest holders. Consent of interest holders may be obtained at any meeting of interest holders as long as there is an affirmative vote of interest holders holding a majority of the number of votes which could be cast by all interest holders entitled to vote who are present in person or by proxy at a meeting of interest holders (i.e., majority of the quorum). Consent may also be obtained by a written consent of a majority of the interest holders provided that a copy of such consent is sent to all interest holders as soon as reasonably practicable thereafter.

NextWave’s certificate of incorporation and bylaws will provide that (i) stockholders of NextWave may act only at annual or special meetings of stockholders and not by written consent, (ii) NextWave will hold an annual meeting each calendar year at which its stockholders will elect one class of directors and transact other business properly before them and (iii) special meetings of stockholders may be called only by the Chairperson of the Board, the President or a majority of the board of directors and shall be limited to the purpose or purposes for which the meeting was called, except as otherwise determined by the board of directors or the chairperson of the meeting. Generally, each common stockholder entitled to vote at a meeting of stockholders shall be entitled to one vote for each share of stock.

Our limited liability company agreement may be amended by the written consent of the corporate governance committee of the Board of Managers and the consent of the holders of a majority of the interests. However, the corporate governance committee may amend our limited liability company agreement without the consent of the holders of a majority of the interests to cure any ambiguity or to correct any inconsistent or incomplete provisions.

NextWave’s by-laws may be amended or repealed, or new by-laws may be adopted, by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of NextWave’s stock entitled to vote or by the affirmative vote of a majority of the directors at a duly held meeting. When electing directors, each director shall be elected by a plurality of the votes cast. The NextWave board will be divided into three classes, with directors in each class serving for three years and until their successors are duly qualified. Therefore, in general, the replacement of a majority of the NextWave board will take at least two years. Directors can be removed without cause by a vote of two thirds of the issued and outstanding of NextWave’s stock entitled to vote.

Tax Information
We are not a taxable entity for federal income tax purposes. Interest holders are required to take into account their share of our income, gains, losses, and deductions, regardless of whether they receive any cash distributions from us. A interest holder may be required to recapture some deductions as ordinary income upon sale of all or a portion of his/her units.
An interest holder’s share of our loss will be subject to the “passive activity” rules. Under the passive activity rules, losses of a interest holder arising from his/her ownership of interests in a publicly traded limited liability company, may only be used to offset passive income from that limited liability company until such interest holder has disposed of his/her entire interest in that limited liability company in a fully taxable transaction with an unrelated party.

“Double taxation” at the corporate and stockholder levels typically results when a corporation such as NextWave Wireless Inc. earns income and distributes that income to its stockholders in the form of dividends. Stockholders will only recognize income on amounts actually distributed by NextWave. Distributions made by NextWave out of current or accumulated earnings and profits are taxed as dividend income. Distributions in excess of current or accumulated earnings and profits are treated as a non-taxable return of basis to the extent of stockholders’ adjusted basis in their shares, with the excess taxed as capital gain.
Dividends, if any, received by stockholders from NextWave generally will constitute portfolio income, and cannot be offset with losses from “passive activities.” Losses and credits generated within NextWave do not pass through to the stockholders. After the end of NextWave’s taxable year, stockholders will receive Form 1099-DIV to report their dividend income.

Dividend or Distribution Policy in Profits and Losses
Distributions to interest holders will be apportioned among them in proportion of their ownership of interests. Distributions may not be made selectively to one interest holder or to a group of interest holders. Payment of any future distributions on our interests will depend upon our earnings and capital requirements and any other factors our Board of Managers considers appropriate.
Our limited liability company agreement requires our Board of Managers to distribute quarterly an amount designed to assist our interest holders in satisfying their tax liability attributable to allocations of income, gain, loss, deduction and credit in any fiscal year for which such an allocation is required.

Shares of NextWave common stock will constitute equity interests in NextWave. Each stockholder will be entitled to his pro rata share of the dividends made with respect to NextWave common stock. The dividends payable to the stockholders are not fixed in amount and are only paid if, as and when declared by NextWave’s board of directors.

Dissolution
Voluntary dissolution of our company may be effected by either (i) the approval of a majority of the Board of Managers and (ii) the entry of a decree of judicial dissolution.
The General Corporation Law of the State of Delaware permits the voluntary dissolution of NextWave by the affirmative vote of a majority of the outstanding stock entitled to vote on a resolution passed by a majority of the whole board at a meeting called for the purpose of deciding whether to dissolve NextWave. Dissolution may also be authorized without action of the board of directors if all the stockholders entitled to vote shall consent in writing to the dissolution.

Liquidation
After paying all liabilities due to our creditors and establishing reserves to provide for any contingent liabilities that may arise, a final allocation of all of our remaining assets will be made to interest holders in accordance with their percentage ownership.

Holders of common stock are entitled to share ratably in any assets remaining after satisfaction of obligations to creditors and any liquidation preferences on any series of preferred stock that may then be outstanding.

Anti-Takeover Effects of Delaware Law and the Certificate of Incorporation and Bylaws of NextWave Wireless Inc.

The provisions of Delaware law, as well as the certificate of incorporation and bylaws of NextWave Wireless Inc. described below may have the effect of delaying, deferring or discouraging another party from acquiring control of our company.

Delaware Law

Effective upon the listing of the common stock of NextWave Wireless Inc. on The Nasdaq National Market, our company will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: the transaction is approved by the board of directors before the date the interested stockholder attained that status; upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following: any merger or consolidation involving the corporation and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

The certificate of incorporation and bylaws of NextWave Wireless Inc. will provide that:

•	our directors serve staggered, three-year terms;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•
our board of directors will be expressly authorized to make, alter or repeal our bylaws, and our stockholders will be able to make, alter or repeal our bylaws by a vote of 66-2/3% of the issued and outstanding voting shares;

•	members of our board of directors can be removed without cause by a vote of 66-2/3% of the issued and outstanding voting shares;

•	any vacancies on the board of directors would be filled by a majority vote of the board;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•
we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Subsidiary Option Plans

Upon the effectiveness of this registration statement, and our listing on The Nasdaq National Market, up to 9,966,501 options issued under the CYGNUS Plan will be converted into options to purchase shares of common stock of NextWave Wireless Inc. using a ratio of 0.30584 per share of our common stock for each CYGNUS share, subject to adjustment for stock splits and similar events.

In connection with our acquisition of PacketVideo, PacketVideo adopted the PacketVideo Plan. The PacketVideo Plan makes up to 9,250,000 shares of PacketVideo common stock available for option and other awards to employees and consultants of PacketVideo. These awards allow employees and consultants of PacketVideo to retain incentives linked directly to PacketVideo’s equity value prior to our consummation of a public offering of our common stock by filing a registration statement on Form S-1 or an equivalent replacement form (an “IPO”). If we consummate an IPO, then each outstanding option issued under the PacketVideo Plan, exercised or not, will be automatically converted into an option to purchase shares of our common stock on a one-for-one basis, subject to adjustment for stock splits and similar events. The shares available for award under the PacketVideo Plan represent up to 16.5% of the fully diluted share capitalization of PacketVideo. If any options awarded under the PacketVideo Plan are exercised prior to the conversion of these options, PacketVideo would no longer be a wholly owned subsidiary. Following an IPO, the terms of converted awards under the PacketVideo Plan will continue to be governed by that plan based on the corporate conversion merger exchange ratio ultimately determined by our board of managers.

Nasdaq National Market Listing

NextWave Wireless Inc. has applied for the listing of its common stock on The Nasdaq National Market under the symbol “WAVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our limited liability company interests, and, following the corporate conversion merger, the common stock of NextWave Wireless Inc., is Computershare Trust Company, N.A.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have adopted provisions in our limited liability company agreement that limit the liability of our managers and officers for any loss, claim or damage incurred by reason of any act or omission performed or omitted by such person on our behalf and in good faith and in a manner reasonably believed to be within the scope of the authority conferred on such person by our limited liability company agreement. Following the corporate conversion merger, the certificate of incorporation for NextWave Wireless Inc. will contain similar indemnification provisions. However, a manager, director or officer will be liable for any act or omission (i) not performed or omitted in good faith or which such person did not reasonably believe to be in our best interests or which involved intentional misconduct or knowing violation of the law or (ii) from which such person received an improper personal benefit.

We will advance the costs incurred by or on behalf of any manager, director or officer in connection with any indemnified loss within 20 days after we receive a detailed statement providing reasonable documentation of such costs and providing a written undertaking stating that such person will repay all advanced costs if it is later determined that such individual was entitled to indemnification by us. We believe that the limitation of liability provision in our limited liability company agreement and in the by-laws of NextWave Wireless Inc. will facilitate our ability to continue to attract and retain qualified individuals to serve as managers and officers.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

Our financial statements required by this item are submitted as a separate section of this Form 10. (See Item 15(a)(1) for a listing of financial statements provided in the section titled “Financial Statements”).

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Glossary of Selected Wireless Terminology

802.11 - a.k.a. Wi-Fi

802.11, commonly called Wi-Fi, refers to a set of wireless local area network standards developed by working group 11 of the IEEE. 802.11 technologies use an over-the-air interface to connect a device (e.g., Wi-Fi enabled laptop) to a Wi-Fi access point.

Access Point

A network device, or communication hub, that connects wireless devices to a wired LAN.

ASIC

Application Specific Integrated Circuit. A chip that is custom designed for a specific application rather than a general-purpose chip such as a microprocessor.

Bandwidth

In wireless communications, the width or capacity of a communications channel. Analog bandwidth is measured in hertz (Hz). Digital bandwidth is the volume of data that a channel can carry and is measured in bits per second (bps).

Base Station - a.k.a. Base Transceiver Station (BTS)

Often called a cell tower or a cell site, a base station is a location that establishes and manages radio links between the wireless network and the wireless devices. The base station includes equipment needed to transmit and receive radio signals (transceiver), antennas, and the electronics required to communicate with other network elements

Beamforming

Beamforming is a signal processing technique that uses arrays of transmitters or receivers to control the directionality of, or sensitivity to, a radio signal in order to improve the performance of a communications channel.

Broadband

Generic term for a high-speed digital connection. DSL, cable modems, and WiMAX are examples of broadband technologies.

CDMA

Code Division Multiple Access. A digital wireless technology that works by converting analog information, such as speech, into digital information, which is then transmitted as a radio signal over a wireless network.

Channel Card

A channel card is the digital basis for a Mobile WiMAX base station (BTS), providing functionality in the air-interface baseband (MAC and PHY) as well as the network-layer protocols required for mobility, security, radio-resource management, quality of service and service-flow management.

Digital

A form of transmission that transforms analog signals, such as voice, into a series of electrical or optical pulses that represent the binary digits 0 and 1. This numerical data is then converted into various forms depending on the type of network, such as radio waves for wireless transmission, electronic pulses for a wired network or optical light waves for fiber optics.

FCC

Federal Communications Commission. The U.S. government agency responsible for regulation of the communications industry.

Frequency

The rate at which an electromagnetic waveform alternates. Usually measured in hertz (Hz), megahertz (MHz) or gigahertz (GHz).

GHz

Gigahertz. A measure of frequency equal to a billion hertz or a thousand megahertz (MHz). Gigahertz is often used to measure UHF (ultra-high frequency) or to express microprocessor clock speed in some computers.

Hot Spot

A location, such as a coffee shop, airport or bookstore, where an individual can establish a Wi-Fi connection. Hot spots offer limited coverage and generally require the individual to be within 100 yards in order to establish a connection. Hot spots may be provided by commercial Wi-Fi network operators or by local municipalities.

IEEE

Institute of Electrical and Electronics Engineers. A standards body responsible for developing computing and electronics standards. The IEEE developed the 802.11 standards for WLANs (wireless local area networks) that are widely followed today as well as the 802.16 (WiMAX) standards.

LAN

Local Area Network. A small communication network covering a limited area such as a portion of a building or a group of buildings.

MAC

Media Access Control Layer. Software that controls multiple access to shared radio spectrum and other resources. In WiMAX the design of the MAC was made to permit both high throughput as well as high quality of service simultaneous operation of multiple users. The MAC layer controls the scheduling of traffic, prioritization, bandwidth allocation, authentication, and security functions.

MHz

Megahertz. One million hertz or cycles per second. A measurement often used to describe the speed of digital and analog signals.

MIMO

Multiple-Input-Multiple-Output. MIMO refers to a communication technique that uses multiple-antenna systems to improve channel throughput.

OEM

Original Equipment Manufacturer. A company that manufactures a device (often a consumer electronics product) that is sold to another company, which in turn sells the device to the end consumer under its own name.

OFDM

Orthogonal Frequency Division Multiplexing. A wireless communications technology and modulation technique that divides available spectrum into multiple radio frequency (RF) channels. In OFDM, a single transmitter transmits on many different, independent frequencies, which typically results in a signal with high resistance to interference.

OSI

Open Systems Interconnection. A reference model established by the ISO to provide a network design framework that allows equipment from different vendors to be able to communicate.

Packet

A digital “package” of data that enables efficient use of radio spectrum and routing over a network, such as the Internet or wireless networks. Each packet is numbered separately and includes the Internet address of the destination.

PCS

Personal Communications Services. Refers to the 1900 MHz cellular frequency band. More commonly used as a marketing term to describe digital wireless services regardless of the particular frequency band being used.

PHY

Physical Layer. Transmits raw bits of data by establishing and terminating connections to a networked communications resource. Refers to network hardware, physical cabling or a wireless connection. Considered layer one of the seven-layer OSI (Open Systems Interconnection) model of data communications.

POP

Persons of Population. POPs refers to the total population that resides within the geographic boundaries of one or more spectrum licenses.

Protocol

Within the context of data communications, a specific set of rules related to data transmission between two devices. Protocols set standard procedures that enable different types of data devices to recognize and communicate with each other.

Quality of service

A measure of network transmission reliability and efficiency. Quality of service is commonly used by network operators to indicate a higher level of service guarantee to customers.

RFIC

Radio Frequency Integrated Circuits. Part of the front-end of the radio system that receives a digital radio signal, converts it in frequency and modifies it for further processing.

Service Provider

A “carrier” or “network operator” that provides mobile telecommunication services.

SDR

Software Defined Radio. A base station silicon product that performs the same functions as a mobile ASIC, but at the base station side of a wireless network. It functions as the heart of a base station system by granting access to hundreds of simultaneous users and managing their operation.

VoIP

Voice Over Internet Protocol. The routing of voice conversations, sent as digital packets of data, over the Internet or other IP network.

WAN

Wide Area Network. A geographically dispersed telecommunications network. A WAN may be privately owned or rented, but the term usually refers to a public network.

Wi-Fi

Short for “Wireless Fidelity” and another name for WLAN (wireless local area network). Normally associated with the IEEE 802.11 set of wireless local area network standards. Allows a mobile user to connect to a local area network (LAN) through a wireless connection. Wi-Fi has been deployed in airports, universities, bookstores, coffee shops, office campuses and private residences.

WiMAX

Wireless Interoperability for Microwave Access. A certification mark given to equipment that conforms to the 802.16 set of standards adopted by the Institute of Electronical and Electronic Engineers (“IEEE”). .

Wireless Spectrum

A band of frequencies in which wireless signals travel carrying voice and data.

WLAN

Wireless Local Area Network. Allows a mobile user to connect to a local area network (LAN) through a wireless connection. The most popular WLAN technology is Wi-Fi which has been deployed in airports, universities, bookstores, coffee shops, office campuses and private residences.

ITEM 15.     FINANCIAL STATEMENTS AND EXHIBITS

(a)   1. Financial Statements

The following consolidated financial statements of NextWave Wireless LLC are included in Item 13.

2. Financial Statement Schedules: Financial statements schedules other than those appearing on page F-43 are omitted as they are not applicable, are not required, or the information is included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

NEXTWAVE WIRELESS LLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	April 1, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$99,871	$93,649
Short-term investments	266,716	365,582
Accounts receivable, net of allowance for doubtful accounts of $331 and $391, respectively	2,235	3,712
Prepaid expenses and other current assets	7,201	9,575
Total current assets	376,023	472,518
Wireless spectrum licenses, net	130,889	45,467
Goodwill	27,001	24,782
Other intangible assets, net	17,449	18,100
Property and equipment, net	15,040	11,092
Prepaid expenses and other noncurrent assets	7,708	7,815
Total assets	$574,110	$579,774

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$4,488	$3,406
Accrued expenses	7,058	5,152
Current portion of long-term obligations	2,575	2,200
Deferred revenue	4,021	4,103
Current tax liability	—	417
Other current liabilities and deferred credits	755	822
Total current liabilities	18,897	16,100
Long-term deferred credits and reserves	8,203	8,306
Long-term obligations	15,311	14,934
Minority interest in subsidiary	889	1,070
Commitments and contingencies
Members’ equity:
Membership interests; 490,264 and 488,672 interests issued and outstanding as of April 1, 2006 and December 31, 2005, respectively	591,452	589,354
Accumulated other comprehensive loss	(992)	(832)
Retained deficit	(59,650)	(49,158)
Total members’ equity	530,810	539,364
Total liabilities and members’ equity	$574,110	$579,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands)

Three Months Ended April 1, 2006
(Unaudited)
Revenues	$5,673
Operating expenses:
Cost of revenues	2,630
Engineering, research and development	9,983
General and administrative	8,872
Sales and marketing	1,539
Total operating expenses	23,024
Loss from operations	(17,351)
Other income (expense)
Interest income	3,187
Interest expense	(308)
Other income and expense, net	(92)
Total other income (expense), net	2,787
Loss before income tax benefit and minority interest	(14,564)
Income tax benefit	209
Minority interest	657
Net loss	$(13,698)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
(in thousands)

	Membership Interests
	Units	Amount	Accumulated Other Comprehensive Loss	Retained Deficit	Total Members’ Equity	Comprehensive Loss
Balance at December 31, 2005	488,672	$589,354	$(832)	$(49,158)	$539,364
Units issued for business acquisition	1,558	1,558	—	—	1,558
Units issued for unit options exercised	34	34	—	—	34
Share-based compensation	—	506	—	—	506
Accumulated deficit of variable interest entity eliminated upon acquisition by NextWave	—	—	—	3,206	3,206
Unrealized net losses on investments	—	—	(160)	—	(160)	$(160)
Net loss	—	—	—	(13,698)	(13,698)	(13,698)
Balance at April 1, 2006	490,264	$591,452	$(992)	$(59,650)	$530,810	$(13,858)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

Three Months Ended April 1, 2006
(Unaudited)
OPERATING ACTIVITIES
Net loss	$(13,698)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,092
Amortization of intangible assets	1,184
Share-based compensation	506
Loss on disposal of property and equipment	554
Minority interest	(657)
Losses incurred by strategic investment	305
Accretion of interest expense	288
Other non-cash adjustments	553
Changes in operating assets and liabilities:
Accounts receivable	1,537
Prepaid expenses and other current assets	(862)
Other assets	350
Accounts payable and accrued liabilities	2,563
Deferred credits and reserves	(253)
Net cash used in operating activities	(6,538)
INVESTING ACTIVITIES
Proceeds from maturities of available-for-sale securities	117,987
Proceeds from the sale of available-for-sale securities	63,535
Purchases of available-for-sale securities	(82,816)
Cash paid for business combination, net of cash acquired	(53)
Cash paid for wireless spectrum licenses	(78,077)
Cash issued for note receivable	(1,788)
Purchase of property and equipment	(5,595)
Net cash provided by investing activities	13,193
FINANCING ACTIVITIES
Payments on long-term obligations	(2,013)
Proceeds from investment by joint venture partner	1,546
Proceeds from the sale of common stock	34
Net cash used in financing activities	(433)
Net decrease in cash and cash equivalents	6,222
Cash and cash equivalents, beginning of period	93,649
Cash and cash equivalents, end of period	$99,871
Supplemental Cash Flow Information:
Cash paid for taxes	$55
Cash paid for interest	—
Noncash investing and financing activities:
Wireless spectrum licenses acquired with lease obligations	2,478
Membership interests issued for business acquisitions	1,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS LLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  NextWave, Summary of Significant Accounting Policies and Significant Accounts

NextWave Wireless LLC (together with its subsidiaries, “NextWave”) is an early-stage wireless technology company engaged in the development of next-generation mobile broadband and wireless multimedia products, technologies and services. We are developing proprietary chipsets and related network and device products based on the IEEE 802.16e WiMAX standard that we believe will significantly improve the performance and economics of fixed and mobile WiMAX networks. A key design objective of our products and technologies is to improve the ability of mobile WiMAX to cost effectively handle the large volume of network traffic that we believe Voice Over Internet Protocol (“VoIP”) telephony, high speed web-surfing and next-generation wireless multimedia applications such as high resolution streaming video, high fidelity streaming audio and interactive real-time gaming will generate. We intend to market our 802.16e WiMAX compliant products and technologies under the WiMAXplus trademark (“WiMAXplus™”) to network infrastructure and device manufacturers and network operators worldwide. To stimulate demand for our WiMAXplus products, we plan to partner with service providers to build and operate 802.16e WiMAX compliant networks that operate on our licensed spectrum and utilize network and device equipment which incorporate our WiMAXplus products and technologies. In addition, through our PacketVideo subsidiary, we are one of the world’s leading providers of embedded multimedia software for mobile phones. We believe our WiMAXplus enhanced network and subscriber solutions, combined with our wireless multimedia software products and our spectrum assets, will offer wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers a platform to provide advanced wireless broadband services to their customers. To facilitate the deployment of our WiMAXplus network solutions, we have accumulated a spectrum footprint across the U.S. covering a population of over 93 million people, or POPs, that includes the New York, Los Angeles, Boston and Houston markets.

Inception of NextWave Wireless LLC

NextWave Wireless Inc. (“Old NextWave Wireless”) was formed in 1996 as a wholly-owned operating subsidiary of NextWave Telecom, Inc. (“NTI”), which sought to develop a nationwide CDMA-based personal communication services (“PCS”) network. In 1998, Old NextWave Wireless, together with NTI and its other subsidiaries (the “NextWave Telecom group”), filed for protection under Chapter 11 of the United States Bankruptcy Code. In December 2004, Old NextWave Wireless was converted from a corporation to a limited liability company. On March 1, 2005, the Bankruptcy Court confirmed the plan of reorganization of the NextWave Telecom group. The cornerstone of the plan was the sale of NTI and its subsidiaries, excluding Old NextWave Wireless, to Verizon Wireless for approximately $3.0 billion. With the proceeds of the Verizon sale, as well as the proceeds of prior PCS spectrum license sales to Cingular Wireless, Verizon Wireless and MetroPCS, all creditors of the NextWave Telecom group were paid in full and the NTI equity holders received an aggregate cash distribution of approximately $2.6 billion. In addition, the plan provided for the capitalization and distribution to the NTI equity holders of a new wireless technology company that would bear the NextWave name. Pursuant to the plan, on April 13, 2005, the NextWave Telecom group abandoned substantially all of its PCS assets other than the spectrum licenses and all remaining non-PCS assets and liabilities were contributed to Old NextWave Wireless. Immediately thereafter limited liability company interests (“LLC Interests”) in NextWave were distributed to the NTI equity holders and NextWave was capitalized with $550.0 million in cash. Through this process, Old NextWave Wireless was reconstituted as a company with a new capitalization and a new wireless technology business plan. The significant underlying assets contributed to NextWave included NTI’s residual cash referred to above, the common stock of NextWave Broadband Inc., the convertible Series A Preferred Stock and notes receivable from CYGNUS Communications, Inc. (“CYGNUS”), and wireless spectrum licenses from the Federal Communications Commission (“FCC”) useful to NextWave or its new wireless technology business. Pursuant to the plan, the NTI shareholders received undivided interests in the underlying assets of NextWave as part of their consideration for the redemption of their NTI shares, which was followed by the deemed contribution of these undivided interests to NextWave in return for unit membership interests in NextWave.

Financial Statement Preparation

The unaudited condensed consolidated financial statements have been prepared by NextWave according to the rules and regulations of the Securities and Exchange Commission (SEC), and therefore, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements for the periods presented reflect all adjustments, which are normal and recurring, necessary to fairly state the financial position, results of operations and cash flows. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements for the period from inception (April 13, 2005) to December 31, 2005, included elsewhere in this registration statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation and Strategic Investments

NextWave’s consolidated financial statements include the assets, liabilities and operating results of its wholly-owned and majority-owned subsidiaries as of April 1, 2006. NextWave’s operating results through January 2006 also include those of a variable interest entity in which NextWave was the primary beneficiary until February 2006, when NextWave acquired all of the remaining ownership interests of the entity and it became a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in Fiscal Year End

NextWave’s Board of Managers approved a change, effective January 1, 2006, in NextWave’s fiscal year end and quarterly reporting periods from quarterly calendar periods ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. Normally, each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks. Fiscal year 2006 will be a 52-week year and the first 53-week year will occur in 2009. The three month period ended April 1, 2006 includes 13 weeks.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive income includes unrealized gains and loses that are excluded from the consolidated statement of operations and are reported as a separate component in members’ equity. These unrealized gains and losses represent those on marketable securities that are classified as available-for-sale, and totaled $1.0 million and $0.8 million in unrealized losses at April 1, 2006 and December 31, 2005, respectively.

Recent Accounting Pronouncements

NextWave adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), effective January 1, 2006. SFAS 123R requires companies to expense the estimated fair value of employee stock options and similar awards. NextWave has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, NextWave no longer provides the pro forma disclosures in reports issued for periods ending after December 31, 2005 as SFAS 123R precludes companies that use the minimum value method for pro forma disclosure from continuing to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB 25. Refer below to Employee Unit- and Share-Based Compensation for more discussion of the adoption of SFAS 123R.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued staff position 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

FSP 115-1 replaces the impairment evaluation guidance of Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”), with references to existing other-than-temporary impairment guidance. EITF 03-1’s disclosure requirements remain in effect, and are applicable for year-end reporting and for interim periods if there are significant changes from the previous year-end. FSP 115-1 also supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP 115-1 applies to reporting periods beginning after December 15, 2005. FSP 115-1 did not have a material impact on NextWave’s results of operations, or cash flows for the three months ended April 1, 2006.

Employee Unit- and Share-Based Compensation

NextWave adopted SFAS 123R on January 1, 2006. SFAS 123R requires the recognition of the fair value of unit- and share-based compensation in net income. NextWave recognizes unit- and share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, NextWave accounted for employee equity awards using APB 25 and related interpretations in accounting for unit- and share-based compensation.

NextWave has adopted the provisions of FAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply FAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, NextWave no longer provides the pro forma disclosures in reports issued for periods ending after December 31, 2005 as FAS 123R precludes companies that used the minimum value method for pro forma disclosure from continuing to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB 25.

Under the provisions of SFAS 123R, NextWave recognized $0.1 million of stock compensation expense for the three months ended April 1, 2006. NextWave utilized the Black-Scholes valuation model for estimating the fair value of stock awards issued during the three months ended April 1, 2006, to employees at the date of grant, with the following weighted-average assumptions for each of three separate option plans administered by NextWave and two of its subsidiaries for the three months ended April 1, 2006:

	NextWave Wireless LLC 2005 Units Plan	CYGNUS Communications, Inc. 2004 Stock Option Plan	PacketVideo Corporation 2005 Equity Incentive Plan
Weighted average risk-free interest rate	4.64%	4.37%	4.51%
Weighted average expected life (in years)	3.6	4.1	3.7
Expected stock price volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%
Annualized forfeiture rate	10%	10%	10%
Weighted average fair value of options granted	$0.41	$0.13	$0.42

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. As none of the plans have sufficient history for estimating the term from grant date to full exercise of the option, NextWave has considered expected terms applied by peer companies to determine the expected life of each grant. Expected volatility is based on an average of peer companies’ expected volatilities due to lack of trading history of NextWave membership units or its subsidiaries’ shares. The dividend yield of zero is based on the fact that NextWave has never paid cash dividends and has no present intention to pay cash dividends.

NextWave has assumed an annualized forfeiture rate of 10% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year. Under the true-up provisions of SFAS 123R, NextWave will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. This model does not consider the employment, transfer or vesting restrictions that are inherent in NextWave’s employee unit and stock options. Use of an option valuation model, as required by SFAS 123R, includes highly subjective assumptions based on long-term predictions and average life of each unit and stock option grant. Because NextWave’s unit- and share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect NextWave’s estimate of the fair values, in NextWave’s opinion, existing valuation models may not be reliable single measures of the fair values of NextWave’s unit- and share-based payments.

Total compensation cost of options granted but not yet vested, as of April 1, 2006, was $3.0 million, which is expected to be recognized over a weighted average period of 3.7 years.

Share-based compensation expense of $0.2 million was recognized during the three months ended April 1, 2006 for membership interests issued to employee shareholders of one of the CYGNUS subsidiaries, stemming from a prior acquisition, for the attainment of certain product development milestones. The share based payments were recognized as compensation expense in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.”

2.  Composition of Certain Financial Statement Items

Marketable Securities

Available-for-sale marketable securities consist of the following:

(in thousands)	April 1, 2006	December 31, 2005
Municipal securities	$111,242	$280,734
U.S. Treasury and Agency obligations	125,793	54,666
Corporate notes	29,681	30,182
Total short-term investments	$266,716	$365,582

Property and Equipment

Property and equipment, net, consist of the following:

(in thousands)	Estimated Useful life(in years)	April 1, 2006	December 31, 2005
Furniture and equipment	2-10	$7,390	$7,071
Purchased software	2-3	6,038	3,459
Leasehold improvements	3-5	926	879
Construction in progress	N/A	2,475	380
		16,829	11,789
Less accumulated depreciation		(1,789)	(697)
Total property and equipment, net		$15,040	$11,092

Wireless Licenses, Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	April 1, 2006			December 31, 2005
(dollars in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Leased wireless spectrum licenses	14 years	$35,137	$2,043	15 years	$31,347	$1,510
Purchased technology	7 years	8,600	862	7 years	8,600	555
Purchased customer base	8 years	5,700	500	8 years	5,700	321
Non-compete agreements	4 years	2,800	701	4 years	2,800	537
Other	3 years	16	4	3 years	16	3
		$52,253	$4,110		$48,463	$2,926
Intangible assets not subject to amortization:
Wireless spectrum licenses		$97,795			$15,630
Goodwill		27,001			24,782
Purchased tradenames and trademarks		2,400			2,400
		$127,196			$42,812

The $2.2 million increase in goodwill in the consolidated balance sheets from December 31, 2005 to April 1, 2006, resulted from a current quarter acquisition.

Estimated aggregate amortization expense is expected to be $3.9 million for the remainder of 2006, and $5.1 million, $5.1 million, $4.8 million, $4.5 million and $24.7 million for the years ending December 31, 2007, 2008, 2009, 2010 and thereafter, respectively.

3.  Business Combinations

Investment in Inquam Broadband Holding, Inc.

On January 6, 2006, NextWave acquired 51% of the equity securities of newly formed Inquam Broadband Holding, Ltd. (“INQUAM”), for 1.3 million Euros, or $1.6 million. NextWave also has the right to designate three of the five members of the board of directors. The primary reason for the investment is to provide NextWave with an entry into the wireless broadband telecommunications market in Germany. Under the subscription and shareholder agreement, NextWave has agreed to provide additional funding up to 1.4 million Euros, or approximately $1.6 million. NextWave also has the option to acquire a 51% interest in a subsidiary of Inquam BMR GP, the holder of the remaining 49% interest in INQUAM, for 9.7 million Euros, or approximately $11.7 million, subject to adjustment for changes in liabilities or subsequent funding provided to the subsidiary by INQUAM. The option expires six months after the date of a final court decision as to the validity of a spectrum award made to such subsidiary by the German regulatory authority.

INQUAM and its wholly-owned subsidiary are included in NextWave’s consolidated financial statements from the date of the acquisition.

Acquisition of CYGNUS

On February 2, 2006, NextWave acquired all of the outstanding shares of common stock of CYGNUS and the minority interests of one of its subsidiaries, which are already included in the consolidated financial statements as NextWave is deemed to be the primary beneficiary in accordance with FIN 46(R). The total cost of the acquisition was determined as follows:

(in thousands)
Advances to CYGNUS, including interest	$18,145
Accumulated CYGNUS losses while consolidated in accordance with FIN 46R	(8,550)
Conversion of convertible preferred stock into common stock	1,884
Membership interests issued	1,558
Cash paid	53
Less cash acquired	(4,190)
Total acquisition cost	$8,900

Under the purchase method of accounting, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition as follows:

(in thousands)
Accounts receivable	$196
Prepaid expenses and other current assets	749
Property and equipment	1,206
Goodwill	6,837
Deposits and other noncurrent assets	658
Accounts payable, accrued expenses and other current liabilities	(659)
Long-term obligations	(87)
Total acquisition cost	$8,900

The excess of the purchase price over the acquired net tangible assets of $6.8 million has been preliminarily allocated to goodwill in the consolidated balance sheet and will be allocated between goodwill and identifiable intangible assets once NextWave has completed a purchased intangible asset valuation. The related impact from value assigned to in-process research and development costs or to amortization expense, if any, will be adjusted on a prospective basis.

In connection with the acquisition of the minority interests of one of CYGNUS’ subsidiaries, NextWave agreed to issue $0.4 million and $0.5 million in cash, and 0.2 million and 0.2 million in membership interests to certain employee shareholders in December 2006 and December 2007, respectively, or earlier if certain product development milestones are attained. These payments are amortized as compensation expense over the period earned in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.” Compensation expense totaled $0.2 million during the three months ended April 1, 2006. The remaining cash portion of $0.8 million is recorded as deferred compensation and is included in prepaid and other current assets and other noncurrent assets in the consolidated balance sheet at April 1, 2006. The fair value of the membership interests will be remeasured at the end of each reporting period until issued, when the final fair value is determined. Unamortized estimated stock-based compensation totaled $0.4 million at April 1, 2006, and will be charged to the results of operations with an offsetting increase to membership interests in the consolidated balance sheet over the remaining service periods.

4.  Long-Term Obligations

Long-term obligations consist of the following at April 1, 2006 and December 31, 2005:

(in thousands)	April 1,2006	December 31, 2005
Wireless spectrum lease, imputed interest at 8%, due 2019, net of unamortized discounts of $8,885 and $9,353, respectively, with three renewal options for 15 years each	$15,315	$17,047
Wireless spectrum lease, imputed interest at 8%, due 2015, net of unamortized discount of $1,033, with five renewal options for 10 years each	2,484	—
Industrial research assistance contribution from the Canadian government, due 2010	87	87
	17,886	17,134
Less current portion	(2,575)	(2,200)
	$15,311	$14,934

Future payments due on these obligations at April 1, 2006, are as follows:

(in thousands)
Fiscal Years Ending,
2006 (remaining nine months)	$281
2007	2,575
2008	2,575
2009	2,175
2010	2,262
Thereafter	17,936
27,804
Less unamortized discount	(9,918)
Less current portion	(2,575)
Total long-term obligations	$15,311

In addition to the lease obligations, beginning in 2009, the first lease agreement provides for the payment of royalties based on .25% of NextWave’s gross revenues, subject to an annual cap of $1.8 million. The second lease agreement, beginning in 2007 and extending through any renewal periods, provides for the payment of royalties based on 0.25% of gross revenues, subject to a cap of 100% of the annual rent for years 2006-2020, a cap of 150% of the annual rent for years 2021-2035 and no cap during any remaining lease years.

5.  Commitments and Contingencies

Services and Other Agreements

NextWave enters into non-cancelable software license agreements and agreements for the purchase of software development and engineering services to facilitate and expedite the development of software modules and applications required in its WiMAX development activities. The services agreements contain provisions for minimum commitments based on the number of team members and their respective billing rates. Amounts paid under these contracts, which expire on various dates through 2008, totaled $0.6 million during the three months ended April 1, 2006. Estimated future minimum payments due under the terms of these agreements at April 1, 2006, are as follows:

(in thousands)
Fiscal Years Ending,
2006 (remaining nine months)	$4,846
2007	4,972
2008	7,121
Total	$16,939

Capital Expenditures

In July 2005, NextWave entered into a purchase agreement for an office building in Henderson, Nevada for $8.2 million, plus related interior construction costs of approximately $2.5 million. The interior construction costs are payable in the third quarter of 2006. Construction is estimated to be completed during the fourth quarter of 2006, at which time NextWave expects to occupy the facility and the total purchase price will be due and payable.

Operating Leases

NextWave leases its office and research facilities, cell sites and certain office equipment under noncancellable operating leases expiring on various dates through 2011. NextWave recognizes rent expense on a straight-line basis over the respective lease terms. As a result, any differences between recognized rent expense and required upfront rental payments upon execution that reduce future rental payments is recorded as unapplied prepaid rent and any difference between rent expense and rent payments that are reduced by cash or rent abatements is recognized as deferred rent. At April 1, 2006, deferred rent totaled $0.6 million, of which $0.1 million is included in other current liabilities and $0.5 million is included in long-term deferred credits and reserves in the consolidated balance sheet.

Certain commitments have renewal options extending through the year 2013. Rent expense under these operating leases was $1.3 million for the three months ended April 1, 2006. Sublease income totaled $0.4 million for the three months ended April 1, 2006.

Future minimum lease payments under noncancellable operating leases, net of sublease rentals at April 1, 2006, are as follows:

(in thousands)	Lease Commitments	Sublease Rentals	Net
Fiscal Years Ending,
2006 (remaining nine months)	$4,277	$(1,131)	$3,146
2007	5,191	(893)	4,298
2008	4,830	-	4,830
2009	3,981	-	3,981
2010	2,377	-	2,377
Thereafter	17	-	17
	$20,673	$(2,024)	$18,649

Indemnification of NextWave Telecom Inc. and Verizon Wireless Corp.

In connection with the sale of NTI and its subsidiaries to Verizon Wireless Inc. (“Verizon”), NextWave agreed to indemnify NTI and its subsidiaries against all pre-closing liabilities of NTI and its subsidiaries and against any violation of the Bankruptcy Court injunction against persons having claims against NTI and its subsidiaries, with no limit on the amount of such indemnity. NextWave is not currently aware of any such liabilities that remain following the plan of reorganization and Verizon has not made any indemnity claims.

A total of $165.0 million is currently held in escrow (the “Escrow Amount”) in order to satisfy any amounts due to Verizon in the event that the consolidated net loss of the NextWave Telecom group for the taxable year commencing on January 1, 2005, and ending on April 13, 2005 is, subject to certain adjustments, less than $1.362 billion, to cover any tax deficiencies for the pre-closing tax period, and to cover other indemnifiable losses relating to NTI and its subsidiaries, as described above. The Escrow Amount will be released in accordance with the escrow agreement upon the expiration of the applicable statute of limitations (including extensions thereof) relating to the tax matters addressed above. In addition, if at any time the Escrow Amount exceeds the amount, in the reasonable judgment of Verizon of the potential remaining indemnifiable losses described above, or if former equity holders of NTI have a final resolution with the IRS with respect to certain tax matters, such excess will be released. Verizon has a first-priority perfected security interest in the Escrow Amount.

To the extent that former equity holders of NTI are ultimately entitled to receive $80.8 million of the Escrow Amount, the FCC will, in accordance with the terms of the global settlement agreement entered into in connection with the plan of reorganization, be entitled to a sharing payment equal to 20% of any additional amounts to be released thereafter, up to a total potential sharing payment of $16.8 million. The first $0.8 million of the sharing payment will be paid to the FCC from a separate sharing payment escrow previously established for the benefit of the FCC. Any Escrow Amount that former equity holders of NTI are entitled to receive in excess of amounts payable to the FCC must be applied to redeem, pro rata, the $149.0 million of Non-Recourse Secured Notes issued as part of the plan of reorganization and described below. Accordingly, NextWave is merely a conduit to distribute amounts, if any, to the former equity holders of NTI and the FCC and will not receive any of the Escrow Amount.

As part of the plan of reorganization, NextWave issued $149.0 million of Non-Recourse Secured Notes to the former equity holders of NTI. The notes bear no interest and mature on April 13, 2055. Any claims under the notes will only be satisfied by any released Escrow Amount, net of payments due to the FCC. In the event the escrow is terminated before the maturity date and all released amounts have been paid to the note holders, any notes then outstanding will be null, void and of no effect. No holder of any notes will have any recourse against NextWave or its assets or its affiliates, except to the extent that NextWave receives any portion of the released Escrow Amount or otherwise does not comply with the indenture governing the notes or the related agreements.

NextWave has not included in the accompanying financial statements any amounts related to the Notes and the Escrow Amount due to their contingent nature and the inability to estimate the amount, if any, that will be released from escrow or paid to redeem the Notes.

Legal Proceedings

Finney v. NextWave

United States ex rel. Finney v. NextWave Telecom Inc. is a qui tam action filed in federal court in the Southern District of New York, with a corresponding administrative claim in bankruptcy court. Finney (the relator) alleges principally that NTI and other defendants, including NextWave Wireless, failed to disclose the existence of a federal statute - the Federal Credit Reform Act - to various agencies of the federal government and to the federal courts. She asserts that decisions issued by the bankruptcy court, the U.S. Court of Appeals for the D.C. Circuit, and the Supreme Court of the United States in connection with the NextWave Telecom group’s reorganization efforts were all flawed because they overlooked the relevance of that statute. She alleges that NTI and the other defendants should be held liable because it failed to bring the statute to the attention of these government agencies and courts and seeks damages of more than $9 billion.

The defendants filed a motion to dismiss on numerous grounds, including that the government was well aware of the existence of the Act, that it is not a false claim to fail to inform the government of the existence of a federal statute, that Finney’s claim was effectively a collateral challenge to the decisions of the bankruptcy court and the Supreme Court, and that the action is barred by virtue of the Global Settlement with the FCC and the consummation of the Verizon acquisition and the bankruptcy reorganization.

On February 24, 2006, the district court issued an order adopting the defendants’ principal arguments and proposing to dismiss the complaint in its entirety. Prior to dismissing, the district court asked the United States for its consent, and, on March 2, 2006, the United States consented to dismissal. On April 21, 2006, the District Court ruled that defendants were entitled to an award of legal fees. The court has referred the matter to a Magistrate to fix the amount of the fee award.

Finney has now filed a notice of appeal to the United States Court of Appeals for the Second Circuit. NextWave expects to join with the other defendants to promptly file a motion to have the appeal dismissed or the decision below affirmed. NextWave believes that the claims made by Finney are meritless and in fact frivolous and expects that it will prevail on appeal.

Other Disputes

NextWave currently is a party to various other legal proceedings that arise in the ordinary course of NextWave’s business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on NextWave’s financial position, cash flows or overall trends in results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. For example, NextWave is currently engaged in two separate disputes relating to leases of EBS spectrum covering approximately 1 million POPs in the Tom’s River, New Jersey geographic area. In each case, the lessor has claimed that NextWave is in breach of the terms of the lease and, in one case, has claimed that the lease has been terminated. While NextWave believes these claims are without merit, any adverse resolution would not have a material adverse effect on NextWave’s business, results of operations or financial condition.

6.  Equity Compensation Plans

NextWave Wireless LLC 2005 Units Plan

NextWave’s 2005 Units Plan provides for the issuance of nonqualified unit options, or restricted, performance-based, bonus, phantom or other unit-based awards to board managers, employees and consultants to NextWave. Each common unit represents one membership interest in NextWave. The prices, terms and conditions of the options and awards are established by the compensation committee of the board of managers at the time of each grant. Outstanding options generally vest over four years, and have a maximum term of 10 years. At April 1, 2006, NextWave may issue up to 54,966,000 membership units under this plan, of which 45,919,000 are granted and outstanding options and 9,047,000 are available for future grants.

The following table summarizes the status of the NextWave plan at April 1, 2006 and activity during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Exercise Price per Unit	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	37,383	$1.00
Granted	9,653	$1.00
Exercised	(34)	$1.00
Forfeited	(1,083)	$1.00
Outstanding at April 1, 2006	45,919	$1.00	9.1	$—
Exercisable at April 1, 2006	45,919	$1.00	9.1	$—

The following table summarizes the status of NextWave’s unvested options as of April 1, 2006 and changes during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Grant Date Fair Value per Unit(1)
Unvested at December 31, 2005	31,310	$—
Granted	9,653	$0.41
Vested	(2,550)	$0.02
Forfeited	(1,083)	$0.06
Early exercise of unvested options	(26)	$—
Unvested at April 1, 2006	37,304	$0.10

(1)
The weighted average grant date fair value per unit includes options granted prior to January 1, 2006 which have no grant date fair value assigned as NextWave has adopted the provisions of FAS 123R using the prospective transition method, whereby it continues to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply FAS 123R to all awards granted or modified after that date.

NextWave received cash from the exercise of stock options under this plan of $34,000, with no related tax benefits during the three months ended April 1, 2006. Upon option exercises under this plan, NextWave issues new NextWave Wireless LLC membership units.

CYGNUS Communications, Inc. 2004 Stock Option Plan

The CYGNUS 2004 stock option plan provides for the granting of stock options to eligible employees, directors and consultants of CYGNUS. The prices, terms and conditions of the options are determined by the board of directors of CYGNUS at the time of each grant. Outstanding options generally vest over four years, and have a maximum term of 10 years. At April 1, 2006, CYGNUS may issue up to 8,780,000 shares of common stock of CYGNUS under this plan, of which 7,055,000 are granted and outstanding options and 1,725,000 are available for future grants.

The following table summarizes the status of the CYGNUS plan at April 1, 2006 and activity during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	7,465	$0.11
Granted	30	$0.31
Forfeited	(440)	$0.10
Outstanding at April 1, 2006	7,055	$0.11	6.6	$—
Exercisable at April 1, 2006	4,785	$0.11	7.1	$—

The following table summarizes the status of CYGNUS’ unvested options as of April 1, 2006 and changes during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Grant Date Fair Value per Share(1)
Unvested at December 31, 2005	5,963	$—
Granted	30	$0.13
Vested	(541)	$—
Forfeited	(440)	$—
Unvested at April 1, 2006	5,012	$—

(1)
The weighted average grant date fair value per share includes options granted prior to January 1, 2006 which have no grant date fair value assigned as NextWave has adopted the provisions of FAS 123R using the prospective transition method, whereby it continues to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply FAS 123R to all awards granted or modified after that date.

There were no exercises of stock options under this plan during the three months ended April 1, 2006. Upon option exercises under this plan, NextWave issues new shares of CYGNUS stock. The CYGNUS 2004 Stock Option Plan was amended in February 2006 to provide for the conversion of each CYGNUS option into .30584 shares of NextWave upon the occurrence of a conversion event which includes the U.S. Securities and Exchange Commission’s declaration of a Form 10 effective in conjunction with an effective listing on a public securities exchange, or the sale, public offering or liquidation of NextWave ownership interests. At the time of conversion, the exchange will be accounted for as a modification under SFAS 123R and could result in additional compensation expense.

PacketVideo 2005 Equity Incentive Plan

The PacketVideo 2005 Equity Incentive Plan provides for the issuance of stock options, stock bonuses or restricted stock to employees, directors and consultants of PacketVideo or its affiliates. Outstanding options generally vest over four years, and have a maximum term of 10 years. At April 1, 2006, PacketVideo may issue up to 9,250,000 shares of common stock of PacketVideo under this plan, of which 8,241,000 are granted and outstanding options and 1,009,000 are available for future grants.

The following table summarizes the status of the PacketVideo plan at April 1, 2006 and activity during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	8,225	$1.00
Granted	131	$1.00
Forfeited	(115)	$1.00
Outstanding at April 1, 2006	8,241	$1.00	6.3	$—
Exercisable at April 1, 2006	—

The following table summarizes the status of PacketVideo’s unvested options as of April 1, 2006 and changes during the three months ended April 1, 2006:

	Options (in thousands)	Weighted Average Grant Date Fair Value per Share(1)
Unvested at December 31, 2005	8,225	$—
Granted	131	$0.42
Forfeited	(115)	$—
Unvested at April 1, 2006	8,241	$0.01

(1)
The weighted average grant date fair value per share includes options granted prior to January 1, 2006 which have no grant date fair value assigned as NextWave has adopted the provisions of FAS 123R using the prospective transition method, whereby it continues to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply FAS 123R to all awards granted or modified after that date.

There were no exercises of stock options under this plan during the three months ended April 1, 2006. Upon option exercises under this plan, NextWave issues new shares of PacketVideo stock.

Upon consummation of a public offering of common stock by NextWave using a Form S-1 or replacement form registration statement, each outstanding option is converted into an equivalent option to purchase shares of common stock to be issued by NextWave. At the time of conversion, the exchange will be accounted for as a modification under SFAS 123R and could result in additional compensation expense.

Non-Employee Warrants and Other Unit-Based Compensation

In September 2005, NextWave issued warrants to purchase 3,000,000 membership interests of NextWave to Station 4, LLC, a strategic advisor, at an exercise price of $1.00 per warrant. At April 1, 2006, 1,000,000 of the warrants were vested and, of the remaining 2,000,000 warrants, 1,000,000 vests each on September 1, 2006 and 2007. No warrants were exercised during the three months ended April 1, 2006, and all of the warrants expire on September 1, 2010. Under a related advisory services agreement, the advisor earned $416,665 on January 15, 2006, and continues to earn $83,333 on the first day of each month thereafter, through the date of expiration of the agreement in September 2008. Such amounts are not payable in cash under any circumstances and may be used only as credits against the exercise price of the warrants when the advisor elects to exercise the warrants. If the warrant does not vest because the advisory services agreement has been terminated, the advisor will lose any warrant exercise credits that cannot be applied to exercise vested warrants. During the three months ended April 1, 2006, expense related to the warrant exercise credits totaled $0.3 million. Unamortized expense totaled $2.4 million at April 1, 2006, and will be charged to the results of operations with an offsetting increase to membership interests in the consolidated balance sheet over the remaining vesting periods. Under the agreement, in the event that the advisor makes a significant contribution to a transaction in which NextWave acquires the use of a substantial amount of certain types of spectrum as specified in the agreement, NextWave would issue to the advisor 5,000,000 in membership interests upon the completion of such transaction.

Stock-based compensation expense related to these warrants were measured using the fair value method as prescribed by SFAS No. 123, and totaled $0.1 million during the three months ended April 1, 2006. The fair value assigned to the vested increments of this warrant were estimated at the date of vest and, for the unvested increments, at April 1, 2006, using the Black-Scholes option-pricing model based on the following weighted average assumptions: contractual option term of 4.0 years, expected volatility of 51%, expected dividend yield of zero and a risk-free rate of 4.49%, resulting in a weighted average fair value of $0.44 per warrant unit. The fair value of the unvested increments will be remeasured at the end of each reporting period until vested, when the final fair value of the vesting increment is determined. Unamortized estimated stock-based compensation totaled $0.6 million at April 1, 2006, and will be charged to the results of operations with an offsetting increase to membership interests in the consolidated balance sheet over the remaining vesting periods. In accordance with the requirements of SFAS No. 123R, no entries were made in NextWave’s financial statements for the unamortized stock-based compensation.

No options or warrants were issued to non-employees during the three months ended April 1, 2006.

7.  Subsequent Events

On May 9, 2006, NextWave entered into a binding acquisition agreement to purchase all of the outstanding shares of common stock of WCS Wireless, Inc. (WCS). The total cost of the WCS acquisition is expected to be approximately $160.5 million in cash. The assets of WCS are comprised almost entirely of wireless spectrum.

In the second quarter of 2006, we entered into a lease agreement for wireless spectrum, with an initial period of ten years, with two ten-year extension options, for a total initial period lease payment of $16.0 million, payable in advance. We have paid $1.5 million into an escrow account, and upon approval of the license transfer application by the FCC, we anticipate paying the balance of $14.5 million in the third quarter of 2006.

In June 2006, NextWave received a commitment letter from Avenue Capital Corporation for a private placement of $350.0 million aggregate principal amount of senior secured notes that will be issued with an original issue discount of $52.5 million, with an interest rate of 7%, payable semiannually. In connection with the notes placement, NextWave agrees to issue warrants, at an exercise price of $0.01 per share, to purchase an aggregate of 5% of the outstanding shares of common stock of NextWave Wireless Inc at the time of issuance. The expected net proceeds of $297.5 million will be used for the purchase or lease of wireless spectrum, including the acquisition of WCS Wireless, Inc.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Board of Directors and Members
of NextWave Wireless LLC

We have audited the accompanying consolidated balance sheet of NextWave Wireless LLC and subsidiaries as of December 31, 2005, and the related consolidated statement of operations, changes in members’ equity, and cash flows for the period from April 13, 2005 (date of inception) through December 31, 2005. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NextWave Wireless LLC and subsidiaries at December 31, 2005, and the consolidated results of its operations and its cash flows for the period from April 13, 2005 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP
San Diego, California April 24, 2006, except for the final paragraph of Note 1 and paragraph 3 of Note 2, as to which the date is June 22, 2006

NEXTWAVE WIRELESS LLC
CONSOLIDATED BALANCE SHEET
(in thousands)

December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$93,649
Short-term investments	365,582
Accounts receivable, net of allowance for doubtful accounts of $391	3,712
Prepaid expenses and other current assets	9,575
Total current assets	472,518
Wireless spectrum licenses, net	45,467
Goodwill	24,782
Other intangible assets, net	18,100
Property and equipment, net	11,092
Prepaid expenses and other noncurrent assets	7,815
Total assets	$579,774

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$3,406
Accrued expenses	5,152
Current portion of long-term obligations	2,200
Deferred revenue	4,103
Current tax liability	417
Other current liabilities and deferred credits	822
Total current liabilities	16,100
Long-term deferred credits and reserves	8,306
Long-term obligations	14,934
Minority interest in subsidiary	1,070
Commitments and contingencies
Members’ equity:
Membership interests; 488,672 interests issued and outstanding as of December 31, 2005	589,354
Accumulated other comprehensive loss	(832)
Retained deficit	(49,158)
Total members’ equity	539,364
Total liabilities and members’ equity	$579,774

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands)

Inception (April 13, 2005) to December 31, 2005
Revenues	$4,144
Operating expenses:
Cost of revenues	4,573
Engineering, research and development	17,349
General and administrative	15,318
Sales and marketing	2,960
Business realignment costs	13,031
Purchased in-process research and development	6,600
Total operating expenses	59,831
Loss from operations	(55,687)
Other income (expense)
Interest income	11,051
Interest expense	(1,006)
Other income and expense, net	(20)
Total other income (expense), net	10,025
Loss before provision for income taxes and minority interest	(45,662)
Provision for income taxes	(417)
Minority interest	127
Net loss	$(45,952)

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
(in thousands)

	Membership Interests
	Units	Amount	Accumulated Other Comprehensive Loss	Retained Deficit	Total Members’ Equity	Comprehensive Loss
Capital contributions upon inception (April 13, 2005)	488,672	$588,279	$—	$—	$588,279
Accumulated deficit of variable interest entity contributed upon inception (April 13, 2005)	—	—	—	(3,206)	(3,206)
Share-based compensation for non-employee advisory services	—	1,075	—	—	1,075
Unrealized net losses on investments	—	—	(832)	—	(832)	$(832)
Net loss	—	—	—	(45,952)	(45,952)	(45,952)
Balance at December 31, 2005	488,672	$589,354	$(832)	$(49,158)	$539,364	$(46,784)

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

Inception (April 13, 2005) to December 31, 2005
OPERATING ACTIVITIES
Net loss	$(45,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	661
Amortization of intangible assets	2,926
Amortization of deferred compensation	1,075
Non-cash business realignment costs	13,031
In-process research and development	6,600
Accretion of interest expense	939
Other non-cash adjustments	(455)
Changes in operating assets and liabilities:
Accounts receivable	(406)
Deferred contract costs	(424)
Prepaid expenses and other current assets	(3,742)
Other assets	205
Accounts payable and accrued liabilities	4,758
Deferred credits and reserves	2,110
Net cash used in operating activities	(18,674)
INVESTING ACTIVITIES
Proceeds from maturities of available-for-sale securities	1,137,962
Purchases of available-for-sale securities	(1,503,544)
Cash paid for business combination, net of cash acquired	(46,621)
Payments for wireless spectrum licenses	(18,780)
Payment for investment in software development company	(4,500)
Purchase of property and equipment	(7,278)
Net cash used in investing activities	(442,761)
FINANCING ACTIVITIES
Payments on long-term obligations	(15)
Net cash used in financing activities	(15)
Net decrease in cash and cash equivalents	(461,450)
Cash and cash equivalents, beginning of period	555,099
Cash and cash equivalents, end of period	$93,649

Supplemental Cash Flow Information:

Cash paid for taxes and interest during the period from inception (April 13, 2005) to December 31, 2005, totaled $0.2 million and zero, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NextWave, Summary of Significant Accounting Policies and Significant Accounts

NextWave Wireless LLC (together with its subsidiaries, “NextWave”) is an early-stage wireless technology company engaged in the development of next-generation mobile broadband and wireless multimedia products, technologies and services. We are developing proprietary chipsets and related network and device products based on the IEEE 802.16e WiMAX standard that we believe will significantly improve the performance and economics of fixed and mobile WiMAX networks. A key design objective of our products and technologies is to improve the ability of mobile WiMAX to cost effectively handle the large volume of network traffic that we believe Voice Over Internet Protocol (“VoIP”) telephony, high speed web-surfing and next-generation wireless multimedia applications such as high resolution streaming video, high fidelity streaming audio and interactive real-time gaming will generate. We intend to market our 802.16e WiMAX compliant products and technologies under the WiMAXplus trademark (“WiMAXplus™”) to network infrastructure and device manufacturers and network operators worldwide. To stimulate demand for our WiMAXplus products, we plan to partner with service providers to build and operate 802.16e WiMAX compliant networks that operate on our licensed spectrum and utilize network and device equipment which incorporate our WiMAXplus products and technologies. In addition, through our PacketVideo subsidiary, we are one of the world’s leading providers of embedded multimedia software for mobile phones. We believe our WiMAXplus enhanced network and subscriber solutions, combined with our wireless multimedia software products and our spectrum assets, will offer wireless service providers, cable operators, multimedia content distributors, applications service providers and Internet service providers a platform to provide advanced wireless broadband services to their customers. To facilitate the deployment of our WiMAXplus network solutions, we have accumulated a spectrum footprint across the U.S. covering a population of over 93 million people, or POPs, that includes the New York, Los Angeles, Boston and Houston markets.

Inception of NextWave Wireless LLC

NextWave Wireless Inc. (“Old NextWave Wireless”) was formed in 1996 as a wholly-owned operating subsidiary of NextWave Telecom, Inc. (“NTI”), which sought to develop a nationwide CDMA-based personal communication services (“PCS”) network. In 1998, Old NextWave Wireless, together with NTI and its other subsidiaries (the “NextWave Telecom group”), filed for protection under Chapter 11 of the United States Bankruptcy Code. In December 2004, Old NextWave Wireless was converted from a corporation to a limited liability company. On March 1, 2005, the Bankruptcy Court confirmed the plan of reorganization of the NextWave Telecom group. The cornerstone of the plan was the sale of NTI and its subsidiaries, excluding Old NextWave Wireless, to Verizon Wireless for approximately $3.0 billion. With the proceeds of the Verizon sale, as well as the proceeds of prior PCS spectrum license sales to Cingular Wireless, Verizon Wireless and MetroPCS, all creditors of the NextWave Telecom group were paid in full and the NTI equity holders received an aggregate cash distribution of approximately $2.6 billion. In addition, the plan provided for the capitalization and distribution to the NTI equity holders of a new wireless technology company that would bear the NextWave name. Pursuant to the plan, on April 13, 2005, the NextWave Telecom group abandoned substantially all of its PCS assets other than the spectrum licenses and all remaining non-PCS assets and liabilities were contributed to Old NextWave Wireless. Immediately thereafter limited liability company interests (“LLC Interests”) in NextWave were distributed to the NTI equity holders and NextWave was capitalized with $550.0 million in cash. Through this process, Old NextWave Wireless was reconstituted as a company with a new capitalization and a new wireless technology business plan. The significant underlying assets contributed to NextWave included NTI’s residual cash referred to above, the common stock of NextWave Broadband Inc., the convertible Series A Preferred Stock and notes receivable from CYGNUS Communications, Inc. (“CYGNUS”), and wireless spectrum licenses from the Federal Communications Commission (“FCC”) useful to NextWave or its new wireless technology business. Pursuant to the plan, the NTI shareholders received undivided interests in the underlying assets of NextWave as part of their consideration for the redemption of their NTI shares, which was followed by the deemed contribution of these undivided interests to NextWave in return for unit membership interests in NextWave.

The assets and liabilities contributed to NextWave on April 13, 2005, were recorded at their carryover basis, which NextWave believes approximated fair value, at that date and include the assets and liabilities of CYGNUS at their respective book values, including cash of $5.1 million, which are consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46 (Revised) (“FIN 46(R)”). A summary of the consolidated assets and liabilities contributed to NextWave on April 13, 2005 is as follows:

(in thousands)
Cash	$555,099
Prepaid expenses and other current assets	1,240
Property and equipment, net	9,706
Wireless spectrum licenses	33,597
Goodwill	4,619
Deposits and other noncurrent assets	369
Lease obligations for wireless spectrum licenses	(16,107)
Accrued lease liability	(1,260)
Accrued expenses and other current liabilities	(1,120)
Minority interest in variable interest entity	(1,070)
Accumulated deficit of variable interest entity	3,206
Total membership interests	$588,279

Principles of Consolidation and Strategic Investments

NextWave’s consolidated financial statements include the assets, liabilities and operating results of its wholly-owned subsidiaries and variable interest entity in which NextWave is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

NextWave has determined that it is the primary beneficiary of CYGNUS and its subsidiaries under FIN 46(R) due to its convertible preferred stock ownership rights, notes receivable with conversion rights, contribution of capital and debt in relation to total capital and debt, and representation on the board of directors. CYGNUS is an early stage company that develops innovative hardware products that NextWave believes will help advance NextWave’s wireless broadband services. Assets and liabilities of CYGNUS, including loans from NextWave, totaled $11.2 million and $18.7 million, respectively, at December 31, 2005. NextWave’s investment, including loans, in CYGNUS totaled $19.9 million at December 31, 2005, representing NextWave’s maximum exposure to loss. Creditors of CYGNUS do not have recourse against the general credit of NextWave as a result of including CYGNUS in NextWave’s consolidated financial statements.

The equity method of accounting is used for NextWave’s October 2005 investment in preferred stock of Hughes Systique, an early stage software development services company. NextWave’s share in the income or loss is determined by applying the equity method of accounting using the “hypothetical-liquidation-at-book-value” method. Under the hypothetical-liquidation-at-book-value method, the investor’s share of earnings or losses is determined based on changes in the investor’s claim in the book value of the investee. Additionally, the carrying value of investments accounted for using the equity method of accounting is adjusted downward to reflect any other-than-temporary declines in value. A loss of $159,000 is included in general and administrative expenses in the consolidated statement of operations during the period from inception (April 13, 2005) to December 31, 2005, and represents NextWave’s share of losses in the early stage company since its investment in October 2005. The carrying value of this investment at December 31, 2005, totaled $4.3 million, which is reported in other noncurrent assets in the consolidated balance sheet, represents NextWave’s maximum exposure to loss.

Minority Interest

The common stockholders’ interests in net losses of CYGNUS are reported as minority interest in the Consolidated Income Statement to the extent of their capital balances. The excess, and any further losses, applicable to the common stockholders are included in NextWave’s net loss as there is no obligation on the part of CYGNUS’ common stockholders to make good such losses. However, if future earnings do materialize, NextWave would report income to the extent of such losses previously absorbed.

As the sole holder of convertible Series A Preferred Stock of CYGNUS, and in preference to holders of CYGNUS Series B Preferred Stock and common stock, NextWave is entitled to receive each year cumulative cash dividends payable when and as declared by the CYGNUS board of directors at a rate of $0.08 per share. No dividends shall be paid or declared to the holders of CYGNUS common stock and no dividend shall be paid to the Series B Preferred Stock until all cumulative dividends have been paid on the Series A Preferred stock. There were no shares of Series B Preferred stock outstanding at December 31, 2005. No dividends were paid or declared on the CYGNUS Series A Preferred Stock during the period from inception (April 13, 2005) to December 31, 2005.

NextWave has the option to convert all or any portion of the principal or interest receivable from the underlying notes into shares of Series A Preferred Stock at a price of $1.00 per share. Principal and interest receivable on these notes totaled $18.0 million at December 31, 2005, and is eliminated in consolidation. NextWave also has the option to convert its shares of Series A Preferred Stock into shares of common stock of CYGNUS at a conversion price determined by dividing $1.00 by the senior original issue price as defined in CYGNUS’ articles of incorporation. No notes receivable or preferred shares were converted during the period from inception (April 13, 2005) to December 31, 2005.

The ownership interests of Class A, C and D shares of a subsidiary of CYGNUS, which total $1.1 million at December 31, 2005, are reported as minority interest in the Consolidated Balance Sheet. The shares are non-voting and are not entitled to any distributions upon liquidation, dissolution or winding-up of the subsidiary. The Class A shares are redeemable or will become redeemable upon the achievement of certain milestones for CYGNUS Series B Preferred Shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues, Cost of Revenues and Deferred Contract Costs

NextWave derives revenue principally from contracts to provide embedded multimedia software products for mobile devices and related royalties.

For software arrangements with multiple elements, such as those that include rights to software products, customer support, and training services, NextWave allocates revenue to each component of the arrangement based on objective evidence of its fair value, which is specific to NextWave. The objective evidence for each element is based on the sale price of each element when sold or offered for sale separately.

Revenues from software products are generally recognized when the products are delivered. Revenues from customer support and training services are recognized on a straight-line basis over the life of the contract. For engineering design contracts, NextWave recognizes revenue pursuant to the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and specifically follows guidance under Percentage of Completion (“POC”). Under the POC method, revenues are recognized on the basis of contract completion to-date or using actual costs incurred to total expected costs under the contract, resulting in the recognition of unbilled receivables or the deferral of costs or profit on these contracts. Deferred costs include all direct material and labor costs and those indirect costs related to contract performance and are reported as deferred contract costs in the consolidated balance sheet. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Amounts received from customers in excess of revenues earned under the POC method are recorded as advance payments from customers and reported as unearned revenue in the consolidated balance sheet.

Revenues from time and material contracts are recorded at agreed-upon billing rates at the time services are provided.

NextWave earns royalties on licensed embedded multimedia products sold worldwide by its licensees at the time that the licensees’ sales occur. NextWave’s licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter. Royalty revenues are recognized when reported by licensees to NextWave and totaled $1.0 million during the period from the acquisition of PacketVideo (July 28, 2005) to December 31, 2005.

Engineering, Research and Development

Engineering, research and development costs are expensed as incurred, except for burdened direct costs associated with revenue from contract engineering services performed by NextWave and software development costs capitalized after technological feasibility.

NextWave accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs, and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS No. 86 specifies that costs incurred internally in researching and developing a software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. NextWave has determined that technological feasibility is reached when a working model of the software is completed and has been confirmed by testing, which is generally shortly before the products are available for general release to customers. Through December 31, 2005, costs incurred after technological feasibility is established are not material, and accordingly, NextWave has expensed all research and development costs when incurred.

Business Realignment Costs

Business realignment costs for the period from inception (April 13, 2005) to December 31, 2005 were $13.0 million and include non-cash impairment costs of $5.9 million for certain hardware and service costs deemed to have no value in consideration of current technology and marketing trial plans in Henderson, Nevada. The impairment loss recognized was equal to the carrying value of impaired assets. Additionally, upon emergence, NextWave assumed certain future purchasing obligations regarding the procurement of network services, up to a contract value of $30.0 Million, which had a termination liability equal to $9.0 million, less 30% of the contract value utilized subsequent to emergence and prior to termination. In October 2005, upon completion of a business review of its planned market trial plans in Henderson, Nevada and other markets, NextWave determined that it can not reasonably foresee meeting its minimum purchase obligations under this agreement. NextWave is presently contracting for these network services with this vendor, and upon conducting a detailed review of its current and future network service requirements, an accruable event was deemed to have occurred and a $7.1 million impairment loss was recognized in October 2005.

Income Taxes

Income taxes are accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

Cash and Cash Equivalents and Short-term Investments

NextWave considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2005, consisted primarily of money market funds and commercial paper. The carrying amounts approximate fair value due to the short maturities of these instruments.

At December 31, 2005, all marketable debt securities have been categorized as available-for-sale and are reported at fair value. Unrealized gains and losses are reported in other comprehensive income in members’ equity, unless the decline in value is deemed to be other-than-temporary, in which case the loss is charged to expense. Realized gains and losses are included in interest income in the Consolidated Statement of Operations. The cost of securities sold is based on the specific identification method and there were no gross realized gains or losses related to sales of available-for-sale investments during the period from inception (April 13, 2005) to December 31, 2005. Maturities and gross unrealized gains (losses) at December 31, 2005 are as follows:

		Gross Unrealized
(in thousands)	Amortized Cost	Gains	Losses	Fair Value
Municipal securities	$280,767	$1	$(34)	$280,734
U.S. Treasury and Agency obligations	55,117	—	(451)	54,666
Corporate notes	30,524	—	(342)	30,182
	$366,408	$1	$(827)	$365,582

		Gross Unrealized
(in thousands)	Amortized Cost	Gains	Losses	Fair Value
Maturities within one year	$251,107	$—	$(84)	$251,023
Maturities after one year through two years	115,301	1	(743)	114,559
	$366,408	$1	$(827)	$365,582

NextWave regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, NextWave considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, analyst recommendations, any news that has been released specific to the investee and the outlook for the overall industry in which the investee operates. NextWave also reviews the financial statements of the investee to determine if the investee is experiencing financial difficulties and considers new products/services that the investee may have forthcoming that will improve its operating results. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, NextWave records a charge to investment income (expense).

Investments considered to be temporarily impaired at December 31, 2005 are as follows:

		Less than 12 months of Temporary Impairment		12 months or More of Temporary Impairment		Total
(in thousands)	Number of investments	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal securities	71	$231,085	$(31)	$49,649	$(3)	$280,734	$(34)
U.S. Treasury and Agency obligations	7	15,916	(52)	38,750	(399)	54,666	(451)
Corporate notes	4	4,022	(1)	26,160	(341)	30,181	(342)
Total temporarily impaired securities		$251,023	$(84)	$114,559	$(743)	$365,582	$(827)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded according to contractual agreements. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required.

The allowance for doubtful accounts is estimated based on NextWave’s historical losses, the existing economic conditions, and the financial stability of its customers. Receivables are written-off in the period that they are deemed uncollectible.

At December 31, 2005, gross accounts receivable, consisted of $3.6 million and $79,000 in billed and unbilled receivables, respectively.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Direct external costs of developing software for internal use are capitalized through implementation of the software. Maintenance, repairs, and minor renewals and betterments are charged to expense as incurred.

Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Property and equipment, net, consists of the following at December 31, 2005:

(in thousands)	Estimated Useful Life (in years)
Furniture and equipment	2-10	$7,071
Purchased software	2-3	3,459
Leasehold improvements	3-5	879
Construction in progress	N/A	380
		11,789
Less: Accumulated depreciation		(697)
Total property and equipment, net		$11,092

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless licenses that are purchased from third parties or in spectrum auctions held by the FCC are initially recorded at fair value, which is the purchase price paid for the license at the time of acquisition plus legal costs incurred to acquire the intangible asset. NextWave has determined that its BRS and WCS wireless spectrum licenses meet the definition of indefinite-lived intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets”. The wireless spectrum licenses may be renewed every ten years for a nominal fee, provided that NextWave continues to meet the service and geographic coverage provisions required by the FCC. These indefinite-lived licenses are evaluated annually to determine whether events and circumstances continue to support an indefinite useful life. If NextWave subsequently determines that a license has a finite useful life, the license is tested for impairment and then amortized prospectively over its estimated remaining useful life.

Wireless licenses for which NextWave has acquired lease rights from third parties have finite lives and are amortized over the contractual life of the lease. Such licenses are the EBS licenses for which NextWave has entered into long-term leases.

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested annually for impairment and in interim periods if events occur indicating that the carrying value of goodwill may be impaired. NextWave completed its annual testing for 2005 and determined that its recorded goodwill was not impaired. CYGNUS completed a business acquisition in March 2005, prior to the inception of NextWave, whereby $4.6 million in excess purchase price over acquired tangible assets was temporarily allocated to goodwill, pending a final determination of the fair values of intangible assets acquired. This purchase price allocation is preliminary and a final determination of the required purchase accounting adjustments will be made in 2006 upon the completion of the purchase accounting for NextWave’s subsequent acquisition of the common stock in CYGNUS in February 2006.

Intangible assets consist of the following at December 31, 2005:

(dollars in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Leased wireless spectrum licenses	15 years	$31,347	$1,510
Purchased technology	7 years	8,600	555
Purchased customer base	8 years	5,700	321
Non-compete agreements	4 years	2,800	537
Other	3 years	16	3
		$48,463	$2,926
Intangible assets not subject to amortization:
Goodwill		$24,782
Wireless spectrum licenses		15,630
Purchased tradenames and trademarks		2,400
		$42,812

Aggregate amortization expense for intangible assets for the period from inception (April 13, 2005) through December 31, 2005 was $2.9 million. In conjunction with the acquisition of PacketVideo, $6.6 million of the purchase price was allocated to in-process research and development and expensed in the consolidated statement of operations for the period from inception (April 13, 2005) through December 31, 2005.

The estimated aggregate amortization expense for amortized intangible assets owned as of December 31, 2005 for each of the five succeeding fiscal years is as follows:

(in thousands)
Years Ending December 31,
2006	$4,735
2007	4,735
2008	4,731
2009	4,365
2010	4,072
Thereafter	22,899
$45,537

 Long-Lived Assets

NextWave investigates potential impairments of its long-lived assets on an annual basis, and more frequently when there is evidence that events or changes in circumstances may have made recovery of an asset’s carrying value unlikely, including changes in the strategic significance of the asset. An impairment loss is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. If an asset is considered to be impaired, the impairment loss recognized is the amount by which the carrying value of the assets exceeds the fair value of the asset. For the period from inception (April 13, 2005) to December 31, 2005, business realignment costs in the consolidated statement of operations includes impairment losses of $5.9 million. The impairment loss recognized was equal to the carrying value of impaired assets.

Unit- and Share-Based Compensation

NextWave records compensation expense for employee and non-employee directors unit and stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Because NextWave establishes the exercise price based on the deemed fair market value of NextWave’s stock at the date of grant, the stock options have no intrinsic value upon grant, and therefore no expense is recorded. Option or warrant awards issued to non-employees or awards issued to non-employee directors for services unrelated to their role as a director are recorded at their fair value as determined in accordance with Financial Accounting Standards Board Statement No. 123 (SFAS 123) “Accounting for Stock-based Compensation”, and Emerging Issues Task Force (EITF) 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services”, and are periodically revalued as the options or warrants vest and are recognized as expense over the related service period.

As required under SFAS 123, and SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure,” the pro forma effects of unit- and share-based payments on net loss have been estimated at the date of grant using the minimum-value option-pricing model based on the following assumptions for each of three separate option plans administered by NextWave and two of its subsidiaries for the period from inception (April 13, 2005) to December 31, 2005:

	NextWave Wireless LLC 2005 Units Plan	CYGNUS Communications, Inc. 2004 Stock Option Plan	PacketVideo Corporation 2005 Equity Incentive Plan
Weighted average risk-free interest rate	3.71%	4.00%	3.92%
Weighted average expected life (in years)	2.9	3.5	3.2
Expected stock price volatility	0%	0%	0%
Expected dividend yield	0%	0%	0%
Weighted average fair value of options granted	$0.10	$0.00(1)	$0.12

(1) The weighted average fair value rounds to less than $0.01.

The minimum-value model is similar to the Black-Scholes model however the minimum-value method assumes no volatility due to the lack of trading history. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. This model does not consider the employment, transfer or vesting restrictions that are inherent in NextWave’s employee unit and stock options. Use of an option valuation model, as required by SFAS 123, includes highly subjective assumptions based on long-term predictions and average life of each unit and stock option grant. Because NextWave’s unit- and share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect NextWave’s estimate of the fair values, in NextWave’s opinion, existing valuation models may not be reliable single measures of the fair values of NextWave’s share-based payments.

For purposes of pro forma disclosures, the estimated fair value of unit- and share-based payments is assumed to be amortized to expense over the vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net loss were as follows for the period from inception (April 13, 2005) to December 31, 2005:

(in thousands)
Net loss, as reported	$(45,952)
Less: Unit- and share-based employee compensation expense determined under the fair value based method for all awards, with no related tax benefit	(333)
Pro forma net loss	$(46,285)

Litigation

NextWave is currently involved in certain legal proceedings. Although there can be no assurance that unfavorable outcomes in any of these matters would not have a material adverse effect on its operating results, liquidity or financial position, NextWave believes the claims are without merit and intends to vigorously defend the actions. NextWave estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. It records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, NextWave records the minimum estimated liability related to the claim. As additional information becomes available, NextWave assesses the potential liability related to its pending litigation and revises its estimates. It has not recorded any accrual for contingent liability associated with its legal proceedings based on its belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions in its estimates of the potential liability could materially impact its results of operations.

Foreign Currency

NextWave’s foreign subsidiaries use the U.S. dollar as their functional currency. Accordingly, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses associated with monetary assets and liabilities are translated at the rates of exchange that approximate the rates in effect at the transaction date. Non-monetary assets and liabilities and related elements of revenues, expenses, gains and losses are translated at historical rates. Resulting exchange gains or losses of these foreign investees are recognized in the consolidated statements of operations.

For the period from inception (April 13, 2005) to December 31, 2005, net foreign currency exchange losses included in NextWave’s consolidated statement of operations totaled $20,000.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive income includes unrealized gains and loses that are excluded from the consolidated statement of operations and are reported as a separate component in members’ equity. These unrealized gains and losses represent those on marketable securities that are classified as available-for-sale, and totaled $0.8 million in unrealized losses at December 31, 2005.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) revised Statement No. 123, “Share-Based Payment” (“SFAS 123R”), which requires companies to expense the estimated fair value of employee stock options and similar awards. On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R are effective for NextWave beginning January 1, 2006. NextWave expects to adopt the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date. NextWave will no longer provide the pro forma disclosures in reports issued for periods ending after December 31, 2005 as SFAS 123R also precludes companies that use the minimum value method for pro forma disclosure from continuing to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB 25. NextWave will use the Black-Scholes valuation model as the method for determining the fair value of its equity awards that are issued after January 1, 2006 and will incur expense during 2006 and future years for new awards granted during those periods that cannot yet be quantified. NextWave is in the process of determining how the guidance regarding valuing share-based compensation as prescribed in SFAS 123R will be applied to valuing share-based awards granted after the effective date and the impact that the recognition of compensation expense related to such awards will have on its financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”), and Statement of Financial Accounting Standard No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 requires retrospective application to prior periods’ financial statements for reporting a voluntary change in accounting principle, unless impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This standard also distinguishes between retrospective application and restatement. It redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not believe the adoption of SFAS No. 154 will have a significant effect on its consolidated financial statements.

Reclassification

To conform to the current presentation in the financial statements for the quarter ended April 1, 2006, a reclassification of $1.5 million in amortization expense of leased wireless spectrum assets was made from previously reported amounts for engineering, research and development expense to general and administrative expense in the consolidated statement of operations for the period from inception (April 13, 2005) to December 31, 2005. This reclassification had no effect on reported operating expenses.

2.	Business Combination

Acquisition of PacketVideo

On July 19, 2005, NextWave acquired all of the outstanding common and preferred stock of PacketVideo Corporation (“PacketVideo”), a provider of multimedia software for mobile handsets and other converged devices. The primary reason for the acquisition is intended to accelerate the time-to-market and growth plans for embedded multimedia software products and services, which fits NextWave’s overall strategy of rapidly increasing the capability of wireless devices and affording wireless carriers and subscriber handset manufacturers opportunities for product differentiation and revenue enhancements.

The total cost of the acquisition of $46.6 million included cash paid for common and preferred stock of $46.5 million and closing costs of $0.4 million, less cash acquired of $0.3 million. Under the purchase method of accounting, the purchase price was preliminarily allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition as follows:

(in thousands)
Accounts receivable	$3,498
Deferred contract costs	474
Prepaid expenses and other current assets	792
Property and equipment	679
Goodwill	20,163
Intangible assets	26,100
Deposits and other noncurrent assets	825
Accounts payable, accrued expenses and other current liabilities	(3,047)
Deferred revenue	(2,343)
Noncurrent deferred rent	(520)
Total acquisition cost	$46,621

The excess of the purchase price over the acquired net assets was $20.2 million and has been allocated to goodwill in the consolidated balance sheet. The amount allocated to intangible assets and their respective amortizable lives were based in part on input received from a third party valuation specialist and is attributed to the following categories:

(dollars in thousands)	Life	Amount
Purchased technology	7 years	$8,600
Customer relationships	8 years	5,700
In-process research and development	none	6,600
Non-compete agreements	4 years	2,800
Purchased tradenames and trademarks	indefinite	2,400
		$26,100

Purchased in-process research and development costs relate to development projects which had not yet reached technological feasibility and had no alternative future uses at the date of acquisition. These costs were expensed in the consolidated statement of operations at the date of acquisition. An experienced technological employee base and operations in a specialized niche in the wireless industry were among the factors that contributed to a purchase price resulting in the recognition of goodwill.

The results of PacketVideo’s operations have been included in the accompanying consolidated financial statements from the date of acquisition.

Pro Forma Results

The following unaudited pro forma information assumes that the acquisition of PacketVideo occurred at inception (April 13, 2005). These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on April 13, 2005, or of future results of operations. The unaudited pro forma results for the period from inception (April 13, 2005) to December 31, 2005 are as follows:

(in thousands) (unaudited)
Revenues	$8,449
Net loss(1)	$(48,659)

(1)	Includes a nonrecurring charge of $6.6 million for the write-off of purchased in-process research and development costs.

3.	Concentrations of Risks and Geographic Areas

Concentration of Risks

A significant portion of NextWave’s revenues is concentrated with a limited number of customers within the wireless telecommunications market. For the period from inception (April 13, 2005) to December 31, 2005, three customers accounted for 22%, 14% and 11% of NextWave’s revenues. Aggregated accounts receivable from one customer accounted for 47% of total gross accounts receivable at December 31, 2005. No other single customer accounted for 10% or more of net revenues during the period from inception (April 13, 2005) to December 31, 2005 or gross accounts receivable at December 31, 2005.

NextWave maintains its cash and cash equivalents in accounts which, at times, exceed federally insured deposit limits. NextWave has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk on these accounts.

Geographic Areas

Revenues by geographic area during the period from inception (April 13, 2005) to December 31, 2005 is as follows:

(in thousands)
Revenues from customers located in:
United States	$1,858
Japan	1,324
Europe	552
Rest of the world	410
Total net revenues	$4,144

Long-lived assets consist of property and equipment and investments in unconsolidated businesses and comprised 97% and 3% of total long-lived assets in the United States and all other foreign countries, respectively, at December 31, 2005.

4.	Related Party Transactions

On July 18, 2005, NextWave issued options to purchase 500,000 limited liability company interests to Manchester Financial Group LP ("Manchester Financial") as consideration for services rendered in connection with NextWave's acquisition of certain licensed spectrum leases. The options are immediately vested and have a one year term and an exercise price of $1.00 per interest. The fair value of these options was estimated at the date of grant to be $108,000 using the “Black Scholes” method of option pricing with the following assumptions: risk free interest rate of 3.64%, dividend yield of 0%, expected volatility of 51% and an expected life of 1 year. The fair value was recorded to general and administrative expense at the date of grant. Douglas (Papa Doug) Manchester, a member of our Board of Managers, is the controlling shareholder of the general partner of Manchester Financial.

5.	Long-Term Obligations

Long-term obligations at December 31, 2005 primarily represent remaining, discounted lease obligations for a wireless spectrum license through 2019 of $17.0 million. The remaining lease obligations, which are due in January of each year, have been recorded at present value using an imputed interest rate of 8%. The lease agreement contains three renewal options for 15 years each to extend the term of the lease. Long-term obligations also include a repayable industrial research assistance contribution from the Canadian government totaling $87,000, due in 2010. In addition to the lease obligations, beginning in 2009, the lease agreement provides for the payment of royalties based on .25% of NextWave’s gross revenues, subject to an annual cap of $1.8 million. Payments due on these obligations during each of the five years subsequent to December 31, 2005, are as follows:

(in thousands)
Years Ending December 31,
2006	$2,200
2007	2,200
2008	2,200
2009	1,800
2010	1,800
Thereafter	16,287
26,487
Less unamortized discount	(9,353)
Less current portion	(2,200)
Total long-term obligations	$14,934

6.	Commitments and Contingencies

Wireless Licenses

NextWave has agreed to purchase wireless spectrum licenses for $81.6 million, of which $5.4 million has been paid into escrow and is included in prepaid and other current assets in the consolidated balance sheet at December 31, 2005. The purchase transactions are expected to close in 2006. At December 31, 2005, NextWave also entered into a definitive agreement, contingent on approval of license transfer from the FCC, to lease spectrum with payments of $1.6 million in 2006 and annual payments of $0.4 million from 2007 to 2015.

Services and Other Agreements

NextWave enters into non-cancelable software license agreements and agreements for the purchase of software development and engineering services to facilitate and expedite the development of software modules and applications required in its WiMAX development activities. The services agreements contain provisions for minimum commitments based on the number of team members and their respective billing rates. Amounts paid under these contracts, which expire on various dates through 2008, totaled $2.1 million during the period from inception (April 13, 2005) to December 31, 2005. Estimated future minimum payments due under the terms of these agreements during each of the five years subsequent to December 31, 2005, are as follows:

(in thousands)
Years Ending December 31,
2006	$5,769
2007	4,972
2008	7,191
Total	$17,932

Capital Expenditures

In July 2005, NextWave entered into a purchase agreement for an office building in Henderson, Nevada for $8.2 million, plus related interior construction costs of approximately $2.5 million. The interior construction costs are payable in the third quarter of 2006. Construction is estimated to be completed during the fourth quarter of 2006, at which time NextWave expects to occupy the facility and the total purchase price will be due and payable.

Operating Leases

NextWave leases its office and research facilities, cell sites and certain office equipment under noncancellable operating leases expiring on various dates through 2011. NextWave recognizes rent expense on a straight-line basis over the respective lease terms. As a result, any differences between recognized rent expense and required upfront rental payments upon execution that reduce future rental payments is recorded as unapplied prepaid rent and any difference between rent expense and rent payments that are reduced by cash or rent abatements is recognized as deferred rent. At December 31, 2005, unapplied prepaid rent totaled $0.1 million and is included in prepaid expenses and other current assets in the consolidated balance sheet and deferred rent totaled $0.6 million, of which $0.1 million is included in other current liabilities and $0.5 million is included in long-term deferred credits and reserves in the consolidated balance sheet.

Certain commitments have renewal options extending through the year 2013. Rent expense under these operating leases was $2.7 million for the period from inception (April 13, 2005) through December 31, 2005. Sublease income totaled $0.7 million for the period from inception (April 13, 2005) through December 31, 2005.

Future minimum lease payments under noncancellable operating leases, net of sublease rentals at December 31, 2005, are as follows:

(in thousands)	Lease Commitments	Sublease Rentals	Net
Years Ending December 31,
2006	$5,162	$(1,533)	$3,629
2007	4,522	(893)	3,629
2008	4,198	-	4,198
2009	3,357	-	3,357
2010	840	-	840
Thereafter	17	-	17
	$18,096	$(2,426)	$15,670

 Indemnification of NextWave Telecom Inc. and Verizon Wireless Corp.

In connection with the sale of NTI and its subsidiaries to Verizon Wireless Inc. (“Verizon”), NextWave agreed to indemnify NTI and its subsidiaries against all pre-closing liabilities of NTI and its subsidiaries and against any violation of the Bankruptcy Court injunction against persons having claims against NTI and its subsidiaries, with no limit on the amount of such indemnity. NextWave is not currently aware of any such liabilities that remain following the plan of reorganization and Verizon has not made any indemnity claims.

A total of $165.0 million is currently held in escrow (the “Escrow Amount”) in order to satisfy any amounts due to Verizon in the event that the consolidated net loss of the NextWave Telecom group for the taxable year commencing on January 1, 2005, and ending on April 13, 2005 is, subject to certain adjustments, less than $1.362 billion, to cover any tax deficiencies for the pre-closing tax period, and to cover other indemnifiable losses relating to NTI and its subsidiaries, as described above. The Escrow Amount will be released in accordance with the escrow agreement upon the expiration of the applicable statute of limitations (including extensions thereof) relating to the tax matters addressed above. In addition, if at any time the Escrow Amount exceeds the amount, in the reasonable judgment of Verizon of the potential remaining indemnifiable losses described above, or if former equity holders of NTI have a final resolution with the IRS with respect to certain tax matters, such excess will be released. Verizon has a first-priority perfected security interest in the Escrow Amount.

To the extent that former equity holders of NTI are ultimately entitled to receive $80.8 million of the Escrow Amount, the FCC will, in accordance with the terms of the global settlement agreement entered into in connection with the plan of reorganization, be entitled to a sharing payment equal to 20% of any additional amounts to be released thereafter, up to a total potential sharing payment of $16.8 million. The first $0.8 million of the sharing payment will be paid to the FCC from a separate sharing payment escrow previously established for the benefit of the FCC. Any Escrow Amount that former equity holders of NTI are entitled to receive in excess of amounts payable to the FCC must be applied to redeem, pro rata, the $149.0 million of Non-Recourse Secured Notes issued as part of the plan of reorganization and described below. Accordingly, NextWave is merely a conduit to distribute amounts, if any, to the former equity holders of NTI and the FCC and will not receive any of the Escrow Amount.

As part of the plan of reorganization, NextWave issued $149.0 million of Non-Recourse Secured Notes to the former equity holders of NTI. The notes bear no interest and mature on April 13, 2055. Any claims under the notes will only be satisfied by any released Escrow Amount, net of payments due to the FCC. In the event the escrow is terminated before the maturity date and all released amounts have been paid to the note holders, any notes then outstanding will be null, void and of no effect. No holder of any notes will have any recourse against NextWave or its assets or its affiliates, except to the extent that NextWave receives any portion of the released Escrow Amount or otherwise does not comply with the indenture governing the notes or the related agreements.

NextWave has not included in the accompanying financial statements any amounts related to the Notes and the Escrow Amount due to their contingent nature and the inability to estimate the amount, if any, that will be released from escrow or paid to redeem the Notes.

Legal Proceedings

Finney v. NextWave

United States ex rel. Finney v. NextWave Telecom Inc. is a qui tam action filed in federal court in the Southern District of New York, with a corresponding administrative claim in bankruptcy court. Finney (the relator) alleges principally that NTI and other defendants, including NextWave Wireless, failed to disclose the existence of a federal statute - the Federal Credit Reform Act - to various agencies of the federal government and to the federal courts. She asserts that decisions issued by the bankruptcy court, the U.S. Court of Appeals for the D.C. Circuit, and the Supreme Court of the United States in connection with the NextWave Telecom group’s reorganization efforts were all flawed because they overlooked the relevance of that statute. She alleges that NTI and the other defendants should be held liable because it failed to bring the statute to the attention of these government agencies and courts and seeks damages of more than $9 billion.

The defendants filed a motion to dismiss on numerous grounds, including that the government was well aware of the existence of the Act, that it is not a false claim to fail to inform the government of the existence of a federal statute, that Finney’s claim was effectively a collateral challenge to the decisions of the bankruptcy court and the Supreme Court, and that the action is barred by virtue of the Global Settlement with the FCC and the consummation of the Verizon acquisition and the bankruptcy reorganization.

On February 24, 2006, the district court issued an order adopting the defendants’ principal arguments and proposing to dismiss the complaint in its entirety. Prior to dismissing, the district court asked the United States for its consent, and, on March 2, 2006, the United States consented to dismissal. On April 21, 2006, the District Court ruled that defendants were entitled to an award of legal fees. The court has referred the matter to a Magistrate to fix the amount of the fee award.

Finney has now filed a notice of appeal to the United States Court of Appeals for the Second Circuit. NextWave expects to join with the other defendants to promptly file a motion to have the appeal dismissed or the decision below affirmed. NextWave believes that the claims made by Finney are meritless and in fact frivolous and expects that it will prevail on appeal.

Other Disputes

NextWave currently is a party to various other legal proceedings that arise in the ordinary course of NextWave’s business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on NextWave’s financial position, cash flows or overall trends in results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. For example, NextWave is currently engaged in two separate disputes relating to leases of EBS spectrum covering approximately 1 million POPs in the Tom’s River, New Jersey geographic area. In each case, the lessor has claimed that NextWave is in breach of the terms of the lease and, in one case, has claimed that the lease has been terminated. While NextWave believes these claims are without merit, any adverse resolution would not have a material adverse effect on NextWave’s business, results of operations or financial condition.

7.	Income Taxes

The provision for income taxes during the period from inception (April 13, 2005) to December 31, 2005 is as follows:

(in thousands)
Current:
Federal	$258
State	7
Foreign	152
$417

A reconciliation of the tax expense at statutory and actual tax rates at December 31, 2005 is as follows:

(in thousands)
Federal	$(15,937)
State	(2,433)
Change in valuation allowance	17,112
Other	1,675
Total income tax expense	$417

NextWave Wireless LLC is classified as a partnership for U.S. federal and state income tax purposes. Therefore, its income generally is not subject to federal or state income tax at the entity level. Its income passes through to its members, where it is subject to income tax at the member level. NextWave's corporate subsidiaries are subject to federal, state and foreign income taxes. Accordingly, NextWave's provision for income taxes consists of the aggregate of such taxes imposed on the corporate subsidiaries.

As of December 31, 2005 NextWave had approximately $62.0 million in federal net operating losses that will begin to expire beginning 2018. As of December 31, 2005, NextWave had approximately $52.0 million in state net operating losses that will begin to expire beginning 2006. Any utilization of NOL carryforwards and foreign tax credits are subject to an annual limitation due to the ownership change limitations provided by Internal Revenue Code Section 382 and similar state provisions. In addition, NextWave has a limited history of operations and it is uncertain at this time whether it will be able to utilize these carryforwards. As of December 31, 2005 NextWave had approximately $2.2 million of California tax credit carryforwards that carryforward indefinitely.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. As of December 31, 2005, NextWave had net deferred tax assets of $41.4 million which are fully offset by a valuation allowance. The net deferred tax assets consist primarily of net operating loss carryforwards, foreign tax credits, start up costs, and other accruals. A valuation allowance was established for deferred income tax assets because, due to a limited operating history, it cannot be reasonably assured that deductible temporary differences and net operating loss carryforwards can be realized through future taxable income.

Deferred income taxes consist of the following at December 31, 2005:

(in thousands)
Net operating loss carryforwards	$26,390
Capitalized start up expenses	13,635
Research and experimentation credit carryforwards	2,234
Deferred revenue	1,709
Depreciation and amortization	1,271
Other	3,601
Total deferred tax assets	48,840
Intangibles	(7,426)
Valuation allowance	(41,414)
Net deferred tax asset	$—

8.	Members’ Equity

Membership Interests

NextWave is a limited liability company under the Delaware Limited Liability Company Act (the “Act”). Except as otherwise provided by the Act, the debts, obligations and liabilities of NextWave, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of NextWave, and none of the members, managers, officers, employees or agents of NextWave are obligated personally for any such debt, obligation or liability of NextWave solely by reason of acting in their respective capacities.

NextWave’s capital consists of LLC interests with one vote for each interest held by the respective member. Each LLC interest has the same relative rights as and is identical in all respects to all the other interests. Additional members may be admitted with the consent of a majority of the board of managers and upon terms as may be determined by the board of managers. Except as required by the Act, members are not required to make any additional capital contributions to NextWave. At December 31, 2005 there were 488,672,267 LLC interests issued and outstanding.

Distributions to members, as declared by the board of managers, are made in accordance with the member’s percentage interest in NextWave. Quarterly distributions to members are made when required to satisfy their tax liability attributable to allocations of income, gain, loss, deduction and credit of NextWave in any calendar year for which an allocation is required. Because NextWave is classified as a partnership for federal income tax purposes, each member is required, in determining its own taxable income, to take into account its pro rata share of NextWave’s income, loss deduction or credit, generally with the same character as if realized directly by such member, regardless of the amount of cash, if any, distributed by NextWave to such member in such taxable year. No distributions were made during the period from inception (April 13, 2005) to December 31, 2005.

9.	Unit and Stock Option Plans

NextWave Wireless LLC 2005 Units Plan

NextWave’s 2005 Units Plan became effective on April 13, 2005, the effective date of the plan of reorganization. Under the plan 55,000,000 common units of NextWave were reserved for issuance of nonqualified unit options, or restricted, performance-based, bonus, phantom or other unit-based awards to board managers, employees and consultants to NextWave. Each common unit represents one membership interest in NextWave. The prices, terms and conditions of the options and awards are established by the compensation committee of the board of managers at the time of each grant. Outstanding options generally vest over four years, and have a maximum term of 10 years.

At December 31, 2005, NextWave may issue up to 55,000,000 membership units under this plan, of which 37,383,125 are granted and outstanding options and 17,616,875 are available for future grants.

Stock-based compensation expense related to options issued to a non-employee consultant were measured using the fair value method as prescribed by SFAS No. 123, and totaled $0.1 million during the period from inception (April 13, 2005) to December 31, 2005. The fair value assigned to this grant was estimated at the date of vesting using the Black-Scholes option-pricing model based on the following assumptions: contractual option term of one year, expected volatility of 51%, expected dividend yield of zero and a risk-free rate of 3.64%, resulting in a fair value of $0.22 per option unit. No stock-based compensation expense related to options issued to employees or other directors was recognized during the period from inception (April 13, 2005) to December 31, 2005, as the options were issued with exercise prices equal to the deemed fair market value of the underlying shares on the respective dates of grant.

The following table summarizes the status of the NextWave plan at December 31, 2005 and activity during the period from inception (April 13, 2005) to December 31, 2005:

(in thousands, except per unit data)	Options	Weighted Average Exercise Price per Unit
Granted	37,887	$1.00
Canceled	(504)	$1.00
Outstanding at December 31, 2005	37,383	$1.00

The weighted average remaining contractual life of NextWave options outstanding at December 31, 2005 is 9.2 years, of which 37,383,125 were exercisable at a weighted average exercise price of $1.00.

CYGNUS Communications, Inc. 2004 Stock Option Plan

The CYGNUS 2004 stock option plan provides for the granting of stock options to eligible employees, directors and consultants of CYGNUS. The prices, terms and conditions of the options are determined by the board of directors of CYGNUS at the time of each grant. Outstanding options generally vest over four years, and have a maximum term of 10 years.

At December 31, 2005, CYGNUS may issue up to 8,780,206 shares of common stock of CYGNUS under this plan, of which 7,465,321 are granted and outstanding options and 1,314,885 are available for future grants. No employee stock-based compensation expense was recorded during the period from inception (April 13, 2005) through December 31, 2005 as all options were issued to employees or directors with exercise prices equal to the market price of the underlying shares on the respective dates of grant.

The following table summarizes the status of the CYGNUS plan at December 31, 2005 and activity during the period from inception (April 13, 2005) through December 31, 2005:

(in thousands, except per share data)	Options	Weighted Average Exercise Price per Share
Outstanding at inception (April 13, 2005)	7,143	$0.10
Granted	1,960	$0.14
Exercised	(1,185)	$0.11
Canceled	(453)	$0.11
Outstanding at December 31, 2005	7,465	$0.11

The following table summarizes information about stock options outstanding under the CYGNUS plan at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$0.10 - $0.10	4,553	9.1	$0.10	3,542	$0.10
$0.10 - $0.20	2,787	4.6	$0.12	1,024	$0.14
$0.31 - $0.31	125	9.9	$0.31	125	$0.31
$0.10 - $0.31	7,465	7.4	$0.11	4,691	$0.11

PacketVideo 2005 Equity Incentive Plan

In connection with the acquisition of PacketVideo, the PacketVideo 2005 Equity Incentive Plan was adopted in August 2005, and subsequently amended in December 2005. Under the Plan, 9,250,000 shares of PacketVideo common stock have been reserved for issuance of stock options, stock bonuses or restricted stock to employee, directors and consultants of PacketVideo or its affiliates; provided that stock awards consisting of restricted securities may not exceed 4,625,000 shares. Outstanding options generally vest over four years, and have a maximum term of 10 years.

At December 31, 2005, PacketVideo may issue up to 9,250,000 shares of common stock of PacketVideo under this plan, of which 8,225,000 are granted and outstanding options and 1,025,000 are available for future grants. No stock-based compensation expense was recorded during the period from inception (April 13, 2005) through December 31, 2005 as all options were issued to employees or directors with exercise prices equal to the deemed fair market value of the underlying shares on the respective dates of grant.

During the period from inception (April 13, 2005) through December 31, 2005, 8,225,000 options were granted at $1.00 per share, all of which were outstanding at December 31, 2005 and had a weighted average remaining contractual life of 9.6 years. No options were exercisable at December 31, 2005.

Upon consummation of a public offering of common stock by NextWave using a Form S-1 or replacement form registration statement, each outstanding option is converted into an equivalent option to purchase shares of common stock to be issued by NextWave. At the time of conversion, the exchange will be accounted for as a modification under SFAS 123R and could result in additional compensation expense.

Warrants and Other Unit-Based Compensation

In September 2005, NextWave issued warrants to purchase 3,000,000 membership interests of NextWave to Station 4, LLC, a strategic advisor, at an exercise price of $1.00 per warrant. At December 31, 2005, 1,000,000 of the warrants were vested and, of the remaining 2,000,000 warrants, 1,000,000 vests each on September 1, 2006 and 2007. No warrants were exercised during the period from inception (April 13, 2005) through December 31, 2005, and all of the warrants expire on September 1, 2010. Under a related advisory services agreement, the advisor earns $416,665 on January 15, 2006, and $83,333 on the first day of each month thereafter, through the date of expiration of the agreement in September 2008. Such amounts are not payable in cash under any circumstances and may be used only as credits against the exercise price of the warrants when the advisor elects to exercise the warrants. If the warrant does not vest because the advisory services agreement has been terminated, the advisor will lose any warrant exercise credits that cannot be applied to exercise vested warrants. During the period from inception (April 13, 2005) through December 31, 2005 expense related to the warrant exercise credits totaled $0.3 million. Unamortized expense totaled $2.7 million at December 31, 2005, and will be charged to the results of operations with an offsetting increase to membership interests in the consolidated balance sheet over the remaining vesting periods. Under the agreement, in the event that the advisor makes a significant contribution to a transaction in which NextWave acquires the use of a substantial amount of certain types of spectrum as specified in the agreement, NextWave would issue to the advisor 5,000,000 in membership interests upon the completion of such transaction.

Stock-based compensation expense related to these warrants were measured using the fair value method as prescribed by SFAS No. 123, and totaled $0.6 million during the period from inception (April 13, 2005) to December 31, 2005. The fair value assigned to the vested increments of this warrant were estimated at the date of vest and, for the unvested increments, at December 31, 2005, using the Black-Scholes option-pricing model based on the following weighted average assumptions: contractual option term of 4.0 years, expected volatility of 51%, expected dividend yield of zero and a risk-free rate of 4.26%, resulting in a weighted average fair value of $0.44 per warrant unit. The fair value of the unvested increments will be remeasured at the end of each reporting period until vested, when the final fair value of the vesting increment is determined. Unamortized estimated stock-based compensation totaled $0.7 million at December 31, 2005, and will be charged to the results of operations with an offsetting increase to membership interests in the consolidated balance sheet over the remaining vesting periods. In accordance with the requirements of SFAS No. 123, no entries were made in NextWave’s financial statements for the unamortized stock-based compensation.

10.	401(k) Savings Plans

NextWave maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code covering substantially all of the employees of NextWave Broadband, Inc. CYGNUS maintains a 401(k) defined contribution savings plan covering substantially all of its employees. NextWave also assumed PacketVideo’s 401(k) defined contribution plan covering substantially all of the employees of PacketVideo. Employees may make voluntary contributions to their respective plan as a percent of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. Employer contributions to the respective plans are discretionary and are not required. No employer contributions were made to these plans during the period from inception (April 13, 2005) to December 31, 2005.

11.	Subsequent Events

Investment in Inquam Broadband Holding, Inc.

On January 6, 2006, NextWave acquired 51% of the equity securities of newly formed Inquam Broadband Holding, Ltd. (“INQUAM”), for 1.3 million Euros, or $1.6 million. NextWave also has the right to designate three of the five members of the board of directors. The primary reason for the investment is to provide NextWave with an entry into the wireless broadband telecommunications market in Germany. Under the subscription and shareholder agreement, NextWave has agreed to provide additional funding up to 1.4 million Euros, or $1.6 million using the January 6, 2006 currency exchange rate. NextWave also has the option to acquire a 51% interest in a subsidiary of Inquam BMR GP, the holder of the remaining 49% interest in INQUAM, for 9.7 million Euros, or $11.7 million using the January 6, 2006 currency exchange rate, subject to adjustment for changes in liabilities or subsequent funding provided to the subsidiary by INQUAM. The option expires six months after the date of a final court decision as to the validity of a spectrum award made to such subsidiary by the German regulatory authority.

INQUAM and its wholly-owned subsidiary will be included in NextWave’s consolidated financial statements from the date of the acquisition.

Acquisition

On February 2, 2006, NextWave acquired all of the outstanding shares of common stock of CYGNUS, which is already included in the consolidated financial statements as NextWave is deemed to be the primary beneficiary in accordance with FIN 46(R). The total cost of the acquisition of $8.9 million includes a combination of $53,000 in cash, 1.6 million in membership interests, $18.1 million in advances, $1.9 million in convertible preferred stock converted into common stock, less $8.6 million in accumulated CYGNUS losses while consolidated in accordance with FIN 46R and $4.2 million in cash acquired. The CYGNUS 2004 Stock Option Plan was also amended to provide for the conversion of each CYGNUS option into .30584 shares of NextWave upon the occurrence of a conversion event which includes the U.S. Securities and Exchange Commission’s declaration of a Form 10 effective in conjunction with an effective listing on a public securities exchange, or the sale, public offering or liquidation of NextWave ownership interests. At the time of conversion, the exchange will be accounted for as a modification under SFAS 123R and could result in additional compensation expense.

The preliminary cost of the acquisition of $8.9 million will be allocated to the assets acquired and liabilities assumed based upon their fair values, including reducing minority interest to zero. The excess of the purchase price over the acquired net tangible assets is preliminarily estimated at $6.8 million and will be allocated pending the completion of a purchased intangible asset valuation.

NEXTWAVE WIRELESS LLC
Schedule II—Valuation and Qualifying Accounts

For the Period from Inception (April 13, 2005) to December 31, 2005

(in thousands)	Balance at Beginning of Period	Net Additions Charged (Credited) to Expense	Additions Acquired from Business Combinations	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts	$—	$218	$195	$(22)	$391
Reserve for contract termination fee	$—	$7,121	$—	$—	$7,121
Unfavorable lease liability	$1,260	$67	$—	$(290)	$1,037

(1) Deduction for allowance for doubtful accounts is for accounts receivable written-off. Deduction for the unfavorable lease liability represents amounts paid in cash.

NEXTWAVE WIRELESS LLC AND PACKETVIDEO CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Period from Inception (April 13, 2005) to December 31, 2005
(In thousands)

	Historical
	NextWave Wireless LLC	PacketVideo Corporation
	For the period from inception (April 13, 2005) to December 31, 2005	For the period from April 13, 2005 to July 18, 2005	Adjustments	Notes	Pro Forma Combined
Revenues	$4,144	$4,648	$(343)	(2)	$8,449
Operating expenses:
Cost of revenues	4,573	3,650	368	(3)	8,591
Engineering, research and development	17,349	1,309	47	(3)	18,705
General and administrative	15,318	697	58	(3)	16,073
Sales and marketing	2,960	930	216	(3)	4,106
Business realignment costs	13,031	—	—		13,031
Purchased in-process research and development	6,600	—	—		6,600
Total operating expenses	59,831	6,586	689		67,106
Loss from operations	(55,687)	(1,938)	(1,032)		(58,657)
Total other income (expense), net	10,025	263	—		10,288
Loss before minority interest and provision for income taxes	(45,662)	(1,675)	(1,032)		(48,369)
Minority interest	127	—	—		127
Provision for income taxes	(417)	—	—		(417)
Net loss	$(45,952)	$(1,675)	$(1,032)		$(48,659)

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

NEXTWAVE WIRELESS LLC AND PACKETVIDEO CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

1. Basis of Pro Forma Presentation

On July 19, 2005 (the “Closing Date”) NextWave Wireless LLC (“NextWave”) completed the acquisition (“Acquisition”) of all the issued and outstanding common and preferred stock of PacketVideo Corporation (“PacketVideo”), a provider of multimedia software for mobile handsets and other converged devices.

The total cost of the acquisition of $46.6 million included cash paid for common and preferred stock of $46.5 million and closing costs of $0.4 million, less cash acquired of $0.3 million. Under the purchase method of accounting, the purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition as follows:

(in thousands)
Accounts receivable	$3,498
Deferred contract costs	474
Prepaid expenses and other current assets	792
Property and equipment, net	679
Goodwill	20,163
Intangible assets	26,100
Deposits and other noncurrent assets	825
Accounts payable, accrued expenses and other current liabilities	(3,047)
Deferred revenue	(2,343)
Noncurrent deferred rent	(520)
Total acquisition cost	$46,621

The excess of the purchase price over the acquired net assets was $20.2 million and has been allocated to goodwill in the consolidated balance sheet. The amount allocated to intangible assets and their respective amortizable lives were based on an independent third party appraisal and are attributed to the following categories:

(dollars in thousands)	Life	Amount
Purchased technology	7 years	$8,600
Customer relationships	8 years	5,700
In-process research and development	none	6,600
Non-compete agreements	4 years	2,800
Purchased tradenames and trademarks	indefinite	2,400
		$26,100

Purchased in-process research and development costs relate to development projects which had not yet reached technological feasibility and had no alternative future uses at the date of acquisition. These costs were expensed in the consolidated statement of operations at the date of acquisition. An experienced technological employee base and operations in a specialized niche in the wireless industry were among the factors that contributed to a purchase price resulting in the recognition of goodwill.

The pro forma condensed combined statement of operations included herein has been prepared by NextWave, without audit, under the rules and regulations of the Securities and Exchange Commission. Some information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted under these rules and regulations.

The preparation of the unaudited pro forma condensed combined statement of operations, in conformity with generally accepted accounting principles in the United States, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The unaudited pro forma condensed combined statement of operations for the period from inception (April 13, 2005) to December 31, 2005 gives effect to the Acquisition as if it had occurred at inception (April 13, 2005). The unaudited pro forma condensed combined statement of operations was prepared by combining PacketVideo’s results of operations for the period from inception (April 13, 2005) to the Acquisition’s Closing Date (July 19, 2005) with the results of operations for the period from inception (April 13, 2005) to December 31, 2005 of NextWave. The results of PacketVideo’s operations have been included in NextWave’s consolidated financial statements from the date of acquisition.

This unaudited pro forma condensed combined statement of operations does not give effect to any restructuring costs or any potential cost savings or other operating efficiencies that could result from the Acquisition.

The unaudited pro forma condensed combined results of operations should be read in conjunction with the historical financial statements and the notes thereto of NextWave and PacketVideo.

2. Revenue

An adjustment of $0.3 million was made to reduce the amount of revenue recognized for the period from inception (April 13, 2005) to the date of acquisition (July 19, 2005) to adjust the deferred revenue balance assuming the acquisition occurred April 13, 2005.

3. Amortization of Purchased Intangibles

Adjustments totaling $0.7 million for the period from inception (April 13, 2005) to the date of Acquisition (July 19, 2005) were made to recognize amortization expense of identifiable intangible assets primarily consisting of customer relationships, purchased technology, non-compete agreements and trade name. The amortization is based on a weighted average useful life of 6.8 years.

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders
PacketVideo Corporation

We have audited the accompanying consolidated balance sheets of PacketVideo Corporation (“the Company”) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PacketVideo Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Moss Adams LLP

San Diego, California
March 22, 2005, except for Note 4, paragraph 2, as to which the date is April 11, 2005

PACKETVIDEO CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$1,994,589	$4,023,171
Accounts receivable	3,057,769	1,281,887
Prepaid expenses and other current assets	1,115,057	244,871
Total current assets	6,167,415	5,549,929
Property and Equipment, net	342,587	529,398
Other Assets	1,375,145	1,651,392
Total assets	$7,885,147	$7,730,719
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,126,105	$343,141
Accrued payroll and benefits	577,693	633,818
Other accrued liabilities	973,204	497,816
Deferred revenue	3,641,533	1,514,345
Total current liabilities	6,318,535	2,989,120
Deferred Rent	509,560	429,927
Total liabilities	6,828,095	3,419,047
Commitments and Contingencies (Notes 4 and 8)
Stockholders’ Equity
Convertible preferred stock $0.001 par value; 27,160,167 shares authorized;
Series A convertible preferred stock designated - 5,139,996 shares:
Issued and outstanding shares - 5,139,996 at December 31, 2004 and 2003;
Liquidation preference - $897,800 for both years	5,140	5,140

Series B convertible preferred stock, designated - 8,955,225 shares:
Issued and outstanding shares - 8,955,225 at December 31, 2004 and 2003;
Liquidation preference - $4,000,000 for both years	8,955	8,955

Series C Convertible preferred stock, designated - 4,375,000 shares:
Issued and outstanding shares - 4,375,000 at December 31, 2004 and 2003;
Liquidation preferences - $21,000,000 for both years	4,375	4,375

Series D convertible preferred stock, designated - 1,443,569 shares:
Issued and outstanding shares - 1,443,569 at December 31, 2004 and 2003;
Liquidation preference - $16,500,000 for both years	1,444	1,444

Series E convertible preferred stock, designated - 7,246,377 shares:
Issued and outstanding shares - 7,156,005 at December 31, 2004 and 2003;
Liquidation preferences - $98,752,869 for both years	7,156	7,156

Common stock, $0.001 par value; 70,000,000 shares authorized;
Issued and outstanding shares - 21,283,265 at December 31, 2004 and 21,250,681 at December 31, 2003	21,281	21,251
Additional paid-in capital	162,445,608	162,443,751
Accumulated deficit	(161,348,882)	(158,180,400)
Accumulated other comprehensive income	1,147,077	4,311,672
Foreign currency translation adjustment	(88,025)	-
Total stockholders’ equity	1,057,052	4,311,672
Total liabilities and stockholders’ equity	$7,885,147	$7,730,719

PACKETVIDEO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE	$10,862,453	$6,059,506
OPERATING EXPENSES
Engineering, research, and development	7,913,798	7,352,574
General and administrative	2,905,950	1,399,361
Sales and marketing	2,875,711	3,107,055
Stock-based compensation	-	139,978
Total operating expenses	13,695,459	11,998,968
Loss from operations	(2,833,006)	(5,939,462)
OTHER EXPENSE	(108,648)	(7,158)
FOREIGN TAXES	(226,828)	(70,480)
Operating taxes before discontinued operations	(3,168,482)	(6,017,100)
DISCONTINUED OPERATIONS
Operating loss on server division, net of taxes of $18,899	-	(7,988,764)
Gain on sale of server division	-	4,592,765
Net loss	$(3,168,482)	$(9,413,099)

PACKETVIDEO CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock		Common Stock		Additional Paid-in	Deferred	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income	Equity
BALANCE, DECEMBER 31, 2002	27,069,795	$27,070	21,482,309	$21,482	$162,818,207	$(429,603)	$(148,767,301)	$-	$13,669,855
Repurchase of common stock	-	-	(235,690)	(235)	(85,234)	-	-	-	(85,469)
Issuance of common stock	-	-	4,062	4	403	-	-	-	407
Elimination of deferred compensation related to termination	-	-	-	-	(289,625)	289,625	-	-	-
Amortization of deferred compensation	-	-	-	-	-	139,978	-	-	139,978
Net loss	-	-	-	-	-	-	(9,413,099)	-	(9,413,099)
BALANCE, DECEMBER 31, 2003	27,069,795	27,070	21,250,681	21,251	162,443,751	-	(158,180,400)	-	4,311,672
Foreign currency translation adjustment	-	-	-	-		-	-	(88,025)	(88,025)
Repurchase of common stock	-	-	(308)	(3)	(1,477)	-	-	-	(1,480)
Issuance of common stock	-	-	33,680	33	3,334	-	-	-	3,367
Net loss	-	-	-	-	-	-	(3,168,482)	-	(3,168,482)
BALANCE, DECEMBER 31, 2004	27,069,795	$27,070	21,283,265	$21,281	$162,445,608	$-	$(161,348,882)	$(88,025)	$1,057,052

PACKETVIDEO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

OPERATING ACTIVITIES	$(3,168,482)	$(9,413,099)
Net loss
Adjustments to reconcile net loss to net cash from operating activities
Depreciation	477,829	1,728,326
Stock-based compensation	-	139,978
Foreign currency translation adjustment	(88,025)	-
Gain on sale of fixed assets	(22,651)	(58,994)
Gain on sale of server division	-	(4,592,765)
(Increase) decrease in operating assets
Accounts receivable	(1,775,882)	559,789
Prepaid expenses and other current assets	(870,186)	210,640
Other assets	276,247	(449,374)
Increase (decrease) in operating liabilities
Accounts payable	797,293	(152,549)
Accrued payroll and benefits	(56,125)	(358,005)
Other accrued liabilities	540,689	38,243
Deferred revenue	2,127,188	(285,723)
Net cash (used in) operating activities	(1,762,105)	(12,633,533)
INVESTING ACTIVITIES
Proceeds from sale of server business	-	5,000,000
Proceeds from sale of equipment	-	346,633
Purchase of property and equipment	(268,367)	(399,726)
Net cash provided by (used in) investing activities	(268,367)	4,946,907
FINANCING ACTIVITIES
Proceeds from issuance or common stock	3,370	407
Repurchase of common stock	(1,480)	(85,469)
Net cash provided by (used in) provided by financing activities	1,890	(85,062)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(2,028,582)	(7,771,688)
CASH AND CASH EQUIVALENTS
Beginning of year	4,023,171	11,794,859
End of year	$1,994,589	$4,023,171
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for income taxes	$226,828	$70,480

Note 1 - Summary of Significant Accounting Policies

Description of Business - PacketVideo Corporation (“the Company”) was organized under the laws of the state of Delaware. The Company is developing software and technologies that enable the delivery, management, and viewing of full-motion video and audio over wireless networks.

Basis of Presentation - The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. As of December 31, 2004, the Company has negative working capital of approximately $440,120 and an accumulated deficit of $161,637,882. On March 9, 2005, the Board of Directors unanimously approved a $1,500,000 bridge financing facility led by internal management to cover short-term working capital needs. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company’s 2005 Financial Plan (“the Plan”) details the revenue levels necessary to maintain its planned cost structure. If the Company is unable to achieve these revenue levels and meet its cost targets within a reasonable range, the Company will need to obtain additional equity or debt financing or reduce operating costs. While there can be no assurance that the Company will be able to achieve the financial targets set forth in the Plan or obtain additional financing, management believes it has the ability and intent to reduce operating expenses such that existing working capital would be sufficient to fund operations through at least December 31, 2005. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less from  the date of purchase. The Company has not experienced any losses on its cash and cash equivalents.

Fair Value of Financial Instruments - The carrying value of cash, cash equivalents, accounts payable, and accrued liabilities approximates fair value.

Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (three to seven years). Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the respective assets or the term of the lease, whichever is less.

Impairment of Long-lived Assets - The Company investigates potential impairments of its long-lived assets when there is evidence that events or changes in circumstances may have made recovery of an asset’s carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. There were no impairment losses recorded in 2004. Any impairment losses during 2003 were accounted for as part of the disposition of the Company’s server division.

Engineering, Research, and Development - Engineering, research, and development costs are expensed as incurred. Included in engineering, research, and development are burdened direct costs associated with revenue from contract engineering services performed by the Company.

Software Development Costs - The Company accounts for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Software development costs incurred in the research and development of software products and enhancements to existing software products are expensed prior to the establishment of technological feasibility. Management has determined based upon the achievement of technological feasibility and the timing of the sale of such technology to its customers that the amounts are material and has chosen to capitalize these costs.

Revenue - The Company derives its revenues from the licensing of software, training services, customer support services, and engineering design contracts.

For software arrangements that include multiple elements, such as those that include rights to software products, customer support, and training services, the Company allocates revenue to each component of the arrangement based on objective evidence of its fair value, which is specific to the Company. The objective evidence for each element is based on the sale price of each element when sold or offered for sale separately. Revenues from software products generally are recognized when products are delivered. Customer support and training services revenues are recognized on a straight-line basis over the life of the contract. For engineering design contracts, the Company recognizes revenue pursuant to the American Institute of Certified Public Accountants Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and specifically follows guidance under Percentage Completion “POC.” Under the percentage-of-completion method, revenues are recognized on the basis of contract completion to-date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance, and are included in “engineering, research and development expense” in the consolidated statements of operations.

For time and materials contracts, revenue is recorded at agreed-upon billing rates at the time services are provided.

Revenue (Continued) - For contracts that also have a royalty component, the Company follows the guidance under Staff Accounting Bulletins (SAB) 101 as amended by SAB 104 and recognizes royalty revenue when the related products are shipped to the licensees. Royalties are reported to the Company by its licensees in the quarter after the Company has earned such royalties. Royalties from licensees for which estimates could be reasonably made have been accrued in the quarter when earned and adjusted in the subsequent quarter for the actual royalties reported. If the Company concludes it does not have this ability for some or all licensees, the Company will not accrue royalty amounts for these particular licensees and will record royalty revenues as they are reported.

Receivables - Receivables are recorded according to contractual agreements, and are presented in the consolidated balance sheets net of the allowance for doubtful accounts. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for doubtful accounts is estimated based on the Company’s historical losses, the existing economic conditions, and the financial stability of its customers. Receivables are written-off in the year deemed uncollectible. Management has determined that no allowance was required for the years ended December 31, 2004 or 2003.

Customer Concentrations - For the year ended December 31, 2004, four customers accounted for 62 percent of the Company’s revenue. For the year ended December 31, 2003, two customers accounted for 23 percent of the Company’s revenue. In 2003, 7 percent of the Company’s revenue was derived from sales in Japan.

Concentration of Cash and Cash Equivalents - The Company maintains its cash and cash equivalents in bank accounts which at times exceed federally insured deposit limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Stock Options - SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (EITF) No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of the stock determined as of the grant date, and is recognized over the periods in which the related services are rendered. Deferred compensation for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF No. 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest. SFAS No. 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25 to account for stock-based compensation. The Company has decided to retain the intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. Pro forma information regarding net income (loss) is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.

Stock Options (Continued) - The fair value for these options was estimated at the dates of grant using the minimum value option pricing model with the following weighted-average assumptions for 2004 and 2003: (a) weighted average risk-free interest rate of 3 percent, (b) expected dividend yield of 0 percent, (c) four-year estimated life of the options, and (d) expected volatility of 0 percent.

If the minimum value of SFAS No. 123 had been applied for the years ended December 31, 2004 and 2003, the pro forma net loss would have been as follows:

	2004	2003
Net (loss)	$(3,168,482)	$(9,413,099)
Compensation expense	(103,984)	(1,116,569)
Pro forma net (loss)	$(3,272,466)	$(10,529,668)

The effects of applying SFAS No. 123 for pro forma disclosure is not likely to be representative of the pro forma effect on net income (loss) in future years.

Income Taxes - Current income tax provision or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting Pronouncements - In 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). The Company is required to adopt SFAS 123R in 2006. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an equity award based on the grant date fair value. The cost will be recognized as an expense in financial statements over the period during which an employee is required to provide service in order to vest in the award. Under SFAS 123R, the Company will be required to use a volatility estimate in its fair value of estimate awards and, therefore, the amount of non-cash expense that will recognized may be higher than the amount disclosed above.

In May 2004, the FASB issued SFAS No. 150 (SFAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The Company does not expect SFAS 150 to have a material impact on the Company’s consolidated financial statements.

Foreign Currency Translation - For each of the Company’s foreign subsidiaries, the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ deficit.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. For the year ended December 31, 2004, there were foreign currency transaction losses of $132,635.

Reclassifications - Certain amounts from the previous year have been reclassified in the accompanying consolidated financial statements to conform to the 2004 presentation.

Note 2 - Accounts Receivable

As of December 31, 2004 and 2003, accounts receivable consist of:

	2004	2003
Billed	$1,301,293	$1,077,877
Unbilled	1,756,476	195,984
	$3,057,769	$1,273,861

Note 3 - Property and Equipment

As of December 31, 2004 and 2003, property and equipment are summarized as follows:

Software	$2,688,215	$2,615,344
Computer equipment	2,678,815	2,203,709
Leasehold improvements	196,628	158,879
Furniture and office equipment	149,494	418,021
	5,713,152	5,395,953
Less accumulated depreciation and amortization	(5,370,565)	(4,866,555)
	$342,587	$529,398

Note 4 - Commitments and Contingencies

Lease Agreements - The Company has leased its facilities under various operating leases which expire in January 2005 to May 2010. For the years ended December 31, 2004 and 2003, rent expense net of sublease income was $233,375 and $1,065,962, respectively. At December 31, 2004, annual minimum future payments under the operating leases are as follows:

Years ending December 31,

2005	$1,744,950
2006	1,407,142
2007	1,384,417
2008	1,433,916
2009	1,489,830
Thereafter	699,838
Total minimum lease payments	$8,160,093

Operating lease commitments noted above have not been reduced by minimum sublease rental income. For the years ended December 31, 2004 and 2003, sublease rental income was $1,667,776 and $1,472,949, respectively. The sublease expires in July 2007 and is cancelable with a six-month written notice, and is subject to an early termination fee of three times the monthly rent. The Company is liable for making payments to the original lessor, whether or not the Company has a sublessee and whether or not the sublessee pays its monthly rent. Total future minimum lease income in 2005, assuming an early termination of the lease, is $1,080,232.

Legal Proceedings - In December of 2004, a competitor brought suit against the Company in U.S. District Court in Illinois, alleging breach of contract, copyright infringement, misappropriation of trade secrets, and various other claims. On April 11, 2005, the Company settled the claim for $250,000.

Tax Audit - In March 2005, the Company was notified that the French tax authorities are conducting an audit of the Company’s Subsidiary in France, specifically to identify any underpayment of Value-Added Taxes (VAT). The Company has been informed that the potential claim is up to approximately $600,000. The Company has engaged legal counsel and plans to dispute the claim. If the claim is enforced, the Company believes that any liability will be offset by a tax deduction, and therefore, has not recorded an accrual in the accompanying consolidated financial statements.

Note 5 - Stockholders’ Equity

Shares Authorized - As of December 31, 2004 and 2003, the authorized shares of common and convertible preferred stock are 70,000,000 and 27,160,167, respectively.

Stock Options - The Company adopted the 2000 Equity Incentive Plan (“the Plan”) and reserved 10,500,000 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and non-statutory stock options, stock bonuses, and rights to purchase restricted stock to employees, directors, or consultants of the Company. The Plan provides that incentive stock options will be granted only to employees at no less than the fair value of the Company’s common stock (no less than 85 percent of the fair value for non-statutory stock options), as determined by the Board of Directors at the date of the grant. Options generally vest 25 percent one year from the date of the grant and ratably each month thereafter for a period of 36 months and expire up to 10 years from date of grant. However, the Company issued approximately 2,400,000 options in July 2003 and 5,000 options in April 2004 that vest monthly over two years.

Certain option grants under the Plan are subject to an early exercise provision. Common shares obtained on early exercise of unvested options are subject to repurchase by the Company at the original issue price and will vest according to the respective option agreement. At December 31, 2004, there were 16,712 common shares outstanding, which are subject to repurchase by the Company.

A summary of the Company’s stock option activity for all options granted and related information are as follows:

	Options	Weighted- average Exercise Price
Balance outstanding, January 1, 2003	6,020,804	$2.52

Granted	64,000	0.10
Exercised	(4,062)	0.10
Canceled	(1,330,334)	1.75

Balance outstanding, December 31, 2003	4,750,408	$2.70

Granted	143,000	0.10
Exercised	(33,680)	0.10
Canceled	(308)	4.80

Balance outstanding, December 31, 2004	4,859,420	2.52

Additional information regarding outstanding options is as follows:

	Options Outstanding			Options Exercised
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercised	Weighted Average Exercise Price
$0.10 to $4.80	4,859,420	5.02	$2.52	38,149	$0.10
	4,859,420		$2.52	38,149	$0.10

Warrants - The Company has issued warrants for a total of 2,162,000 shares of its common stock with a weighted-average exercise price of $13.31 per share. The warrants are earned based on certain performance criteria and expire 2004 through 2010. The weighted average remaining contractual life of the warrants is 5.10 years. Through December 31, 2004, 1,097,264 warrants have been earned and are exercisable. However, none have been exercised. The fair value of the warrants earned as of December 31, 2004 was estimated by management to be $1,211,814 using the Black Scholes option pricing model with the following assumptions: (a) weighted-average risk-free interest rate of 3 percent; (b) expected dividend yield of 0 percent; (c) estimated life of the warrants ranging from three to five years; and (d) expected volatility of 0 percent.

Deferred Compensation - Through December 31, 2003, the Company recorded deferred compensation for the difference between the price per share of restricted stock issued or the exercise price of stock options granted and the fair value for consolidated financial statement presentation purposes of the Company’s common stock at the date of issuance or grant. The deferred compensation was amortized over the vesting period of the related restricted stock or options, generally four years, using the aggregation methodology prescribed by FASB Interpretation No. 28. Gross deferred compensation recorded through December 31, 2003 totaled $20,095,325 and related amortization expense totaled $139,978 for the year ended December 31, 2003.

Convertible Preferred Stock - During 1998, the Company issued an aggregate of 4,539,996 shares of Series A convertible preferred stock. In 1999, the Company issued an additional 600,000 shares of Series A convertible preferred stock and 8,955,225 and 4,375,000 shares of Series B and Series C convertible preferred stock, respectively. In 2000, the Company issued 1,443,569 and 4,848,034 shares of Series D and Series E convertible preferred stock, respectively. In 2001, the Company issued 2,307,971 shares of Series E convertible preferred stock.

The holders of the Series A, B, C, D, and E convertible preferred stock are entitled to receive cash dividends at a rate of 8 percent of the original issue price per share per annum. The dividends on preferred stock are non-cumulative and payable only when and if declared by the Board of Directors.

The holders of the Series A, B, C, D, and E convertible preferred stock may at any time elect to convert any or all shares into common shares of the Company at the then applicable conversion rate, currently one-to-one, subject to certain anti-dilutive adjustments. Each share is automatically converted into common stock, at the then applicable conversion rate, upon the closing of a firmly underwritten public offering of shares of common stock of the Company with gross proceeds of at least $40,000,000 and a per share price of at least $13.80. Each holder of Series A, B, C, D, and E convertible preferred stock is entitled to one vote for each share of common stock into which such convertible preferred share would convert.

The holders of the Series A, B, C, D, and E convertible preferred stock are entitled to receive liquidation preferences in an amount equal to such shares’ original issuance price plus all declared and unpaid dividends, prior and in preference to any distribution of assets to the holders of common stock.

Shares Reserved for Future Issuance - The following common stock shares are reserved for future issuance at December 31, 2004:

Conversion of preferred stock	$27,069,795
Stock options issued and outstanding	4,859,420
Authorized for future grants	2,939,599
Warrants	1,097,264
$35,966,078

Note 6 - Income Taxes

For the years ended December 31, 2004 and 2003, the Company recorded $226,828 and $70,480 of income tax expense related to foreign income tax withheld on revenues, respectively.

At December 31, 2004, the Company had federal and state tax net operating loss carryforwards of approximately $120,174,000 and $49,183,000, respectively. The federal and state tax loss carryforwards will begin expiring in 2018 and 2008, respectively, unless previously utilized. The Company has federal and state research and development tax credit carryforwards of approximately $3,823,000 and $2,090,000, respectively, which will begin expiring in 2018, unless previously utilized. The Company also has a foreign tax credit carryforward of approximately $486,000 that will begin expiring in 2005, unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50 percent within a three-year period.

Significant components of the Company’s deferred tax assets as of December 31, 2004 and 2003 are shown below. A valuation allowance has been established to offset the deferred tax assets will not be realized.

	2004	2003
Deferred tax assets
Net operating loss carryforwards	$43,685,000	$44,138,000
Capitalized research and development	1,949,000	2,051,000
Research and development credit carryforwards	5,182,000	4,954,000
Foreign tax credit carryforwards	486,000	486,000
Other	2,122,000	1,587,000
Total deferred tax assets	(53,424,000)	53,216,000
Valuation allowance for deferred tax assets	(53,424,000)	(53,216,000)
Net deferred taxes	$-	$-

Note 7 - Employee Benefit Plan

In 2000, the Company adopted a defined contribution 401(k) plan for employees. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. The Company’s contributions to the plan are discretionary and the Company made no contributions in 2004 or 2003.

Note 8 - Discontinued Operations in 2003

In November 2003, the server segment was sold for net proceeds of approximately $5,000,000. Total revenue and expenses from discontinued operations for the year ended December 31, 2003 was $1,300,062. The results of the operations for the server segment are reflected as discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

INDEX TO EXHIBITS

Number	Description

2.1
Third Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of NextWave Personal Communications Inc., NextWave Power Partners Inc., NextWave Partners Inc., NextWave Wireless Inc. and NextWave Telecom Inc., dated January 21, 2005†

2.2	Agreement and Plan of Merger, dated as of May 25, 2005, by and among NextWave Wireless LLC, PVC Acquisition Corp., PacketVideo Corporation and William D. Cvengros, as the Stockholder Representative
3.1	Amended and Restated Limited Liability Company Agreement of NextWave Wireless LLC†
4.1	Specimen limited liability company interest certificate*
4.2	Form of Station 4, LLC Warrant†
4.3	Indenture, dated April 13, 2005, by and between NextWave Wireless LLC and JPMorgan Chase Bank, N.A., as trustee (with respect to $149,000,000 Non-Recourse Secured Notes) †
10.1	NextWave Wireless LLC 2005 Units Plan†
10.2	PacketVideo Corporation 2005 Equity Incentive Plan†
10.3	CYGNUS Communications, Inc. 2004 Stock Option Plan†
10.4	Acquisition Agreement by and among NextWave Telecom Inc., Cellco Partnership D/B/A Verizon Wireless and VZW Corp., dated as of November 4, 2004†
10.5	Option Agreement between NextWave Wireless LLC and Manchester Financial Group LP†
10.6	NextWave Wireless LLC 2005 Units Plan Option Award Agreement
10.7
Acquisition Agreement, dated as of May 9, 2006, by and among (i) NextWave Wireless LLC, (ii) NW Spectrum Co., (iii) WCS Wireless, Inc., (iv) Columbia WCS III, Inc., (v) TKH Corp., (vi) Columbia Capital Equity Partners III (Cayman), L.P., the sole stockholder of Columbia WCS III, Inc., (vii) each of the stockholders of TKH Corp., namely, Aspen Partners Series A, Series of Aspen Capital Partners, L.P., Oak Foundation USA, Inc., Enteraspen Limited, and The Reed Institute dba Reed College and (viii) Columbia Capital, LLC, as the Stockholder Representative.

10.8	Spectrum Acquisition Agreement, dated as of October 13, 2005, between NextWave Broadband Inc. and Bal-Rivgam, LLC
11.1	Statement of Computation of Earnings Per Share (required information contained in this Form 10)
21.1	Subsidiaries of the registrant
99.1	Certificate of Incorporation of NextWave Wireless Inc.*
99.2	Bylaws of NextWave Wireless Inc.*
* To be filed by amendment.
† Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXTWAVE WIRELESS LLC

Date: June 28, 2006	By:	/s/ Frank A. Cassou
Name: Frank A. Cassou Title: Executive Vice President

EXHIBIT INDEX

Number	Description

2.1
Third Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of NextWave Personal Communications Inc., NextWave Power Partners Inc., NextWave Partners Inc., NextWave Wireless Inc. and NextWave Telecom Inc., dated January 21, 2005†

2.2	Agreement and Plan of Merger, dated as of May 25, 2005, by and among NextWave Wireless LLC, PVC Acquisition Corp., PacketVideo Corporation and William D. Cvengros, as the Stockholder Representative
3.1	Amended and Restated Limited Liability Company Agreement of NextWave Wireless LLC†
4.1	Specimen limited liability company interest certificate*
4.2	Form of Station 4, LLC Warrant†
4.3	Indenture, dated April 13, 2005, by and between NextWave Wireless LLC and JPMorgan Chase Bank, N.A., as trustee (with respect to $149,000,000 Non-Recourse Secured Notes) †
10.1	NextWave Wireless LLC 2005 Units Plan†
10.2	PacketVideo Corporation 2005 Equity Incentive Plan†
10.3	CYGNUS Communications, Inc. 2004 Stock Option Plan†
10.4	Acquisition Agreement by and among NextWave Telecom Inc., Cellco Partnership D/B/A Verizon Wireless and VZW Corp., dated as of November 4, 2004†
10.5	Option Agreement between NextWave Wireless LLC and Manchester Financial Group LP†
10.6	NextWave Wireless LLC 2005 Units Plan Option Award Agreement
10.7
Acquisition Agreement, dated as of May 9, 2006, by and among (i) NextWave Wireless LLC, (ii) NW Spectrum Co., (iii) WCS Wireless, Inc., (iv) Columbia WCS III, Inc., (v) TKH Corp., (vi) Columbia Capital Equity Partners III (Cayman), L.P., the sole stockholder of Columbia WCS III, Inc., (vii) each of the stockholders of TKH Corp., namely, Aspen Partners Series A, Series of Aspen Capital Partners, L.P., Oak Foundation USA, Inc., Enteraspen Limited, and The Reed Institute dba Reed College and (viii) Columbia Capital, LLC, as the Stockholder Representative

10.8	Spectrum Acquisition Agreement, dated as of October 13, 2005, between NextWave Broadband Inc. and Bal-Rivgam, LLC
11.1	Statement of Computation of Earnings Per Share (required information contained in this Form 10)
21.1	Subsidiaries of the registrant
99.1	Certificate of Incorporation of NextWave Wireless Inc.*
99.2	Bylaws of NextWave Wireless Inc.*
* To be filed by amendment.
† Previously filed.